As filed with the Securities and Exchange Commission on April 30, 2001

                                                     Registration No.  333-43518
                                                                       811-10051

                      SECURITIES AND EXCHANGE COMMISSION
                      ----------------------------------
                            WASHINGTON, D.C. 20549

                           DREYFUS ACCESS ADVANTAGE

                                   FORM N-4

                       REGISTRATION STATEMENT UNDER THE
                         SECURITIES ACT OF 1933                              X
                        Pre-Effective Amendment No.  1
                       Post-Effective Amendment No. ___

                                      and

                         REGISTRATION STATEMENT UNDER
                     THE INVESTMENT COMPANY ACT OF 1940                      X
                                 Amendment No. 1

                             SEPARATE ACCOUNT VA G
                          (Exact Name of Registrant)

                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                               1150 South Olive
                             Los Angeles, CA 90015
             (Address of Depositor's Principal Executive Offices)

                 Depositor's Telephone Number: (213) 742-2111

                              Frank A. Camp, Esq.
                Transamerica Occidental Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R. Bellamy, Esq.
                       Sutherland Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

Title of Securities Being Registered: Flexible Premium Variable Annuity Policies
------------------------------------

Approximate Date of Proposed Public Offering:
--------------------------------------------

It is proposed that this filing become effective:

     immediately upon filing pursuant to paragraph (b) of Rule 485
----
     on ___________ pursuant to paragraph (b) of Rule 485
----
     60 days after filing pursuant to paragraph (a)(1) of Rule 485
----
  X  on May 1, 2001 pursuant to paragraph (a)(1) of Rule 485
----
     75 days after filing pursuant to paragraph (a)(2)
----
     on _______ pursuant to paragraph (a)(2) of Rule 485
----
If appropriate, check the following box:

     This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment


As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                                         DREYFUS
                                                                ACCESS ADVANTAGE
                                                                VARIABLE ANNUITY
                                                                  Issued Through
                                                           SEPARATE ACCOUNT VA G
                                                                              by
                                                         TRANSAMERICA OCCIDENTAL
                                                          LIFE INSURANCE COMPANY
Prospectus

May 1, 2001
This prospectus and the mutual fund prospectuses give you important information about the variable annuity contracts and the mutual funds. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Dreyfus Access Advantage Variable Annuity, you can obtain a free copy of the Statement of Additional Information
(SAI) dated May 1, 2001. Please call us at 877-717-8861 or write us at:
Transamerica Occidental Life Insurance Company, Annuity Service Center, 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0111. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission
(SEC) and is incorporated herein by reference. Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the contracts and the mutual funds:
 .  are not bank deposits
 .  are not federally insured
 .  are not endorsed by any bank or government agency
 .  are not guaranteed to achieve their goal
 .  are subject to risks, including loss of purchase payments

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
This flexible purchase payment deferred annuity contract has many investment choices. There is a fixed account, which offers interest at rates that are guaranteed by Transamerica Occidental Life Insurance Company (Transamerica), and twenty-six mutual fund portfolios offered by the underlying funds listed below. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the mutual fund portfolios.

DREYFUS VARIABLE INVESTMENT
FUND--SERVICE CLASS
Managed by The Dreyfus Corporation
Appreciation Portfolio
Balanced Portfolio
Disciplined Stock Portfolio
Growth and Income Portfolio
International Value Portfolio
Limited Term High Income Portfolio
Quality Bond Portfolio
Small Cap Portfolio
Small Company Stock Portfolio
Special Value Portfolio

DREYFUS VARIABLE INVESTMENT FUND
Managed by The Dreyfus Corporation
Money Market Portfolio

DREYFUS STOCK INDEX FUND--SERVICE CLASS
Managed by The Dreyfus Corporation and Mellon Equity Associates

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.--SERVICE CLASS
Managed by The Dreyfus Corporation

DREYFUS INVESTMENT PORTFOLIOS--SERVICE CLASS
Managed by The Dreyfus Corporation
Core Bond Portfolio
Core Value Portfolio
Emerging Leaders Portfolio
Emerging Markets Portfolio
European Equity Portfolio
Founders Discovery Portfolio
Founders Growth Portfolio
Founders International Equity Portfolio
Founders Passport Portfolio
Japan Portfolio
MidCap Stock Portfolio
Technology Growth Portfolio

TRANSAMERICA VARIABLE INSURANCE FUND, INC.
Managed by Transamerica
Investment Management, LLC
Transamerica VIF Growth Portfolio

TABLE OF CONTENTS                                                           Page

GLOSSARY OF TERMS..........................................................   3

SUMMARY....................................................................   4

ANNUITY CONTRACT FEE TABLE.................................................   8

EXAMPLES...................................................................  10

1.THE ANNUITY CONTRACT.....................................................  15

2.PURCHASE.................................................................  15
  Contract Issue Requirements..............................................  15
  Purchase Payments........................................................  15
  Initial Purchase Payment Requirements....................................  15
  Additional Purchase Payments.............................................  16
  Maximum Total Purchase Payments..........................................  16
  Allocation of Purchase Payments..........................................  16
  Account Value............................................................  16

3.INVESTMENT CHOICES.......................................................  16
  The Separate Account.....................................................  16
  The Fixed Account........................................................  17
  Transfers................................................................  17

4.PERFORMANCE..............................................................  18

5.EXPENSES.................................................................  19
  Mortality and Expense Risk Fee...........................................  19
  Administrative Charges...................................................  19
  Premium Taxes............................................................  19
  Federal, State and Local Taxes...........................................  19
  Transfer Fee.............................................................  19
  Guaranteed Minimum Income Benefit........................................  19
  Portfolio Management Fees................................................  20

6.ACCESS TO YOUR MONEY.....................................................  20
  Surrenders...............................................................  20
  Delay of Payment and Transfers...........................................  20

7.ANNUITY PAYMENTS
  (THE INCOME PHASE).......................................................  20
  Annuity Payment Options..................................................  21

8.DEATH BENEFIT............................................................  22
  When We Pay A Death Benefit..............................................  22
  When We Do Not Pay A Death Benefit.......................................  23

  Amount of Death Benefit..................................................  23
  Guaranteed Minimum Death Benefit.........................................  23

9.TAXES....................................................................  24
  Annuity Contracts in General.............................................  24
  Qualified and Nonqualified Contracts.....................................  25
  Withdrawals--Qualified Contracts.........................................  25
  Withdrawals--403(b) Contracts............................................  25
  Diversification and Distribution Requirements............................  25
  Withdrawals--Nonqualified Contracts......................................  25
  Taxation of Death Benefit Proceeds.......................................  26
  Annuity Payments.........................................................  26
  Annuity Contracts Purchased by Nonresident Aliens and Foreign
   Corporations............................................................  27
  Transfers, Assignments or Exchanges of Contracts.........................  27
  Possible Tax Law Changes.................................................  27

10.ADDITIONAL FEATURES.....................................................  27
  Systematic Withdrawal Option.............................................  27
  Guaranteed Minimum Income Benefit........................................  27
  Telephone Transactions...................................................  30
  Dollar Cost Averaging Program............................................  31
  Asset Rebalancing........................................................  31

11.OTHER INFORMATION.......................................................  31
  Ownership................................................................  31
  Assignment...............................................................  32
  Transamerica Occidental Life Insurance Company...........................  32
  The Separate Account.....................................................  32
  Mixed and Shared Funding.................................................  32
  Reinstatements...........................................................  33
  Voting Rights............................................................  33
  Distributor of the Contract..............................................  33
  Variations in Certain Provisions.........................................  33
  Insurance Marketplace Standards Association..............................  33
  Legal Proceedings........................................................  33
  Financial Statements.....................................................  34

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION...............  34

APPENDIX A
  Historical Performance Data..............................................  35

GLOSSARY OF TERMS

Account Value--On or before the annuity commencement date, the account value is equal to the owner's:
 .  purchase payments; minus
 .  partial withdrawals; plus
 .  interest credited in the fixed account; plus or minus
 .  accumulated gains or losses in the separate account; minus
 .  rider fees, premium taxes, and transfer fees, if any.

Accumulation Unit--An accounting unit of measure used in calculating the account value in the separate account before the annuity commencement date.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the contract date and may be the latter of the last day of the contract month starting after the annuitant attains age 100 or 10 years from contract issue, except as expressly allowed by Transamerica.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Contract Year--A contract year begins on the date in which the contract becomes effective and on each anniversary thereof.

Fixed Account--One or more investment choices under the contract that are part of Transamerica's general assets and are not in the separate account.

Guaranteed Period Option--The 1-year guaranteed interest rate period of the fixed account which Transamerica offers and into which purchase payments may be paid or amounts transferred.

Owner--The person who may exercise all rights and privileges under the contract. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information provided to us to issue a contract.

Separate Account--Separate Account VA G, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), to which purchase payments under the contracts may be allocated.

Subaccount--A subdivision within the separate account, the assets of which are invested in specified funds or in portfolios of the underlying funds.

                            (Note: The SAI contains
                          a more extensive Glossary.)

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

1.THE ANNUITY CONTRACT

The flexible purchase payment variable annuity contract offered by Transamerica Occidental Life Insurance Company (Transamerica, we, us or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: twenty-six subaccounts of the separate account and the fixed account of Transamerica. The contract is intended to accumulate money for retirement or other long-term investment purposes.

This contract offers twenty-six subaccounts in the separate account. Each subaccount invests exclusively in shares of one of the funds or portfolios of the underlying funds that are listed in Section 3. The account value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all account value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that Transamerica guarantees. We guarantee to return your investment with interest credited for all amounts allocated to the fixed account. We reserve the right to limit transfers to the fixed account if we are crediting only 3% annual interest. No transfers are allowed out of the dollar cost averaging fixed account option except through dollar cost averaging.

Before the annuity commencement date, you can transfer money between any of the investment choices. We reserve the right to impose a fee equal to the lesser of $10 or 2% of the amount of the transfer for each transfer in excess of 18 transfers per contract year.

The contract, like all deferred annuities, has two phases: the "accumulation phase" and the "income phase." During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the contract. The income phase occurs when you begin receiving regular payments from your contract. The money you can accumulate during the accumulation phase will largely determine the income payments you receive during the income phase.

You, as owner of the contract, exercise all rights under the contract. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

2.PURCHASE

You can buy a nonqualified or qualified contract with $25,000 or more, under most circumstances. You can add a minimum additional payment of $1,000 at any time during the accumulation phase.

3.INVESTMENT CHOICES

You can allocate your purchase payments to one or more of the following portfolios which are described in the underlying fund prospectuses:

Appreciation Portfolio--Service Class
Balanced Portfolio--Service Class

Disciplined Stock Portfolio--Service Class
Growth and Income Portfolio--Service Class
International Value Portfolio--Service Class
Limited Term High Income Portfolio--Service Class
Quality Bond Portfolio--Service Class
Small Cap Portfolio--Service Class
Small Company Stock Portfolio--Service Class
Special Value Portfolio--Service Class
Money Market Portfolio
Dreyfus Stock Index Fund--Service Class
The Dreyfus Socially Responsible Growth Fund, Inc.--Service Class
Core Bond Portfolio--Service Class
Core Value Portfolio--Service Class
Emerging Leaders Portfolio--Service Class
Emerging Markets Portfolio--Service Class
European Equity Portfolio--Service Class
Founders Discovery Portfolio--Service Class
Founders Growth Portfolio--Service Class
Founders International Equity Portfolio--Service Class
Founders Passport Portfolio--Service Class
Japan Portfolio--Service Class
MidCap Stock Portfolio--Service Class
Technology Growth Portfolio--Service Class
Transamerica VIF Growth Portfolio

Depending upon their investment performance, you can make or lose money in any of these portfolios.

You can also allocate your purchase payments to the fixed account.

4.PERFORMANCE

The value of the contract will vary up or down depending upon the investment performance of the subaccounts you choose. We provide past performance information in Appendix A and in the SAI. This data does not indicate future performance.

5.EXPENSES

No deductions are made from purchase payments so that the full amount of each purchase payment is invested in your investment choice(s).

During the accumulation phase, we deduct daily mortality and expense risk fees and administrative charges at an annual rate of 1.40%, 1.50% or 1.70% per year from the assets in each subaccount (depending on the death benefit you select, if any). During the income phase, we deduct daily mortality and expense risk fees and administrative charges at an annual rate of 1.40% per year from the assets in each subaccount. There is no annual service charge under the contract.

We will deduct state premium taxes, which currently range from 0% to 3.50%, upon total surrender, payment of a death benefit, or when annuity payments begin.

If you elect the guaranteed minimum income benefit rider, then there is an annual rider fee during the accumulation phase of either 0.15% or 0.35% of the minimum annuitization value, based on the income rider selected. If one of the guaranteed minimum death benefits is selected, then the annual rider fee during the accumulation phase decreases to 0.10% or 0.30% of the minimum annuitization value, based on the income benefit rider selected. If you receive annuity payments under the guaranteed minimum income benefit rider, and you select the guaranteed minimum income benefit payment option, then there is an additional guaranteed payment fee during the income phase at an annual rate of 1.25% of the daily net asset value in the separate account.

The value of the units of the subaccounts will reflect the management fee and other expenses incurred by the underlying portfolios.

6.ACCESS TO YOUR MONEY

You can generally take out $500 or more anytime during the accumulation phase (except under certain qualified contracts).

You may have to pay income tax and a tax penalty on any money you take out.

Access to amounts held in qualified contracts may be restricted or prohibited.

7. ANNUITY PAYMENTS (THE INCOME PHASE)

The contract allows you to receive income under one of five annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, the dollar amount of your payments may go up or down.

8.DEATH BENEFIT

If you are both the owner and the annuitant and you die before the income phase begins, then your beneficiary will receive a death benefit.

Naming different persons as owner and annuitant can affect whether the death benefit is payable and to whom amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

You may choose one of the following death benefits:
 .  Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85
 .Return of Purchase Payments
 .Account Value

The charges deducted from the account value are higher for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 death benefit than for the Return of Purchase Payments and Account Value death benefits.

There is no guaranteed minimum death benefit if the owner or annuitant is age 85 or older on the contract date. In this case, the death benefit will be the account value (at the time the death benefit is paid, not at the time of death).

If the owner is not the annuitant, no death benefit is paid if the owner dies.

9.TAXES

Your earnings, if any, are generally not taxed until you take them out. If you take money out of a nonqualified policy during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. Under qualified policies, withdrawals are prorated between taxable and nontaxable amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax.

Payments during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income. However, once you have recovered your entire investment, the full amount of any additional annuity payments will be taxable as ordinary income.

10.ADDITIONAL FEATURES

This contract has additional features that might interest you. These include the following:
 . You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your contract is in the accumulation phase. This feature is referred to as the "systematic withdrawal option." Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.
 . You can elect an optional rider that guarantees you a minimum annuitization value. This feature is called the guaranteed minimum income benefit. It may vary by state.
 .  You may make transfers and/or change the allocation of additional purchase payments by telephone.
 . You can arrange to have a certain amount of money (at least $500) automatically transferred from the fixed account or the Money Market Subaccount either monthly or quarterly, into your choice of subaccounts. This feature is called "dollar cost averaging."
 . We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the account value among the various subaccounts. This feature is called "asset rebalancing."

These features may not be available in all states, may vary by state, and may not be suitable for your particular situation.

11.OTHER INFORMATION

Right to Cancel Period. You may return your contract for a refund but only if you return it within a prescribed period, which is generally 10 days (after you receive the contract), or whatever longer time may be permitted by state law. The amount of the refund will generally be the account value. We will pay the refund within 7 days after we receive written notice of cancellation and the returned contract. The contract will then be deemed void.

No Probate. Usually, when the annuitant dies, the person you choose as your beneficiary will receive the death benefit under this contract without going through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Contract? This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most beneficial for people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this contract if you are looking for a short-term investment or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits of this contract, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, and the guaranteed minimum income benefit, make this contract appropriate for your needs.

Financial Statements. Financial Statements for Transamerica are in the SAI.

12.INQUIRIES

If you need more information, please contact us at:

 Transamerica Occidental Life Insurance Company
 Annuity Service Center
 4333 Edgewood Road N.E.

 P.O. Box 3183

 Cedar Rapids, IA 52406-3183

--------------------------------------------------------------------------------

                          ANNUITY CONTRACT FEE TABLE

     Contract Owner Transaction Expenses
-------------------------------------------
Sales Load on Purchase
 Payments...................              0
Annual Service Charge.......             $0
Transfer Fee(/1/)...........       $0 - $10
Guaranteed Minimum Income
 Benefit Rider Fee(/2/).....  0.10% - 0.35%

     Separate Account Annual Expenses
(as a percentage of average account value)
-------------------------------------------
Mortality and Expense Risk
 Fee(/3/)...........................  1.55%
Administrative Charge...............  0.15%

TOTAL SEPARATE ACCOUNT
ANNUAL FEES.........................  1.70%

--------------------------------------------------------------------------------

                        Portfolio Annual Expenses(/4/)
  (as a percentage of average net assets and after fee waivers and/or expense reimbursements)

                                                                               Total
                                                                       Rule  Portfolio
                                                   Management  Other   12b-1  Annual
                                                      Fees    Expenses Fees  Expenses
--------------------------------------------------------------------------------------
  Appreciation--Service Class.....................   0.75%     0.03%   0.25%   1.03%
  Balanced--Service Class(/5/)....................   0.75%     0.10%   0.15%   1.00%
  Disciplined Stock--Service Class(/5/)...........   0.75%     0.06%   0.19%   1.00%
  Growth and Income--Service Class(/5/)...........   0.75%     0.03%   0.22%   1.00%
  International Value--Service Class(/5/).........   1.00%     0.23%   0.17%   1.40%
  Limited Term High Income--Service Class(/5/)....   0.65%     0.11%   0.14%   0.90%
  Money Market....................................   0.50%     0.10%     N/A   0.60%
  Quality Bond--Service Class.....................   0.65%     0.07%   0.25%   0.97%
  Small Cap--Service Class........................   0.75%     0.03%   0.25%   1.03%
  Small Company Stock--Service Class..............   0.75%     0.18%   0.25%   1.18%
  Special Value--Service Class(/5/)...............   0.75%     0.12%   0.13%   1.00%
  Stock Index--Service Class......................   0.25%     0.01%   0.25%   0.52%
  Socially Responsible Growth--Service Class......   0.75%     0.03%   0.25%   1.03%
  Core Bond--Service Class(/5/)...................   0.60%     0.20%   0.00%   0.80%
  Core Value--Service Class(/5/)..................   0.75%     0.25%   0.00%   1.00%
  Emerging Leaders--Service Class(/5/)............   0.90%     0.60%   0.00%   1.50%
  Emerging Markets--Service Class(/5/)............   1.25%     0.75%   0.00%   2.00%
  European Equity--Service Class(/5/)(/6/)........   1.00%     0.25%   0.00%   1.25%
  Founders Discovery--Service Class(/5/)..........   0.90%     0.60%   0.00%   1.50%
  Founders Growth--Service Class(/5/).............   0.75%     0.25%   0.00%   1.00%
  Founders International Equity--Service
   Class(/5/).....................................   1.00%     0.50%   0.00%   1.50%
  Founders Passport--Service Class(/5/)...........   1.00%     0.50%   0.00%   1.50%
  Japan--Service Class(/5/).......................   1.00%     0.50%   0.00%   1.50%
  MidCap Stock--Service Class(/5/)................   0.75%     0.25%   0.00%   1.00%
  Technology Growth--Service Class................   0.75%     0.09%   0.16%   1.00%
  Transamerica VIF Growth(/7/)(/8/)...............   0.74%     0.11%      --   0.85%

--------------------------------------------------------------------------------

(/1/)There is no transfer fee for the first 18 transfers per year. For additional transfers, Transamerica may charge a fee of the lesser of $10 or 2% of the amount of the transfers, per transfer, but currently does not charge for any transfers.

(/2/)If you elect the Return of Purchase Payments guaranteed minimum income benefit, there is an annual rider fee during the accumulation phase of 0.15% of the minimum annuitization value. If you elect the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit, there is an annual rider fee during the accumulation phase of 0.35% of the minimum annuitization value. If a guaranteed minimum death benefit is also selected, the annual rider fee during the accumulation phase decreases to 0.10% of the minimum annuitization value for the Return of Purchase Payments guaranteed minimum income benefit or to 0.30% of the minimum annuitization value for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit.

(/3/)The mortality and expense risk fee and administrative charge shown
     (1.70%) applies to the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 death benefit. This reflects a fee that is 0.20% per year higher than the 1.50% corresponding fee for the Return of Purchase Payments death benefit. It also reflects a fee that is 0.30% higher than the 1.40% corresponding fee for the Account Value death benefit.

(/4/)The fee table information relating to the underlying funds was provided to Transamerica by the underlying funds, their investment advisers or managers, and Transamerica has not independently verified such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

(/5/)Total Portfolio Annual Expenses shown are net of any fee waiver and/or expense reimbursement. Total Portfolio Annual Expenses in the Fee Table, without such fee waiver and/or expense reimbursement would be as follows:
     1.10%--Balanced; 1.06%--Disciplined Stock; 1.03%--Growth and Income; 1.48%--International Value; 1.01%--Limited High Term; 1.12%--Special Value; 2.15%--Core Bond; 1.29%--Core Value; 2.45%--Emerging Leaders; 4.11%--Emerging Markets; 1.85%--European Equity; 2.18%--Founders Discovery; 1.33%--Founders Growth; 2.32%--Founders International Equity; 3.84%--Founders Passport; 3.65%--Japan; and 1.29%--MidCap Stock.

(/6/)The Dreyfus Corporation has agreed until December 31, 2001 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of either share class do not exceed 1.25%. For the fiscal year ended December 31, 2000, the net operating expenses for the portfolios initial shares were 1.27% pursuant to a contractual arrangement then in effect. The figures in the Portfolio Annual Expense Table have been restated to reflect the expense reimbursement in effect until December 31, 2001.

(/7/)Total Portfolio Annual Expenses in the Fee Table include certain fee waivers. The Management Fee, Other Expenses and Total Portfolio Annual Expenses without certain fee waivers are: 0.75%, 0.11% and 0.86%, respectively.

(/8/)The Adviser has agreed to waive part of its management fee or reimburse other operating expenses to ensure that Total Portfolio Annual Expenses for the portfolio (other than interest, taxes, brokerage commissions and extraordinary expenses) will not exceed a cap of 0.85% for the Growth Portfolio. The fee waivers and expense assumptions may be terminated at any time without notice, but are expected to continue through 2001.

EXAMPLES--TABLE A

You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, assuming the entire account value is in the applicable subaccount and assuming the guaranteed minimum income benefit has not been selected:

The expenses reflect different mortality and expense risk fees depending on which death benefit you select:
A=Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 (1.55%)
B=Return of Purchase Payments (1.35%)
C=Account Value (1.25%)

                                If the Contract is surrendered or annuitized at
                                the end of the applicable time period or if the
                                Contract is still in the accumulation phase.
                                -------------------------------------------------
  Subaccounts                           1 Year                  3 Years
---------------------------------------------------------------------------------
  Balanced                    A          $27                      $84
                            -----------------------------------------------------
   --Service Class            B          $25                      $78
                            -----------------------------------------------------
                              C          $24                      $75
---------------------------------------------------------------------------------
  Appreciation                A          $28                      $85
                            -----------------------------------------------------
   --Service Class            B          $26                      $79
                            -----------------------------------------------------
                              C          $25                      $76
---------------------------------------------------------------------------------
  Disciplined Stock           A          $27                      $84
                            -----------------------------------------------------
   --Service Class            B          $25                      $78
                            -----------------------------------------------------
                              C          $24                      $75
---------------------------------------------------------------------------------
  Growth and Income           A          $27                      $84
                            -----------------------------------------------------
   --Service Class            B          $25                      $78
                            -----------------------------------------------------
                              C          $24                      $75
---------------------------------------------------------------------------------
  International Value         A          $31                      $96
                            -----------------------------------------------------
   --Service Class            B          $29                      $90
                            -----------------------------------------------------
                              C          $28                      $87
---------------------------------------------------------------------------------
  Limited Term High Income    A          $26                      $81
                            -----------------------------------------------------
   --Service Class            B          $24                      $75
                            -----------------------------------------------------
                              C          $23                      $72
---------------------------------------------------------------------------------
  Quality Bond                A          $27                      $83
                            -----------------------------------------------------
   --Service Class            B          $25                      $77
                            -----------------------------------------------------
                              C          $24                      $74
---------------------------------------------------------------------------------
  Small Cap                   A          $28                      $85
                            -----------------------------------------------------
   --Service Class            B          $26                      $79
                            -----------------------------------------------------
                              C          $25                      $76
---------------------------------------------------------------------------------
  Small Company Stock         A          $29                      $89
                            -----------------------------------------------------
   --Service Class            B          $27                      $83
                            -----------------------------------------------------
                              C          $26                      $80
---------------------------------------------------------------------------------
  Special Value               A          $27                      $84
                            -----------------------------------------------------
   --Service Class            B          $25                      $78
                            -----------------------------------------------------
                              C          $24                      $75
---------------------------------------------------------------------------------
  Money Market                A          $23                      $72
                            -----------------------------------------------------
                              B          $21                      $66
                            -----------------------------------------------------
                              C          $20                      $63

EXAMPLES TABLE A Continued . . .

                               If the Contract is surrendered or annuitized at
                               the end of the applicable time period or if the
                               Contract is still in the accumulation phase.
                               ------------------------------------------------
  Subaccounts                           1 Year                  3 Years
-------------------------------------------------------------------------------
  Stock Index               A            $23                      $69
                            ---------------------------------------------------
   --Service Class          B            $21                      $63
                            ---------------------------------------------------
                            C            $20                      $60
-------------------------------------------------------------------------------
  Socially Responsible
   Growth                   A            $28                      $85
                            ---------------------------------------------------
   --Service Class          B            $26                      $79
                            ---------------------------------------------------
                            C            $25                      $76
-------------------------------------------------------------------------------
  Core Bond                 A            $25                      $78
                            ---------------------------------------------------
   --Service Class          B            $23                      $72
                            ---------------------------------------------------
                            C            $22                      $69
-------------------------------------------------------------------------------
  Core Value                A            $27                      $84
                            ---------------------------------------------------
   --Service Class          B            $25                      $78
                            ---------------------------------------------------
                            C            $24                      $75
-------------------------------------------------------------------------------
  Emerging Leaders          A            $32                      $99
                            ---------------------------------------------------
   --Service Class          B            $30                      $93
                            ---------------------------------------------------
                            C            $29                      $90
-------------------------------------------------------------------------------
  Emerging Markets          A            $37                      $113
                            ---------------------------------------------------
   --Service Class          B            $35                      $107
                            ---------------------------------------------------
                            C            $34                      $104
-------------------------------------------------------------------------------
  European Equity           A            $30                      $91
                            ---------------------------------------------------
   --Service Class          B            $28                      $85
                            ---------------------------------------------------
                            C            $27                      $82
-------------------------------------------------------------------------------
  Founders Discovery        A            $32                      $99
                            ---------------------------------------------------
   --Service Class          B            $30                      $93
                            ---------------------------------------------------
                            C            $29                      $90
-------------------------------------------------------------------------------
  Founders Growth           A            $27                      $84
                            ---------------------------------------------------
   --Service Class          B            $25                      $78
                            ---------------------------------------------------
                            C            $24                      $75
-------------------------------------------------------------------------------
  Founders International
   Equity                   A            $32                      $99
                            ---------------------------------------------------
   --Service Class          B            $30                      $93
                            ---------------------------------------------------
                            C            $29                      $90
-------------------------------------------------------------------------------
  Founders Passport         A            $32                      $99
                            ---------------------------------------------------
   --Service Class          B            $30                      $93
                            ---------------------------------------------------
                            C            $29                      $90
-------------------------------------------------------------------------------
  Japan                     A            $32                      $99
                            ---------------------------------------------------
   --Service Class          B            $30                      $93
                            ---------------------------------------------------
                            C            $29                      $90
-------------------------------------------------------------------------------
  MidCap Stock              A            $27                      $84
                            ---------------------------------------------------
   --Service Class          B            $25                      $78
                            ---------------------------------------------------
                            C            $24                      $75
-------------------------------------------------------------------------------
  Technology Growth         A            $27                      $84
                            ---------------------------------------------------
   --Service Class          B            $25                      $78
                            ---------------------------------------------------
                            C            $24                      $75
-------------------------------------------------------------------------------
  Transamerica VIF Growth   A            $26                      $79
                            ---------------------------------------------------
                            B            $24                      $73
                            ---------------------------------------------------
                            C            $23                      $70

EXAMPLES--TABLE B

You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, assuming the entire account value is in the applicable subaccount and assuming the guaranteed minimum income benefit has been selected:

The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

A=Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 (1.55%)

B=Return of Purchase Payments (1.35%)

C=Account Value (1.25%)

                                If the Contract is surrendered or
                                annuitized at the end of the applicable
                                time period or if the Contract is still
                                in the accumulation phase.
                                ----------------------------------------
  Subaccounts                            1 Year                  3 Years
------------------------------------------------------------------------
  Balanced                    A           $31                      $95
                              ------------------------------------------
   --Service Class            B           $29                      $89
                              ------------------------------------------
                              C           $28                      $86
------------------------------------------------------------------------
  Appreciation                A           $31                      $96
                              ------------------------------------------
   --Service Class            B           $29                      $90
                              ------------------------------------------
                              C           $28                      $87
------------------------------------------------------------------------
  Disciplined Stock           A           $31                      $95
                              ------------------------------------------
   --Service Class            B           $29                      $89
                              ------------------------------------------
                              C           $28                      $86
------------------------------------------------------------------------
  Growth and Income           A           $31                      $95
                              ------------------------------------------
   --Service Class            B           $29                      $89
                              ------------------------------------------
                              C           $28                      $86
------------------------------------------------------------------------
  International Value         A           $35                      $107
                              ------------------------------------------
   --Service Class            B           $33                      $101
                              ------------------------------------------
                              C           $32                      $98
------------------------------------------------------------------------
  Limited Term High Income    A           $30                      $92
                              ------------------------------------------
   --Service Class            B           $28                      $86
                              ------------------------------------------
                              C           $27                      $83
------------------------------------------------------------------------
  Quality Bond                A           $31                      $94
                              ------------------------------------------
   --Service Class            B           $29                      $88
                              ------------------------------------------
                              C           $28                      $85
------------------------------------------------------------------------
  Small Cap                   A           $31                      $96
                              ------------------------------------------
   --Service Class            B           $29                      $90
                              ------------------------------------------
                              C           $28                      $87
------------------------------------------------------------------------
  Small Company Stock         A           $33                      $100
                              ------------------------------------------
   --Service Class            B           $31                      $95
                              ------------------------------------------
                              C           $30                      $92

EXAMPLES TABLE B continued . . .

                                   If the Contract is surrendered or
                                   annuitized at the end of the applicable
                                   time period or if the Contract is still
                                   in the accumulation phase.
                                   ----------------------------------------
  Subaccounts                               1 Year                  3 Years
---------------------------------------------------------------------------
  Special Value                  A           $31                      $95
                              ---------------------------------------------
   --Service Class               B           $29                      $89
                              ---------------------------------------------
                                 C           $28                      $86
---------------------------------------------------------------------------
  Money Market                   A           $27                      $83
                              ---------------------------------------------
                                 B           $25                      $77
                              ---------------------------------------------
                                 C           $24                      $74
---------------------------------------------------------------------------
  Stock Index                    A           $26                      $81
                              ---------------------------------------------
   --Service Class               B           $24                      $75
                              ---------------------------------------------
                                 C           $23                      $72
---------------------------------------------------------------------------
  Socially Responsible Growth    A           $31                      $96
                              ---------------------------------------------
   --Service Class               B           $29                      $90
                              ---------------------------------------------
                                 C           $28                      $87
---------------------------------------------------------------------------
  Core Bond                      A           $29                      $89
                              ---------------------------------------------
   --Service Class               B           $27                      $83
                              ---------------------------------------------
                                 C           $26                      $80
---------------------------------------------------------------------------
  Core Value                     A           $31                      $95
                              ---------------------------------------------
   --Service Class               B           $29                      $89
                              ---------------------------------------------
                                 C           $28                      $86
---------------------------------------------------------------------------
  Emerging Leaders               A           $36                      $110
                              ---------------------------------------------
   --Service Class               B           $34                      $104
                              ---------------------------------------------
                                 C           $33                      $101
---------------------------------------------------------------------------
  Emerging Markets               A           $41                      $124
                              ---------------------------------------------
   --Service Class               B           $39                      $119
                              ---------------------------------------------
                                 C           $38                      $116
---------------------------------------------------------------------------
  European Equity                A           $33                      $103
                              ---------------------------------------------
   --Service Class               B           $31                      $97
                              ---------------------------------------------
                                 C           $30                      $94
---------------------------------------------------------------------------
  Founders Discovery             A           $36                      $110
                              ---------------------------------------------
   --Service Class               B           $34                      $104
                              ---------------------------------------------
                                 C           $33                      $101
---------------------------------------------------------------------------
  Founders Growth                A           $31                      $95
                              ---------------------------------------------
   --Service Class               B           $29                      $89
                              ---------------------------------------------
                                 C           $28                      $86

EXAMPLES TABLE B continued . . .

                                     If the Contract is surrendered or
                                     annuitized at the end of the applicable
                                     time period or if the Contract is still
                                     in the accumulation phase.
                                     ----------------------------------------
  Subaccounts                                 1 Year                  3 Years
-----------------------------------------------------------------------------
  Founders International Equity    A           $36                      $110
                              -----------------------------------------------
   --Service Class                 B           $34                      $104
                              -----------------------------------------------
                                   C           $33                      $101
-----------------------------------------------------------------------------
  Founders Passport                A           $36                      $110
                              -----------------------------------------------
   --Service Class                 B           $34                      $104
                              -----------------------------------------------
                                   C           $33                      $101
-----------------------------------------------------------------------------
  Japan                            A           $36                      $110
                              -----------------------------------------------
   --Service Class                 B           $34                      $104
                              -----------------------------------------------
                                   C           $33                      $101
-----------------------------------------------------------------------------
  MidCap Stock                     A           $31                      $95
                              -----------------------------------------------
   --Service Class                 B           $29                      $89
                              -----------------------------------------------
                                   C           $28                      $86
-----------------------------------------------------------------------------
  Technology Growth                A           $31                      $95
                              -----------------------------------------------
   --Service Class                 B           $29                      $89
                              -----------------------------------------------
                                   C           $28                      $86
-----------------------------------------------------------------------------
  Transamerica VIF Growth          A           $29                      $91
                              -----------------------------------------------
                                   B           $27                      $85
                              -----------------------------------------------
                                   C           $26                      $82

Table A and Table B should assist you in understanding the costs and expenses that you will bear, directly or indirectly. These include the 2000 expenses of the underlying portfolios, including any fee waivers and/or expense reimbursements (said fee waivers and expense reimbursements are assumed to continue throughout the period shown in the examples). In addition to the expenses listed above, premium taxes may be applicable.

These examples should not be considered a representation of past or future expenses, and actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than the assumed rate.

Financial Information. The subaccounts had not commenced operations as of December 31, 2000, therefore there is no condensed financial information to report as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Dreyfus Access Advantage Variable Annuity contract offered by Transamerica Occidental Life Insurance Company ("Transamerica").

An annuity is a contract between you, the owner, and an insurance company (in this case Transamerica), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the annuity commencement date, your annuity switches to the income phase.

The contract is a flexible purchase payment variable annuity. You can use the contract to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own contract.

The contract is a "flexible purchase payment" contract because after you purchase it, you can generally make additional investments of any amount of $1,000 or more, until the annuity commencement date. However, you are not required to make additional investments.

The contract is a "variable" annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the separate account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the performance of your investment choices. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment choices for the income phase. However, if you annuitize under the guaranteed minimum income benefit rider and select the guaranteed minimum payment option, then Transamerica will guarantee a minimum amount of your annuity payments.

The contract also contains a fixed account. The fixed account offers interest at rates that we guarantee will not decrease during the 1-year guaranteed period.

2. PURCHASE

Contract Issue Requirements

Transamerica will not issue a contract unless:
 . Transamerica receives all information needed to issue the contract; and . Transamerica receives a minimum initial purchase payment.

Purchase Payments

You should make checks for purchase payments payable only to Transamerica Occidental Life Insurance Company and send them to our service center. Your check must be honored in order for Transamerica to pay any associated payments and benefits due under the contract.

Initial Purchase Payment Requirements

The initial purchase payment for both nonqualified and qualified contracts must be at least $25,000. There is no minimum initial purchase payment for contracts issued under section 403(b) of the Internal Revenue Code; however, your purchase payment must be received within 90 days of the contract date or your contract will be canceled.

We will credit your initial purchase payment to your contract within two business days after the day we receive it and your complete contract information. If we are unable to credit your initial purchase payment, we will contact you within five business days and explain why. We will also return your initial purchase payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial purchase payment to your contract is the contract date. The contract date is used to determine contract years, contract months and contract anniversaries.

Additional Purchase Payments

You are not required to make any additional purchase payments. However, you can make additional purchase payments as often as you like during the lifetime of the annuitant and during the accumulation phase. Additional purchase payments must be at least $1,000. We will credit additional purchase payments to your contract as of the business day we receive your purchase payment and required information. Additional purchase payments must be received before the New York Stock Exchange closes to get same-day pricing of the additional purchase payment.

Maximum Total Purchase Payments

We allow purchase payments up to a total of $1,000,000 without prior approval.

Allocation of Purchase Payments

When you purchase a contract, we will allocate your purchase payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional purchase payments the same way, unless you request a different allocation.

If you allocate purchase payments to the fixed account or the money market subaccount under the dollar cost averaging program, you must give us directions regarding the subaccount(s) to which transfers are to be made or we cannot accept your purchase payment.

You may change allocations for future additional purchase payments by sending us written instructions or by telephone, subject to the limitations described under "Telephone Transactions." The allocation change will apply to purchase payments received on or after the date we receive the change request.

Account Value

You should expect your account value to change from valuation period to valuation period. A valuation period begins at the close of regular trading on the New York Stock Exchange on each business day and ends at the close of trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m. eastern time. Holidays are generally not business days.

3. INVESTMENT CHOICES

The Separate Account

The separate account currently consists of twenty-six subaccounts that are available under the contract.

The subaccounts invest in shares of the various funds or underlying fund portfolios. The companies that provide investment advice and administrative services for the funds or underlying fund portfolios offered through this contract are listed below. The following mutual fund investment choices are currently offered through this contract:

DREYFUS VARIABLE INVESTMENT FUND--SERVICE CLASS
Managed by The Dreyfus Corporation

 Appreciation Portfolio

 Balanced Portfolio

 Disciplined Stock Portfolio

 Growth and Income Portfolio

 International Value Portfolio

 Limited Term High Income Portfolio

 Quality Bond Portfolio

 Small Cap Portfolio

 Small Company Stock Portfolio
 Special Value Portfolio

DREYFUS VARIABLE INVESTMENT FUND
Managed by The Dreyfus Corporation
 Money Market Portfolio

DREYFUS STOCK INDEX FUND--SERVICE CLASS
Managed by the Dreyfus Corporation and Mellon Equity Associates

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.--SERVICE CLASS
Managed by The Dreyfus Corporation

DREYFUS INVESTMENT PORTFOLIOS--SERVICE CLASS
Managed by The Dreyfus Corporation

 Core Bond Portfolio
 Core Value Portfolio

 Emerging Leaders Portfolio

 Emerging Markets Portfolio

 European Equity Portfolio

 Founders Discovery Portfolio
 Founders Growth Portfolio

 Founders International Equity Portfolio
 Founders Passport Portfolio

 Japan Portfolio

 MidCap Stock Portfolio

 Technology Growth Portfolio

TRANSAMERICA VARIABLE
INSURANCE FUND, INC.
Managed by Transamerica Investment Management, LLC
 Transamerica VIF Growth Portfolio

The general public may not purchase shares of these underlying fund portfolios. The investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of the other portfolios or mutual funds.

More detailed information, including an explanation of the portfolio's investment objectives, may be found in the current prospectuses for the underlying funds, which are attached to this prospectus. You should read the prospectuses for the underlying funds carefully before you invest.

We may receive expense reimbursements or other revenues from the underlying funds or their managers. The amount of these reimbursements or revenues, if any, may be substantial and may be different for different funds or portfolios and may be based on the amount of assets that Transamerica or the separate account invests in the underlying fund portfolios.

We do not guarantee that any of the subaccounts will always be available for purchase payments, allocations, or transfers. See the SAI for more information concerning the possible addition, deletion, or substitution of investments.

The Fixed Account

Purchase payments allocated and amounts transferred to the fixed account become part of Transamerica's general account. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. At the end of the 1-year guaranteed period option, the value in the 1-year guaranteed period option will automatically be transferred into a new 1-year guaranteed period option at the current interest rate for that period. You can transfer to a subaccount of the separate account by giving us notice within 30 days before the end of the expiring guaranteed period.

We have complete discretion to decide whether or not to credit any interest in excess of 3% per year, and if so, how much. You bear the risk that we will not credit any interest in excess of 3% per year.

If you select the fixed account, your money will be placed with Transamerica's other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of annuity payments you receive during the income phase from the fixed portion of your contract will remain level for the entire income phase.

Transfers

During the accumulation phase, you may make transfers to or from any subaccount or fixed account as often as you wish within certain limitations.

Transfers out of the guaranteed period option of the fixed account are limited to the following:
 . Transfers of up to the total amount, provided that you notify us within 30 days prior to the end of the guaranteed period that you wish to transfer the amount in that guaranteed period option to another investment choice.
 . Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest purchase payment first.

The maximum amount that can be transferred prior to the end of the 1-year guaranteed period option is 25% of that guaranteed period option's account value, less amounts previously transferred out of that guaranteed period option during the current contract year.

There are no transfers permitted out of the dollar cost averaging fixed account option except through the dollar cost averaging program.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from the guaranteed period option must also be at least $500. If less than $500 remains, then we reserve the right to either deny the transfer or include that amount in the transfer. Transfers must be received while the New York Stock Exchange is open (for regular trading) to get same day pricing of the transaction.

During the income phase of your contract, you may transfer values out of any subaccount up to four times per policy year. However, you cannot transfer values out of the fixed account in this phase. The minimum amount that can be transferred during this phase is an amount that will support an annual payment of $500.

Transfers may be made by telephone, subject to the limitations described below under "Telephone Transactions."

Currently, there is no charge for transfers and no limit on the number of transfers during the accumulation phase. However, in the future the number of transfers permitted may be limited to no more than 18 in any contract year. Transfers in excess of 18 may be charged a transfer fee equal to the lesser of $10 or 2% of the amount of the transfer. We reserve the right to prohibit transfers to the fixed account if we are crediting an effective annual interest rate of only 3.0% (the guaranteed minimum).

The contract you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to an underlying portfolio. We reserve the right to reject any purchase payment or transfer request from any person, if, in our judgment, an underlying portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected or if an underlying portfolio would reject our purchase order.

4. PERFORMANCE

Transamerica periodically advertises performance of the various subaccounts. We may disclose at least three different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes. The deduction of any applicable premium taxes would reduce the percentage increase or make greater any percentage decrease.

Second, for periods starting prior to the date the annuities were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the separate account.

Third, in addition, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the separate account.

We also may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix A contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

5. EXPENSES

There are charges and expenses associated with your contract that reduce the return on your investment in the contract.

Mortality and Expense Risk Fee

We charge a fee as compensation for bearing certain mortality and expense risks under the contract. Examples include a guarantee of annuity rates, the death benefits, certain expenses of the contract, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the contract.

During the accumulation phase, for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 death benefit, the mortality and expense risk fee is at an annual rate of 1.55% of the account value. For the Return of Purchase Payments death benefit, the mortality and expense risk fee is at an annual rate of 1.35% of the account value. For the Account Value death benefit, the mortality and expense risk fee is at an annual rate of 1.25%. This annual fee is assessed daily based on the net asset value of each subaccount. During the income phase, the fee is 1.25% regardless of the death benefit option.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Administrative Charges

We deduct an administrative charge to cover the costs of administering the contract. This daily charge is equal to an annual rate of 0.15% of the daily net asset value of the separate account during both the accumulation phase and the income phase.

Premium Taxes

Some states assess premium taxes on the purchase payments you make. We currently do not deduct for these taxes at the time you make a purchase payment. However, we will deduct the total amount of premium taxes, if any, from the account value when:
 .  you elect to begin receiving annuity payments;
 .  you surrender the contract; or
 . you die and a death benefit is paid (you must also be the annuitant for the death benefit to be paid).

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the contract for any other taxes we incur because of the contract. However, no deductions are being made at the present time.

Transfer Fee

Currently there is no charge for transfers. However, if you make more than 18 transfers per year before the annuity commencement date, for each additional transfer we reserve the right to charge the lesser of $10 or 2% of the amount of the transfer. Purchase payments, asset rebalancing and dollar cost averaging transfers are not considered transfers. All transfer requests made at the same time are treated as a single request.

Guaranteed Minimum Income Benefit Rider

The guaranteed minimum income benefit rider is not available in all states.

If you elect the Return of Purchase Payments guaranteed minimum income benefit, there is an

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annual rider fee during the accumulation phase of 0.15% of the minimum annuitization value. If you elect the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit, there is an annual rider fee during the accumulation phase of 0.35% of the minimum annuitization value. If a guaranteed minimum death benefit is also selected, the annual rider fee during the accumulation phase decreases to 0.10% of the minimum annuitization value for the Return of Purchase Payments guaranteed minimum income benefit or to 0.30% of the minimum annuitization value for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit. The annual rider fee is also deducted if you surrender the contract.

During the income phase, there is a guaranteed payment fee of 1.25% of the daily net asset value if you annuitize under the rider.

Portfolio Management Fees

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying funds. A description of these expenses is found in the prospectuses for the underlying funds.

6. ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your contract in two ways:
 . by making a withdrawal (either a complete or partial withdrawal); or . by taking systematic withdrawals.

Surrenders

If you want to make a complete withdrawal, you will receive the account value.

If you want to take a partial withdrawal, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the withdrawal from each of the investment choices in proportion to the account value.

Remember that any withdrawal you take will reduce the account value, and might reduce the amount of the death benefit. See Section 8, Death Benefit, for more details.

Income taxes, federal tax penalties and certain restrictions may apply to any withdrawals you make.

Withdrawals from qualified contracts may be restricted or prohibited.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other withdrawals, either complete or partial.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a withdrawal, a death benefit, or the death of the owner (under a nonqualified contract), will generally occur within seven business days from the date Transamerica receives all required information. Transamerica may defer such payments from the separate account if:
 .  the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;
 .  an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
 .  the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the account value from the fixed account for up to six months. We may defer payment of any amount until your purchase payment check has cleared your bank.

7.  ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us 30 days

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written notice before the current annuity commencement date. The new annuity commencement date must be at least 30 days after we receive notice of the change. The latest annuity commencement date cannot be later than the contract month following the month in which the annuitant attains age 100 or 10 years after the contract becomes effective.

Election of Annuity Payment Option. Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. When a death benefit is payable, the beneficiary may elect to receive the death benefit in a lump sum or under one of the annuity payment options.

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant's death, the beneficiary will receive any remaining guaranteed payments.

Annuity Payment Options

The contract provides five annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your account value to provide these annuity payments (under some circumstances, the guaranteed minimum income benefit could provide a higher annuitization value). You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.) These five options are not available if you use the guaranteed minimum income benefit rider to receive annuity payments.

Unless you choose to receive variable payments under annuity payment options 3 or 5, the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments under payment options 3 and 5. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in your contract. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s). The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance exactly matched the sum of the mortality and expense risk fee and administrative charge and the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

A charge for premium taxes may be made when annuity payments begin.

The annuity payment options are explained below. Options 1, 2, and 4 are fixed only. Options 3 and 5 can be fixed or variable.

Payment Option 1--Interest Payments. We will pay the interest on the amount we use to provide annuity payments in equal payments, or this amount may be left to accumulate for a period of time to which you and Transamerica agree. You and Transamerica will agree on withdrawal rights when you elect this option.

Payment Option 2--Income for a Specified Period. We will make level payments only for the fixed period you choose. No funds will remain at the end of the period.

Payment Option 3--Life Income. You may choose between:

 . No Period Certain (fixed or variable)--Payments will be made only during the annuitant's lifetime.

 . 10 Years Certain (fixed or variable)--Payments will be made for the longer of the annuitant's lifetime or ten years.

 . Guaranteed Return of Contract Proceeds (fixed only)--Payments will be made for the longer of the annuitant's lifetime or until the total dollar amount of payments we make to you equals the amount applied to this option.

Payment Option 4--Income of a Specified Amount. Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series

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

of level payments followed by a smaller final payment.

Payment Option 5--Joint and Survivor Annuity. You may choose between:

 . No Period Certain (fixed or variable)--Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

NOTE CAREFULLY:

IF:

 .  you choose Life Income with No Period Certain or a Joint and Survivor
   Annuity with No Period Certain; and
 .  the annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;
THEN:
 .  we may make only one (two, three, etc.) annuity payments.

IF:
 .  you choose Income for a Specified Period, Life Income with 10 years Certain,
   Life Income with Guaranteed Return of Contract Proceeds, or Income of a Specified Amount; and
 .  the person receiving payments dies prior to the end of the guaranteed period;
THEN:
 . the remaining guaranteed payments will be continued to that person's beneficiary, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. The person receiving payments is responsible for keeping Transamerica informed of their current address.

The payment options described above cannot be used if you elect to receive payments under the guaranteed minimum income benefit rider.

Other annuity payment options may be arranged by agreement with Transamerica. Certain annuity payment options may not be available in all states.

8. DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies before the annuity commencement date and the annuitant was also an owner. (If the annuitant was not an owner, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option, or may choose to receive a lump sum.

When We Pay A Death Benefit

Before the Annuity Commencement Date
We will pay a death benefit to your beneficiary IF:
 . you are both the annuitant and an owner of the contract; and . you die before the annuity commencement date.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the contract as the new annuitant and owner, instead of receiving the death benefit.

We will also pay a death benefit to your beneficiary IF:
 .  you are not the annuitant; and
 . the annuitant dies before the annuity commencement date; and . you specifically requested that the death benefit be paid upon the annuitant's death.

Distribution requirements apply to the account value upon the death of any owner. These requirements are detailed in the SAI.

After the Annuity Commencement Date
The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:
 .  you are not the annuitant; and
 . you die on or after the annuity commencement date; and . the entire interest in the contract has not been paid to you;

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

THEN:
 . the remaining portion of such interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

When We Do Not Pay A Death Benefit

No death benefit is paid in the following cases:

IF:
 .  you are not the annuitant; and
 . the annuitant dies prior to the annuity commencement date; and . you did not specifically request that the death benefit be paid upon the annuitant's death;
THEN:
 .  you will become the new annuitant and the contract will continue.

IF:
 .  you are not the annuitant; and
 .  you die prior to the annuity commencement date;
THEN:
 . the new owner (unless it is your spouse) must generally surrender the contract within five years of your death for the account value

Note carefully: If the owner does not name a contingent owner, the owner's estate will become the new owner. If no probate estate is opened (because, for example, the owner has precluded the opening of a probate estate by means of a trust or other instrument), and Transamerica has not received written notice (signed prior to the owner's death) of the trust as a successor owner, then that trust may not exercise ownership rights to the contract. It may be necessary to open a probate estate in order to exercise ownership rights to the contract if no contingent owner is named in a written notice received by Transamerica.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The death benefit will be the greater of:
 . account value on the date we receive the required information; or . guaranteed minimum death benefit, if any (discussed below).

The death benefit proceeds may reflect a deduction for premium taxes.

Guaranteed Minimum Death Benefit

On the contract application, two of the death benefit options provide for a guaranteed minimum death benefit [Greater of 5% Annually Compounded through age 85 (up to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 Death Benefit and the Return of Purchase Payments Death Benefit] and the third death benefit option does not provide for any guaranteed minimum [Account Value Death Benefit]. You generally may choose one of the three death benefit options listed below.

After the contract is issued, you cannot make an election and the death benefit cannot be changed.

The guaranteed minimum death benefits are not available if the owner or annuitant is 85 or older on the contract date (the date we issue the contract). In that case, the death benefit will be the account value.

A. Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 Death Benefit

  The death benefit under this option is the greater of 1 or 2 below:

  1. The 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) Death Benefit is:
    .  the total purchase payments;
    .  less any adjusted partial withdrawals (discussed below);
    . plus interest at an effective annual rate of 5%, from the purchase payment date or withdrawal date, to the earlier of the date of death or the owner's 86th birthday (to a maximum of 200% of purchase payments).

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

  2.  The Annual Step-Up through age 85 Death Benefit is:
    . the largest account value on the contract date or on any contract anniversary prior to the earlier of the date of death or the owner's 86th birthday;
    . plus any purchase payments since the contract anniversary with the largest account value;
    . minus any adjusted partial withdrawals (discussed below) since the contract anniversary with the largest account value.

    The death benefits under this option are not available if the owner or annuitant is 85 or older on the contract date.

    We deduct higher charges for the guaranteed minimum death benefits under this option than for the Return of Purchase Payments Death Benefit.

B. Return of Purchase Payments Death Benefit

  The Return of Purchase Payments Death Benefit is:
  .  the total purchase payments;
  . less any adjusted partial withdrawals (discussed below) as of the date of death.

  The Return of Purchase Payments death benefit is not available if the owner or annuitant is 85 or older on the contract date.

  We deduct higher charges for the Return of Purchase Payments death benefit than for the Account Value death benefit.

IF, under both guaranteed minimum death benefits:
 .  the surviving spouse elects to continue the contract instead of receiving the death benefit; and
 .  the guaranteed minimum death benefit is greater than the account value;
THEN:
 . we will increase the account value to be equal to the guaranteed minimum death benefit. This is a one-time only account value adjustment applied at the time the contract is continued. The guaranteed minimum death benefit will continue as applicable. This increase is made only at the time the surviving spouse elects to continue the contract.

C. Account Value Death Benefit

  Under this option, the death benefit is only the account value of your contract, as of the date we pay the death benefit. This could be more or less than the amount of your purchase payments. There is no guaranteed minimum death benefit under this option.

9. TAXES

NOTE: Transamerica has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Transamerica has included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the earnings, if any, on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract--qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your contract until a distribution occurs--either as a withdrawal or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Contracts

If you purchase the contract under an individual retirement annuity, a pension plan, or specially sponsored program, your contract is referred to as a qualified contract.

Qualified contracts are issued in connection with the following plans:
 .   Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract. A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.
 . Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the contract on a pre-tax basis.
 . Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.
 . Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

If you purchase the contract as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your contract is referred to as a nonqualified contract.

Withdrawals--Qualified Contracts

There are special rules that govern withdrawals with respect to qualified contracts. Generally, these rules restrict:
 . the amount that can be contributed to the contract during any year; and . the time when amounts can be paid from the contract.

In addition, a penalty tax may be assessed on amounts withdrawn from the contract prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the contract by a certain date. The terms of the plan may limit the rights otherwise available to you under the contract. We have provided more information in the SAI.

You should consult your legal counsel or tax adviser if you are considering purchasing a contract for use with any retirement plan.

Withdrawals--403(b) Contracts

The Internal Revenue Code limits withdrawals from certain 403(b) annuities. Withdrawals can generally only be made when an owner:
 .  reaches age 59 1/2;
 .  leaves his/her job;
 .  dies;
 . becomes disabled (as that term is defined in the Internal Revenue Code); or . in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI. Transamerica reserves the right to modify the contract in order to maintain favorable tax treatment.

Withdrawals--Nonqualified Contracts

If you make a withdrawal from your contract before the annuity commencement date, the Internal Revenue Code treats that withdrawal as first coming from earnings and then from your purchase payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings (as ordinary income, not as capital gains). If you make a full surrender, you are generally taxed on the amount that your surrender proceeds exceeds your premiums paid (adjusted for any prior withdrawals that came out of premiums). Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:
 .  paid on or after the taxpayer reaches age 59 1/2;
 .  paid after an owner dies;
 .  paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);
 .  paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
 .  paid under an immediate annuity; or
 .  which come from purchase payments made prior to August 14, 1982.

All deferred non-qualified contracts that are issued by Transamerica (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distribution occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of an owner or the annuitant. Generally, such amounts should be includable in the income of the recipient:
 .  if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or
 . if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified contracts, only a portion of the annuity payments you receive will be includable in your gross income. In general, the excludable portion of each annuity payment you receive will be determined as follows:
 . Fixed payments--by dividing the "investment in the contract" on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
 . Variable payments--by dividing the "investment in the contract" on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If you select more than one annuity payment option, special rules govern the allocation of the contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

It is unclear whether stabilized annuity payments under the guaranteed minimum income benefit rider should be treated as fixed annuity payments or variable annuity payments for federal income tax purposes. You should consult a tax advisor on this issue.

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


Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner's country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity contract purchase.

Transfers, Assignments or Exchanges of Contracts

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. You should consult a tax adviser with respect to legal developments and their effect on the contract.

10. ADDITIONAL FEATURES

Systematic Withdrawal Option

You can elect, at any time (during the accumulation phase), to receive regular payments from your contract by using the systematic withdrawal option. Payments can be made monthly, quarterly, semi-annually, or annually. Each payment can be up to 15% of your account value divided by the number of payouts elected per year and must be at least $100. There is no charge for this benefit.

Once you elect the systematic withdrawal option, you must wait a minimum time before the first withdrawal: 1 month for monthly withdrawals; 3 months for quarterly withdrawals; 6 months for semi-annual withdrawals; and 12 months for annual withdrawals. Monthly and quarterly payments must be made by electronic funds transfer directly to your checking or savings account.

The systematic withdrawal option may be stopped or started at any time. However, 30 days written notice is required to stop withdrawals. The systematic withdrawal option may also have Federal income tax consequences.

Guaranteed Minimum Income Benefit

The guaranteed minimum income benefit rider assures you of a minimum level of income in the future by guaranteeing a minimum annuitization value (discussed below) 7 years after you elect the rider. If you want to purchase this optional rider, you must do so when you apply for the contract or within 30 days after the contract date or within 30 days after any contract anniversary before you turn 81. Once elected, the guaranteed minimum income benefit rider can not be terminated.

The guaranteed minimum income benefit rider guarantees:
 .  the amount you will have to apply to a guaranteed minimum income benefit payment option (annuitization value), and
 . if you elect the guaranteed minimum payment option, that those payments will never be less than the initial payment.

By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options.

Minimum Annuitization Value. There is a choice of two guaranteed minimum income benefit riders available for purchase, each offering different levels of minimum annuitization value.

For both guaranteed minimum income benefit options, the minimum annuitization value on the rider date (the date the rider is added to your contract) is equal to the total purchase payments received less any previous withdrawals. After that, the minimum annuitization value varies depending upon which rider you choose.

If you purchase the Greater of the 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit rider, the minimum annuitization value after the rider date is equal to the greater of the following:
 . the greater of the account value on the rider date or the largest account value on any rider anniversary prior to the earlier of any owner's or annuitant's 86th birthday, adjusted for any subsequent purchase payments (less the sum of all subsequent withdrawals adjusted as below and any premium taxes); or
 . the account value on the rider date plus the sum of all purchase payments received after the rider date, less withdrawals (adjusted as below) and premium taxes, plus interest thereon equal to the annual effective interest rate specified on page one of the rider up to:
  1. the rider anniversary prior to the earlier of any owner's or annuitant's 86th birthday; or
  2. the date the sum of all purchase payments, (less the sum of all adjusted withdrawals and premium taxes), together with credited interest, has grown to two times the amount of all purchase payments (less all adjusted withdrawals and premium taxes) as a result of such interest accumulation, if earlier.

If you purchase the Return of Purchase Payments guaranteed minimum income benefit rider, your minimum annuitization value after the rider date is equal:
 .  to the account value on the rider date; plus
 .  the sum of all purchase payments received after the rider date; less
 .  withdrawals (adjusted as below) after the rider date and premium taxes.

You can annuitize under the guaranteed minimum income benefit rider (subject to the conditions described in this section) at the greater of the annuity purchase amount or the minimum annuitization value.

The annual effective interest rate is currently 5% per year; we may, at our discretion, change the rate in the future, but the rate will never be less than 3% per year, and once the rider is added to your contract, the annual rate will not vary during the life of that rider. Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information.

The guaranteed minimum income benefit rider does not establish or guarantee account value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the account value at otherwise applicable annuity factors. Therefore, the guaranteed minimum income benefit rider should be regarded as a safety net.

The minimum annuitization value may only be used to annuitize using the guaranteed minimum income benefit payment options provided by the guaranteed minimum income benefit rider and may not be used with any of the annuity payment options listed in the annuity payment section. The guaranteed minimum income benefit payment options are:
 .  Life Income--An election may be made for "No Period Certain" or "10 Years
   Certain." In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 . Joint and Full Survivor--An election may be made for "No Period Certain" or "10 Years Certain." Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

The minimum annuitization value is used solely to calculate the guaranteed minimum income benefit payment and does not establish or guarantee an account value or guarantee performance of any investment option. Other benefits and fees under the rider (the rider fee, the guaranteed payment fee, and the waiting period before the guaranteed minimum income benefit can be exercised, as well as the annual interest rate) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade. You can upgrade your minimum annuitization value to the account value within 30 days after any rider anniversary before your 93rd birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider.

If you upgrade, the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees. There will be a new waiting period. Please note that the benefits and fees under the new rider may differ from your benefits and fees prior to upgrading.

It generally will not be to your advantage to upgrade unless your account value exceeds your minimum annuitization value on the applicable contract anniversary.

Conditions of Exercise of the Guaranteed Minimum Income Benefit. You can only annuitize using the guaranteed minimum income benefit within 30 days after the seventh or later rider anniversary after the guaranteed minimum income benefit is elected or, in the case of an upgrade of the minimum annuitization value, the seventh or later rider anniversary following the upgrade; we may, at our discretion, change this waiting period before the guaranteed minimum income benefit can be exercised in the future. You cannot, however, annuitize using the guaranteed minimum income benefit after the rider anniversary after your 100th birthday (earlier if required by state law). For your convenience, we will put the first and last date to annuitize using the guaranteed minimum income benefit on page one of the rider.

NOTE CAREFULLY:

If you annuitize at any time other than indicated above, you can not use the guaranteed minimum income benefit.

As noted above, this benefit can only be used with the two payment options contained in the rider, and not with the five payment options contained in the base contract.

Guaranteed Minimum Payment Option. If you elect the guaranteed minimum payment option, annuity payments under the guaranteed minimum income benefit are guaranteed to never be less than the initial payment. See the SAI for information concerning the calculation of the initial payment. There is an extra charge for this option; see below.

It is not clear whether payments under the guaranteed minimum payment option will be treated as fixed or variable payments for federal income tax purposes. You should consult a competent tax adviser on this issue.

Under this option, the payments will also be "stabilized" or held constant during each year after annuitization.

During the first year after annuitizing using the guaranteed minimum income benefit , each stabilized payment will equal the initial payment. On each anniversary of annuitization thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected, and then be held constant at that amount for that year. The stabilized payment on each annuitization anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options.

If you elect not to receive guaranteed minimum payments, your payments:
 .  are not guaranteed and may be less than the initial payment;
 .  will vary according to the investment performance of the investment options you select; and
 .  will not be stabilized.

See the SAI for additional information concerning stabilized payments.

Guaranteed Minimum Income Benefit Rider Fee. A rider fee is charged annually on each rider anniversary prior to the annuity commencement date. The rider fee is equal to 0.35% of the minimum annuitization value for the Greater of the 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payment) or the Annual Step-Up through age 85 guaranteed minimum income benefit, and to 0.15% of the minimum annuitization value for the Return of Purchase Payments guaranteed minimum income benefit. However, if you purchase both a guaranteed minimum income benefit and a guaranteed minimum death benefit rider, your guaranteed minimum income benefit charge will be reduced by 0.05% for a charge of 0.10% for the Return of Purchase Payments guaranteed minimum income benefit and 0.30% for the greater of the 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payment) or Annual Step-Up through age 85 guaranteed minimum income benefit. We will also charge this fee if you take a complete withdrawal. The rider fee is deducted from each fixed account or variable subaccount in proportion to the amount of account value in each subaccount.

Guaranteed Minimum Payment Fee. If you do not elect the guaranteed minimum payment option, the mortality and expense risk fee and administration charge for the base contract is reflected in the amount of variable payments you receive. If you elect the guaranteed minimum payment option, a guaranteed minimum payment fee, currently equal to 1.25% of the daily net asset value in the various investment options, is added to the base mortality and expense risk fee and administration charge during the income phase and reflected in the amount of the various payments you receive. The guaranteed minimum payment option fee is included on page one of the rider.

For example, if you do not elect the guaranteed minimum payment option, the total mortality and expense risk fee and administration charge after the annuity commencement date will be equal to 1.40% of the daily net asset value in the various investment options. If you choose the guaranteed minimum payment option, the mortality and expense risk fee and administration charge after the annuity commencement date will be equal to 2.65% of the daily net asset value in the various investment options.

Termination of the Guaranteed Minimum Income Benefit Rider. The guaranteed minimum income benefit rider is irrevocable. You have the option not to use the benefit of the rider but you will not receive a refund of any fees you have paid. The guaranteed minimum income benefit rider will terminate upon the earliest of the following:
 .  annuitization (you can get guaranteed minimum payments if you so elect if you annuitize using the guaranteed minimum income benefit ), . upgrade of the minimum annuitization value (although a new rider will be issued),
 .  termination of your contract, and
 . 30 days after the last date to annuitize under the rider as specified on the first page of your rider.

The guaranteed minimum income benefit rider may not be available in all states.

Telephone Transactions

You may make transfers and change the allocation of additional purchase payments by telephone IF:
 .  you select the "Telephone Transfer/Reallocation Authorization" box in the
   contract application or enrollment information; or . you later complete an authorization form.

You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine. Transamerica reserves the right to revoke your telephone transaction privileges at any time without revoking all owner's telephone transfer privileges.

Telephone requests must be received while the New York Stock Exchange is open to get same-day pricing of the transaction. We reserve the right to discontinue this option at any time.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically transfer money from the dollar cost averaging fixed account option or the Money Market Subaccount, into any other subaccounts. There is no charge for this program.

Complete and clear instructions must be received before a dollar cost averaging program will begin. The instructions must include:
 .  the subaccounts into which money from the dollar cost averaging fixed account or the Money Market Subaccount, is to be transferred; and . either the dollar amount to transfer monthly or quarterly (each transfer must be at least $500) or the number of transfers (minimum of 6 monthly or 4 quarterly and maximum of 24 monthly or 8 quarterly).

Transfers must begin within 30 days. We will make the transfers on the 28th day of the applicable month. You may change your allocations at anytime.

Only one dollar cost averaging program can run at one time. This means that any addition to a dollar cost averaging program must change either the length of the program or the dollar amount of the transfers. New instructions must be received each time there is an addition to a dollar cost averaging program.

Any amount in the dollar cost averaging fixed account or the Money Market Subaccount, for which we have not received complete and clear instructions will remain in the dollar cost averaging fixed account or the Money Market Subaccount, until we receive the instructions. If we have not received complete and clear instructions within 30 days, the interest credited in the dollar cost averaging fixed account may be adjusted downward, but not below the guaranteed effective annual interest rate of 3%.

Dollar cost averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high. It does not guarantee profits or assure that you will not experience a loss. You should consider your ability to continue the dollar cost averaging program during all economic conditions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the dollar cost averaging fixed account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue asset rebalancing. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

11. OTHER INFORMATION

Ownership

You, as owner of the contract, exercise all rights under the contract. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

Assignment

You can also assign the contract at any time during your lifetime. Transamerica will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. There may be limitations on your ability to assign a qualified contract. An assignment may have tax consequences.

Transamerica Occidental Life Insurance Company

Transamerica Occidental Life Insurance Company ("Transamerica") is an Iowa stock life insurance company incorporated on June 30, 1906. It is mainly engaged in the sale of life insurance and annuity contracts. The address for Transamerica is 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499.

Transamerica is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, which in turn is a direct subsidiary of Transamerica Corporation. Our principal office is at 1150 South Olive Street, Los Angeles, California 90015. Transamerica is indirectly owned by AEGON N.V., one of the world's leading international insurance groups. All obligations arising under the contract, including the promise to make annuity payments, are general corporate obligations of Transamerica.

The Separate Account

On June 5, 2000, Transamerica's Board of Directors passed resolutions to establish a separate account, called Separate Account VA G, also referred to as the separate account, under the laws of the State of California.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or Transamerica. The separate account receives and currently invests the purchase payments that are allocated to it for investment in shares of the underlying mutual fund portfolios.

Income, gains and losses, whether or not realized, from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to Transamerica 's other income, gains or losses.

The assets of the separate account are held in Transamerica's name on behalf of the separate account and belong to Transamerica. However, those assets that underlie the contract are not chargeable with liabilities arising out of any other business Transamerica may conduct. Section 10506 of the California Insurance Law provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the insurance company, except to the extent that the assets of the separate account exceed the reserves and other liabilities of the separate account. Therefore, the investment performance of the separate account is entirely independent of the investment performance of Transamerica's general account assets or any other separate account Transamerica maintains.

The variable account has twenty-six subaccounts, each of which invests in a specific fund or portfolios of specific funds. Changes to the subaccounts may be made at Transamerica's discretion.

Mixed and Shared Funding

Before making a decision concerning the allocation of purchase payments to a particular subaccount, please read the prospectuses for the underlying funds. The underlying funds are not limited to selling their shares to this separate account and can accept investments from any separate account or qualified retirement plan. Since the portfolios of the underlying funds are available to registered separate accounts offering variable annuity products of Transamerica, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including Transamerica, agree to take any necessary steps to resolve the matter. This includes removing their separate accounts from the underlying funds. See the underlying funds' prospectuses for more details.

Reinstatements

You may surrender your contract and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also ask us to reinstate your contract after such a transfer by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

Transamerica will vote all shares of the underlying funds in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Distributor of the Contract

AFSG Securities Corporation (AFSG) is the principal underwriter of the contract. AFSG is a Transamerica Company and an indirect wholly owned subsidiary of AEGON USA, Inc. It is located at 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0001. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. It was incorporated in Pennsylvania on March 12, 1986.

Commissions of up to 1% of purchase payments, plus a 1% annual trail commission to the broker starting in the second year of the contract, will be paid to broker/dealers who sell the contracts under agreements with AFSG Securities Corporation. These commissions are not deducted from purchase payments. Transamerica may also pay compensation to financial institutions for their services in connection with the sale and servicing of the contracts.

Variations in Certain Provisions

Certain provisions of the contract may vary from the descriptions in this prospectus in order to comply with different state laws. See your contract for variations since any such state variations will be included in your contract or in riders or endorsements attached to your contract.

Insurance Marketplace Standards Association

In recent years, the insurance industry has recognized the need to develop specific principles and practices to help maintain the highest standards of marketplace behavior and enhance credibility with consumers. As a result the industry established the Insurance Marketplace Standards Association ("IMSA").

As an IMSA member, we agree to follow a set of standards in our advertising, sales and service for individual life insurance and annuity products. The IMSA logo, which you will see on our advertising and promotional materials, demonstrates that we take our commitment to ethical conduct seriously.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the separate account are subject. Transamerica , like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Transamerica believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account or Transamerica.

Financial Statements

The financial statements of Transamerica are included in the SAI. As of the date of this prospectus the separate account had not commenced operations, therefore there are no financial statements at this time.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

 Glossary of Terms
 The Contract--General Provisions
 Certain Federal Income Tax Consequences
 Investment Experience
 Guaranteed Minimum Income Benefit-- Additional Information
 Historical Performance Data
 Published Ratings
 State Regulation of Transamerica
 Administration
 Records and Reports
 Distribution of the Contracts
 Voting Rights
 Other Products
 Custody of Assets
 Legal Matters
 Independent Auditors
 Other Information
 Financial Statements

                                   APPENDIX A

                          HISTORICAL PERFORMANCE DATA

Standardized Performance Data

Transamerica may advertise historical yields and total returns for the subaccounts of the separate account. In addition, Transamerica may advertise the effective yield of the subaccount investing in the Money Market Portfolio (the "Money Market Subaccount"). These figures are calculated according to standardized methods prescribed by the SEC. They are based on historical earnings and are not intended to indicate future performance.

Dreyfus Money Market Subaccount. The yield of the Money Market Subaccount for a contract refers to the annualized income generated by an investment under a contract in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a contract in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a subaccount (other than the Dreyfus Money Market Subaccount) for a contract refers to the annualized income generated by an investment under a contract in the subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount refers to return quotations assuming an investment under a contract has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular contract and they do not reflect the rider charges for the optional guaranteed minimum income benefits. To the extent that any or all of a premium tax or rider charge is applicable to a particular contract, the yield and/or total return of that contract will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the SAI, a copy of which may be obtained from the administrative and service office upon request.

Non-Standardized Performance Data

In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

Transamerica may also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the separate account. The non-standardized performance data may make other assumptions such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

All non-standardized performance data will be advertised only if the standardized performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Adjusted Historical Performance. The following performance data is historic performance data for the underlying portfolios since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the contract had been in existence during that time, based on the performance of the applicable portfolio and the assumption that the applicable subaccount was in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the contract. This data is not intended to indicate future performance.

For instance, as shown in Tables 1-A, 1-B and 1-C below, Transamerica may disclose average annual total returns for the portfolios reduced by all fees and charges under the contract, as if the contract had been in existence since the inception of the portfolio. Such fees and charges include the mortality and expense risk fee and administrative charge. Tables 1-A, 1-B, and 1-C do not reflect the rider charge for the optional guaranteed minimum income benefit.

The following information is also based on the method of calculation described in the SAI. The adjusted historical average annual total returns for periods ended December 31, 2000, were as follows:

                                   TABLE 1--A
             Adjusted Historical Average Annual Total Returns(/1/)
                (Assuming No Guaranteed Minimum Income Benefit)
    5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments)
                 or Annual Step-Up through age 85 Death Benefit
                (Total Separate Account Annual Expenses: 1.70% )
-------------------------------------------------------------------------------

                                                                Corresponding
                                                   10 Year        Portfolio
  Portfolio                      1 Year   5 Year or Inception   Inception Date
--------------------------------------------------------------------------------
  Appreciation--Service Class..   (2.33%) 16.34%    15.18%      April 5, 1993
  Balanced--Service Class......   (4.62%)    N/A    10.07%       May 1, 1997
  Disciplined Stock--Service
   Class.......................  (10.86%)    N/A    15.59%       May 1, 1996
  Growth and Income--Service
   Class.......................   (5.22%) 10.37%    15.11%       May 2, 1994
  International Value--Service
   Class.......................   (5.33%)    N/A     7.31%       May 1, 1996
  Limited Term High Income--
   Service Class...............   (9.83%)    N/A    (1.88%)     April 30, 1997
  Quality Bond--Service Class..    9.33%   4.03%     6.62%+    August 31, 1990
  Small Cap--Service Class.....   11.41%  11.01%    32.12%+    August 31, 1990
  Small Company Stock--Service
   Class.......................    6.70%     N/A     7.15%       May 1, 1996
  Special Value--Service Class.    3.91%   7.42%     6.38%+    August 31, 1990
  Stock Index--Service Class...  (10.83%) 15.65%    14.84%+   September 29, 1989
  Socially Responsible Growth--
   Service Class...............  (12.55%) 16.47%    16.53%     October 7, 1993
  Core Bond--Service Class.....      N/A     N/A     7.40%       May 1, 2000
  Core Value--Service Class....   10.19%     N/A     7.42%       May 1, 1998
  Emerging Leaders--Service
   Class.......................   29.51%     N/A    37.12%    December 15, 1999
  Emerging Markets--Service
   Class.......................  (33.00%)    N/A   (25.96%)   December 15, 1999
  European Equity--Service
   Class.......................   (3.66%)    N/A    13.22%      April 30, 1999
  Founders Discovery--Service
   Class.......................  (14.52%)    N/A    (4.86%)   December 15, 1999
  Founders Growth--Service
   Class.......................  (26.69%)    N/A    11.18%    September 30, 1998
  Founders International
   Equity--
   Service Class...............  (18.83%)    N/A    18.56%    September 30, 1998
  Founders Passport--Service
   Class.......................  (27.06%)    N/A    18.17%    September 30, 1998
  Japan--Service Class.........  (10.48%)    N/A    (7.38%)   December 15, 1999
  MidCap Stock--Service Class..    6.46%     N/A     4.25%       May 1, 1998
  Technology Growth--Service
   Class.......................  (28.26%)    N/A     8.16%     August 31, 1999
  Transamerica VIF Growth......  (10.47%) 25.36%    24.96%+    December 1, 1980
--------------------------------------------------------------------------------

 + Ten Year Date

                                   TABLE 1--B
             Adjusted Historical Average Annual Total Returns(/1/)
                (Assuming No Guaranteed Minimum Income Benefit)
                   Return of Purchase Payments Death Benefit
                (Total Separate Account Annual Expenses: 1.50%)

--------------------------------------------------------------------------------
                                                                Corresponding
                                                   10 Year        Portfolio
  Portfolio                      1 Year   5 Year or Inception   Inception Date
--------------------------------------------------------------------------------
  Appreciation--Service Class..   (2.14%) 16.57%    15.41%      April 5, 1993
  Balanced--Service Class......   (4.43%)    N/A    10.29%       May 1, 1997
  Disciplined Stock--Service
   Class.......................  (10.66%)    N/A    15.82%       May 1, 1996
  Growth and Income--Service
   Class.......................   (5.22%) 10.37%    15.11%       May 2, 1994
  International Value--Service
   Class.......................   (5.14%)    N/A     7.53%       May 1, 1996
  Limited Term High Income--
   Service Class...............   (9.65%)    N/A    (1.68%)     April 30, 1997
  Quality Bond--Service Class..    9.55%   4.23%     6.83%+    August 31, 1990
  Small Cap--Service Class.....   11.63%  11.23%    32.38%+    August 31, 1990
  Small Company Stock--Service
   Class.......................    6.91%     N/A     7.36%       May 1, 1996
  Special Value--Service Class.    4.12%   7.64%     6.59%+    August 31, 1990
  Stock Index--Service Class...  (10.65%) 15.87%    15.07%+   September 29, 1989
  Socially Responsible Growth--
   Service Class...............  (12.38%) 16.70%    16.76%     October 7, 1993
  Core Bond--Service Class.....      N/A     N/A     7.54%       May 1, 2000
  Core Value--Service Class....   10.41%     N/A     7.64%       May 1, 1998
  Emerging Leaders--Service
   Class.......................   29.77%     N/A    37.39%    December 15, 1999
  Emerging Markets--Service
   Class.......................  (32.86%)    N/A   (25.81%)   December 15, 1999
  European Equity--Service
   Class.......................   (3.47%)    N/A    13.44%      April 30, 1999
  Founders Discovery--Service
   Class.......................  (14.34%)    N/A    (4.66%)   December 15, 1999
  Founders Growth--Service
   Class.......................  (26.54%)    N/A    11.40%    September 30, 1998
  Founders International
   Equity--Service Class.......  (18.67%)    N/A    18.80%    September 30, 1998
  Founders Passport--Service
   Class.......................  (26.91%)    N/A    18.40%    September 30, 1998
  Japan--Service Class.........  (10.30%)    N/A    (7.65%)   December 15, 1999
  MidCap Stock--Service Class..    6.67%     N/A     4.46%       May 1, 1998
  Technology Growth--Service
   Class.......................  (28.11%)    N/A     8.38%     August 31, 1999
  Transamerica VIF Growth......  (10.29%) 25.61%    25.21%+    December 1, 1980
--------------------------------------------------------------------------------

 + Ten Year Date

                                TABLE 1--C
             Adjusted Historical Average Annual Total Returns(/1/)
                (Assuming No Guaranteed Minimum Income Benefit)
                          Account Value Death Benefit
                (Total Separate Account Annual Expenses: 1.40%)


--------------------------------------------------------------------------------
                                                     10 Year    Corresponding
                                                       or         Portfolio
  Portfolio                         1 Year   5 Year Inception   Inception Date
--------------------------------------------------------------------------------
  Appreciation--Service Class.....   (2.04%) 16.69%   15.53%    April 5, 1993
  Balanced--Service Class.........   (4.33%)    N/A   10.40%     May 1, 1997
  Disciplined Stock--Service
   Class..........................  (10.56%)    N/A   15.94%     May 1, 1996
  Growth and Income--Service
   Class..........................   (5.13%) 10.48%   15.22%     May 2, 1994
  International Value--Service
   Class..........................   (5.04%)    N/A    7.63%     May 1, 1996
  Limited Term High Income--
   Service Class..................   (9.56%)    N/A   (1.58%)   April 30, 1997
  Quality Bond--Service Class.....    9.66%   4.34%    6.94%+  August 31, 1990
  Small Cap--Service Class........   11.74%  11.34%   32.51%+  August 31, 1990
  Small Company Stock--Service
   Class..........................    7.02%     N/A    7.47%     May 1, 1996
  Special Value--Service Class....    4.23%   7.75%    6.70%+  August 31, 1990
  Stock Index--Service Class......  (10.56%) 15.99%   15.18%+ September 29, 1989
  Socially Responsible Growth--
   Service Class..................  (12.29%) 16.82%   16.88%   October 7, 1993
  Core Bond--Service Class........      N/A     N/A    7.61%     May 1, 2000
  Core Value--Service Class.......   10.52%     N/A    7.75%     May 1, 1998
  Emerging Leaders--Service Class.   29.90%     N/A   37.53%  December 15, 1999
  Emerging Markets--Service Class.  (32.79%)    N/A  (25.73%) December 15, 1999
  European Equity--Service Class..   (3.37%)    N/A   13.56%    April 30, 1999
  Founders Discovery--Service
   Class..........................  (14.26%)    N/A   (4.57%) December 15, 1999
  Founders Growth--Service Class..  (26.47%)    N/A   11.51%  September 30, 1998
  Founders International Equity--
   Service Class..................  (18.58%)    N/A   18.91%  September 30, 1998
  Founders Passport--Service
   Class..........................  (26.83%)    N/A   18.52%  September 30, 1998
  Japan--Service Class............  (10.21%)    N/A   (7.55%) December 15, 1999
  MidCap Stock--Service Class.....    6.78%     N/A    4.57%     May 1, 1998
  Technology Growth--Service
   Class..........................  (28.04%)    N/A    8.48%   August 31, 1999
  Transamerica VIF Growth.........  (10.19%) 25.74%   25.33%+  December 1, 1980
--------------------------------------------------------------------------------

  + Ten Year Date

(/1/) The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the inception of the portfolio.

                       ACCESS ADVANTAGE VARIABLE ANNUITY

                                   Issued by

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                       Supplement Dated May 1, 2001
                                     to the

                       Prospectus dated May 1, 2001

For New Jersey residents, the optional guaranteed minimum income benefit is as described in this supplement and not as described in the prospectus.


Guaranteed Minimum Income Benefit

The optional guaranteed minimum income benefit ("GMIB") rider assures you of a minimum level of income in the future by guaranteeing you a minimum annuitization value (discussed below). You may elect to purchase this benefit, which provides a minimum amount you will have to apply to a GMIB payment option. Furthermore, if you elect the guaranteed minimum payment option, you will be guaranteed a minimum level of payments once you begin to receive them. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options. The GMIB will not be issued if you are 81 years old or older.

You can annuitize under the GMIB (subject to the conditions described below) at the greater of the account value or the minimum annuitization value (subject to any applicable adjustment).

Minimum Annuitization Value. If you add the GMIB in the first contract year, the minimum annuitization value on the rider date (i.e., the date the rider is added to the contract) is the total purchase payments paid less any prior withdrawals. If you add the GMIB after the first contract year, the minimum annuitization value on the rider date is the account value.

After the rider date, the minimum annuitization value is equal to the greater of:

 . the greater of the minimum annuitization value on the Rider Date or the largest account value on any rider anniversary, prior to the earlier of any owner's or annuitant's 86th birthday, adjusted for any subsequent purchase payments (less the sum of all subsequent withdrawals adjusted as described below and any premium taxes); or

 . the minimum annuitization value on the rider date, plus the sum of all purchase payments received after the rider date, less withdrawals (adjusted as described below) and premium taxes, plus interest thereon, equal to the annual effective interest rate specified on page one of the rider, up to:

  a) the rider anniversary prior to the earlier of any owner's or annuitant's 86th birthday; or

  b) the date the sum of all purchase payments, (less the sum of all adjusted withdrawals and premium taxes), together with credited interest, has grown to two times the amount of all purchase payments, (less all adjusted withdrawals and premium taxes) as a result of such interest accumulation, if earlier.

Please note that if you annuitize using the GMIB on any date other than the 30-day period following a rider anniversary, there may be a

                 This Prospectus Supplement must be accompanied

                         by the Prospectus for the

            Access Advantage Variable Annuity dated May 1, 2001 downward adjustment to your minimum annuitization value. However, if you annuitize within the 30-day period following any rider anniversary, no adjustment will be made. (See "Minimum Annuitization Value Adjustment" below.)

Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. (See the SAI for more information.)

The minimum annuitization value may only be used to annuitize using the GMIB payment options and may not be used with any of the other annuity payment options listed in the prospectus. The GMIB payment options are:

 .  Life Income--An election may be made for "No Period Certain" or "10 Years
   Certain". In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 . Joint and Full Survivor--An election may be made for "No Period Certain" or "10 Years Certain". Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

Note Carefully:

IF:

 .  You chose Life Income with No Period Certain or Joint and Full Survivor with
   No Period Certain; and

 . The annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

 .  We will make only one (two, three, etc.) annuity payments.

Please note that if you annuitize using the GMIB before the 7th rider anniversary, the first payment will be calculated with an annuity factor age adjustment. (See "Annuity Factor Age Adjustment" below.)

Minimum Annuitization Value Adjustment. If you annuitize under the GMIB on any date after a 30-day period following a rider anniversary, the minimum annuitization value will be adjusted downward if your account value (plus any purchase payments made and minus any amounts withdrawn from your account value since the last rider anniversary) is less than the account value on the last rider anniversary or Rider Date (plus any purchase payments made and minus any amounts withdrawn from your account value since the last rider anniversary or Rider Date).

The adjusted minimum annuitization value will equal:

 .  the account value on the date you annuitize; plus
 . the minimum annuitization value on the most recent rider anniversary (or the rider date for annuitizations within the first rider year); minus

 . the account value on the most recent rider anniversary (or the rider date for annuitizations within the first rider year).

The minimum annuitization value will not be adjusted if:

 .  you annuitize within 30 days following a rider anniversary; or

 . your account value (plus any purchase payments made and minus any amounts withdrawn from your account value since the last rider anniversary) is more than the account value on last rider anniversary (or the rider date for annuitizations within the first rider year).

Annuity Factor Age Adjustment. If you annuitize using the GMIB before the 7th rider anniversary, the first payment will be calculated with an annuity factor age adjustment resulting in lower payments than if an annuity factor age adjustment was not used. (See the SAI for information concerning the calculation of the initial payment.) The age adjustment shown in the table below should be subtracted from your current age. The age adjustment is as follows:

   Number
     of
   Years
   Since
    the
   Rider       Age
    Date    Adjustment
    0-1         7
    1-2         6
    2-3         5
    3-4         4
    4-5         3
    5-6         2
    6-7         1
     7          0

  Please note that the minimum annuitization value is used solely to calculate the GMIB annuity payments. The GMIB does not establish or guarantee account value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the account value at otherwise applicable adjusted annuity factors. Therefore, the GMIB should be regarded as a safety net. The costs of annuitizing under the GMIB include the guaranteed minimum payment fee (if the guaranteed minimum payment option is elected), and also the lower payout levels inherent in the annuity tables used for those minimum payouts (which may also include an annuity factor age adjustment). These costs should be balanced against the benefits of a minimum payout level.

Benefits and fees under the GMIB rider (the rider fee and the guaranteed minimum payment fee) are guaranteed not to change after the rider is added. However, all of these benefits and fees may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade. You can upgrade your minimum annuitization value to the account value at any time before your 88th birthday. For your convenience, we will put the last date to upgrade on page one of the rider.

If you upgrade:
 .  the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees; and . the new rider's specified benefits and fees may not be as advantageous as before.

It generally will not be to your advantage to upgrade unless your account value exceeds your minimum annuitization value at that time.

Conditions of Exercise of the Guaranteed Minimum Income Benefit. You can annuitize using the GMIB at any time. You cannot, however, annuitize using the GMIB after your 95th birthday. For your convenience, we will put the last date to annuitize using the GMIB on page one of the rider.

Note Carefully:

 . If you annuitize at any time other than within a 30-day period following a rider anniversary, there may be a negative adjustment to your minimum annuitization value. (See "Minimum Annuitization Value Adjustment.")

 . If you annuitize before the 7th rider anniversary there will be an annuity factor age adjustment. (See "Annuity Factor Age Adjustment.")

Guaranteed Minimum Payment Option. If you choose the guaranteed minimum payment option on the election date, annuity payments are guaranteed to never be less than the initial payment. (See the SAI for information concerning the calculation of the initial payment.) The payments will also be "stabilized" or held constant during each year.

During the first year after annuitizing using the guaranteed minimum payment option, each stabilized payment will equal the initial payment. On each anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected (but will never be less than the initial payment), and then be held constant at that amount for that year. The stabilized payment on each anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. (See the SAI for additional information concerning stabilized payments.)

Guaranteed Minimum Income Benefit Rider Fee. A rider fee, currently 0.35% of the minimum annuitization value on the contract anniversary, is charged annually prior to annuitization. We will also charge this fee if you take a complete withdrawal. The rider fee is deducted from each variable investment option in proportion to the amount of account value in each subaccount.

Guaranteed Minimum Payment Option Fee. A guaranteed minimum payment option fee, currently equal to an effective annual rate of 1.25% of the daily net asset value in the separate account, is reflected in the amount of the variable payments you receive if you annuitize under the GMIB rider and choose the guaranteed minimum payment option. The guaranteed payment fee is included on page one of the rider.

Termination. The GMIB will terminate upon the earliest of the following:
 . the date we receive written notice from you requesting termination of the GMIB;

 . annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum annuitization value under the GMIB and you select the guaranteed minimum payment option);

 . upgrade of the minimum annuitization value (although we will issue a new rider to you );

 .  termination of your contract; or
 . 30 days after the last date to elect the benefit as shown on page 1 of the rider.

                       STATEMENT OF ADDITIONAL INFORMATION

                    DREYFUS ACCESS ADVANTAGE VARIABLE ANNUITY

                                 Issued through

                              SEPARATE ACCOUNT VA G

                                   Offered by

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             Annuity Service Center
                             4333 Edgewood Road N.E.
                          Cedar Rapids, Iowa 52499-0111


This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Dreyfus Access Advantage Variable Annuity offered by Transamerica Occidental Life Insurance Company ("Transamerica"). You may obtain a copy of the prospectus dated May 1, 2001 by calling 877-717-8861, or by writing to Transamerica Occidental Life Insurance Company, Annuity Service Center, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0111. Terms used in the current prospectus for the variable annuity are incorporated in this Statement of Additional Information.


This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectuses for the contract and the underlying fund portfolios.


Dated: May 1, 2001

                                TABLE OF CONTENTS

                                                                                            Page
                                                                                            ----
GLOSSARY OF TERMS........................................................................    3
THE CONTRACT--GENERAL PROVISIONS.........................................................    5
     Owner...............................................................................    5
     Entire Contract.....................................................................    5
     Misstatement of Age or Sex..........................................................    5
     Addition, Deletion or Substitution of Investments...................................    6
     Reallocation of Annuity Units After the Annuity Commencement Date...................    6
     Annuity Payment Options.............................................................    6
     Death Benefit.......................................................................    7
     Death of Owner......................................................................    9
     Assignment..........................................................................    9
     Evidence of Survival................................................................    9
     Non-Participating...................................................................    9
     Amendments..........................................................................    9
     Employee and Agent Purchases........................................................    9
CERTAIN FEDERAL INCOME TAX CONSEQUENCES..................................................   10
     Tax Status of the Contract..........................................................   10
     Taxation of Transamerica............................................................   13
INVESTMENT EXPERIENCE....................................................................   13
     Accumulation Units..................................................................   13
     Annuity Unit Value and Annuity Payment Rates........................................   14
GUARANTEED MINIMUM  INCOME BENEFIT--ADDITIONAL INFORMATION...............................   16
HISTORICAL PERFORMANCE DATA..............................................................   17
     Money Market Yields.................................................................   17
     Other Subaccount Yields.............................................................   18
     Total Returns.......................................................................   18
     Other Performance Data..............................................................   19
     Adjusted Historical Performance Data--The Separate Account..........................   19
PUBLISHED RATINGS........................................................................   19
STATE REGULATION OF TRANSAMERICA.........................................................   19
ADMINISTRATION...........................................................................   20
RECORDS AND REPORTS......................................................................   20
DISTRIBUTION OF THE CONTRACTS............................................................   20
VOTING RIGHTS............................................................................   20
OTHER PRODUCTS...........................................................................   20
CUSTODY OF ASSETS........................................................................   21
LEGAL MATTERS............................................................................   21
INDEPENDENT AUDITORS.....................................................................   21
OTHER INFORMATION........................................................................   21
FINANCIAL STATEMENTS.....................................................................   21

                                GLOSSARY OF TERMS

Account Value --On or before the annuity commencement date, the account value is equal to the owner's:

 . purchase payments; minus
 . partial withdrawals; plus
 . interest credited in the fixed account; plus or minus
 . accumulated gains or losses in the separate account; minus
 . premium taxes, rider fees, and transfer fees, if any.

Accumulation Unit--An accounting unit of measure used in calculating the account value in the separate account before the annuity commencement date.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date-- The date upon which annuity payments are to commence. This date may be any date at least thirty days after the contract date and not later than the latter of the last day of the contract month starting after the annuitant attains age 100, or 10 years from contract issue.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Application--A written application, order form, or any other information received electronically or otherwise upon which the contract is issued and/or is reflected on the data or specifications page.

Beneficiary--The person who has the right to the death benefit set forth in the contract.

Business Day--A day when the New York Stock Exchange is open for business.

Code--The Internal Revenue Code of 1986, as amended.

Contract Year --A contract year begins on the date in which the contract becomes effective and on each anniversary thereof.

Fixed Account--One or more investment choices under the contract that are part of Transamerica's general assets and which are not in the separate account.

Guaranteed Period Option--The 1-year guaranteed interest rate period of the fixed account, which Transamerica offers, into which purchase payments may be paid or amounts may be transferred.

Nonqualified Contract--A contract other than a qualified contract.

Owner--The person who may exercise all rights and privileges under the contract. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information that we require to issue a contract.

Purchase Payment--An amount paid to Transamerica by the owner or on the owner's behalf as consideration for the benefits provided by the contract.

Qualified Contract--A contract issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account-- Separate Account VA G, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), to which purchase payments under the contracts may be allocated.

Subaccount--A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

Successor Owner--A person appointed by the owner to succeed to ownership of the contract in the event of the death of the owner who is not the annuitant before the annuity commencement date.

Valuation Period--The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of values. Such determination shall be made on each business day.

Variable Annuity Payments--Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice or Written Request--Written notice, signed by the owner, that gives Transamerica the information it requires and is received at the annuity service center. For some transactions, Transamerica may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements Transamerica establishes for such notices.

In order to supplement the description in the prospectus, the following provides additional information about Transamerica and the contract, which may be of interest to a prospective purchaser.

                        THE CONTRACT--GENERAL PROVISIONS

Owner

The contract shall belong to the owner upon issuance of the contract after completion of an application and delivery of the initial purchase payment. While the annuitant is living, the owner may: (1) assign the contract; (2) surrender the contract; (3) amend or modify the contract with Transamerica's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of your spouse in a community or marital property state.

Unless Transamerica has been notified of a community or marital property interest in the contract, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the application, information provided in lieu thereof, or in a written notice. The successor owner will become the new owner upon your death, if you predecease the annuitant. If no successor owner survives you and you predecease the annuitant, your estate will become the owner.

Note Carefully. If the owner does not name a contingent owner, the owner's
--------------
estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless Transamerica has received written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the contract. It may be necessary to open a probate estate in order to exercise ownership rights to the contract if no contingent owner is named in a written notice received by Transamerica.

The owner may change the ownership of the contract in a written notice. When this change takes effect, all rights of ownership in the contract will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will not be effective until it is recorded in our records. Once recorded, it will take effect as of the date the owner signs the written notice, subject to any payment Transamerica has made or action Transamerica has taken before recording the change. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner's spouse) because the owner dies before the annuitant, the cash value generally must be distributed to the successor owner within five years of the owner's death, or payments must be made for a period certain or for the successor owner's lifetime so long as any period certain does not exceed that successor owner's life expectancy, if the first payment begins within one year of your death.

Entire Contract

The contract, any endorsements thereon, the application, or information provided in lieu thereof constitute the entire contract between Transamerica and the owner. All statements in the application are representations and not warranties. No statement will cause the contract to be void or to be used in defense of a claim unless contained in the application or information provided in lieu thereof.

Misstatement of Age or Sex

If the age or sex of the annuitant or owner has been misstated, Transamerica will change the annuity benefit payable to that which the purchase payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by Transamerica shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by Transamerica due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to Transamerica.

Addition, Deletion, or Substitution of Investments

Transamerica cannot and does not guarantee that any of the subaccounts will always be available for purchase payments, allocations, or transfers. Transamerica retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. Transamerica reserves the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in Transamerica's judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission ("SEC"). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuities, or from effecting an exchange between series or classes of variable annuities on the basis of your requests.

New subaccounts may be established when, in the sole discretion of Transamerica, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by Transamerica. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. Transamerica may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, Transamerica will notify you and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by you, Transamerica will reinvest the amounts in the subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments), in another subaccount, or in the fixed account, if appropriate.

In the event of any such substitution or change, Transamerica may, by appropriate endorsement, make such changes in the contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the contracts, the separate account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, Transamerica also may transfer the assets of the separate account associated with the contracts to another account or accounts.

Reallocation of Annuity Units After the Annuity Commencement Date

After the annuity commencement date, you may reallocate the value of a designated number of annuity units of a subaccount then credited to a contract into an equal value of annuity units of one or more other subaccounts or the fixed account. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, Transamerica reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to Transamerica's annuity service center. There is no charge assessed in connection with such reallocation. A reallocation of annuity units may be made up to four times in any given contract year.

After the annuity commencement date, no transfers may be made from the fixed account to the separate account.

Annuity Payment Options

During the lifetime of the annuitant and prior to the annuity commencement date, the owner may choose an annuity payment option or change the election, but written notice of any election or change of election must be received by Transamerica at its annuity service center at least thirty (30) days prior to the annuity commencement date. If no election is made prior to the annuity commencement date, annuity payments will be made under (i) Payment Option 3, life income with level payments for 10 years certain, using the existing account value of the fixed account, or (ii) under Payment Option 3, life income with variable payments for 10 years certain using the existing account value of the separate account, or (iii) in a combination of (i) and (ii).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount Transamerica has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells Transamerica in writing and Transamerica agrees.

Variable Payment Options. The dollar amount of the first variable annuity payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. For annuity payments (other than payments under the family income protector) the tables are based on a 5% effective annual Assumed Investment Return and the "2000 Table", using an assumed annuity commencement date of 2005 (static projection to this point) with dynamic projection using scale G from that point (100% of G for male, 50% of G for females). The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the separate account selected by the annuitant or beneficiary.


Determination of the First Variable Payment. The amount of the first variable
-------------------------------------------
payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, on the annuity commencement date, adjusted as follows:

                 Annuity Commencement Date                    Adjusted Age
                 -------------------------                    ------------
                        Before 2010                            Actual Age
                         2010-2019                         Actual Age minus 1
                         2020-2026                         Actual Age minus 2
                         2027-2033                         Actual Age minus 3
                         2034-2040                         Actual Age minus 4
                         After 2040                         Determined by us

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments
---------------------------------------------
other than the first are calculated using annuity units and are credited to the contract. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the contract then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant. This amount is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the contract by the annuity unit value for the particular subaccount as of the first business day of each month.

Death Benefit

Adjusted Partial Withdrawal. The amount of your guaranteed minimum death benefit
---------------------------
(if a guaranteed minimum death benefit is selected) is reduced due to a partial withdrawal called the adjusted partial withdrawal. The reduction amount depends on the relationship between your guaranteed minimum death benefit and account value. The adjusted partial withdrawal is equal to (1) multiplied by (2), where:

     (1) is the partial withdrawal, where partial withdrawal = requested withdrawal; and
     (2) is the adjustment factor = current death benefit prior to the withdrawal divided by the current account value prior to the withdrawal.

The following examples describe the effect of a withdrawal on the guaranteed minimum death benefit and account value.

---------------------------------------------------------------------------------------------------------------------------
                                                         Example 1
                                                (Assumed Facts for Example)
---------------------------------------------------------------------------------------------------------------------------
  $75,000           current guaranteed minimum death benefit before withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $50,000           current account value before withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $75,000           current death benefit (larger of account value and guaranteed minimum death benefit)
---------------------------------------------------------------------------------------------------------------------------
  $15,000           requested withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $15,000           reduction in account value
---------------------------------------------------------------------------------------------------------------------------
  $22,500           adjusted partial withdrawal = 15,000 * (75,000/50,000)
---------------------------------------------------------------------------------------------------------------------------
  $52,500           New guaranteed minimum death benefit (after withdrawal) = 75,000-22,500
---------------------------------------------------------------------------------------------------------------------------
  $35,000           New account value (after withdrawal) = 50,000-15,000
---------------------------------------------------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit                  = $22,500
Reduction in account value                                     = $15,000

Note, guaranteed minimum death benefit is reduced more than the account value since the guaranteed minimum death benefit was greater than the account value just prior to the withdrawal.

---------------------------------------------------------------------------------------------------------------------------
                                                        Example 2
                                               (Assumed Facts for Example)
---------------------------------------------------------------------------------------------------------------------------
  $50,000           current guaranteed minimum death benefit before withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $75,000           current account value before withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $75,000           current death benefit (larger of account value and guaranteed minimum death benefit)
---------------------------------------------------------------------------------------------------------------------------
  $15,000           requested withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $15,000           reduction in account value
---------------------------------------------------------------------------------------------------------------------------
  $15,000           adjusted partial withdrawal = 15,000 * (75,000/75,000)
---------------------------------------------------------------------------------------------------------------------------
  $35,000           New guaranteed minimum death benefit (after withdrawal) = 50,000-15,000
---------------------------------------------------------------------------------------------------------------------------
  $60,000           New account value (after withdrawal) = 75,000-15,000
---------------------------------------------------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit                 = $15,000
Reduction in account value                                    = $15,000

Note, the guaranteed minimum death benefit and account value are reduced by the same amount since the account value was equal to the guaranteed minimum death benefit just prior to the withdrawal.

Due proof of death of the annuitant is proof that the annuitant that is the owner died prior to the commencement of annuity payments. A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to Transamerica will constitute due proof of death. Upon receipt of this proof and an election of a method of settlement and return of the contract, the death benefit generally will be paid within seven days, or as soon thereafter as Transamerica has sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If the annuitant was the owner, and the beneficiary was not the annuitant's spouse, the death benefit must (1) be distributed within five years of the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any period certain does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person, must be distributed within five years of the date of the deceased owner's death. If the sole beneficiary is the deceased owner's surviving spouse, such spouse may elect to continue the contract as the new annuitant and owner instead of receiving the death benefit.

If the annuitant is not the owner, and the owner dies prior to the annuity commencement date, a successor owner may surrender the contract at any time for the amount of the account value. If the successor owner is not the deceased owner's spouse, however, the account value must be distributed: (1) within five years after the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the successor owner's lifetime or for a period certain (so long as any period certain does not exceed the successor owner's life expectancy).

Beneficiary. The beneficiary designation in the application will remain in
-----------
effect until changed. The owner may change the designated beneficiary by sending written notice to Transamerica. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by Transamerica. Transamerica will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally.

Death of Owner

Federal tax law requires that if any owner (including any joint owner or any successor owner who has become a current owner) dies before the annuity commencement date, then the entire value of the contract must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See "Certain Federal Income Tax Consequences" for more information about these rules. Other rules may apply to qualified contracts.

Assignment

During the lifetime of the annuitant you may assign any rights or benefits provided by the contract if your contract is a nonqualified contract. An assignment will not be binding on Transamerica until a copy has been filed at its administrative and service office. Your rights and benefits and those of the beneficiary are subject to the rights of the assignee. Transamerica assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with Transamerica, no beneficiary may assign any payments under the contract before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary's creditors.

Ownership under qualified contracts is restricted to comply with the Code.

Evidence of Survival

Transamerica reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until Transamerica receives such evidence.

Non-Participating

The contract will not share in Transamerica's surplus earnings; no dividends will be paid.

Amendments

No change in the contract is valid unless made in writing by Transamerica and approved by one of Transamerica's officers. No registered representative has authority to change or waive any provision of the contract.

Transamerica reserves the right to amend the contract to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The contract may be acquired by an employee or registered representative of any broker/dealer authorized to sell the contract or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of Transamerica or its affiliated companies or their spouse or minor children. In such a case, Transamerica may credit an amount equal to a percentage of each purchase payment to the contract due to lower acquisition costs Transamerica experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. Transamerica may offer certain employer sponsored savings plans, in its discretion reduced fees and charges including, but not limited to, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which Transamerica is not presently aware which could result in reduced sales or distribution expenses. Credits to the contract or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a contract, based on the Code, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Contract

The following discussion is based on the assumption that the contract qualifies as an annuity contract for federal income tax purposes.

Distribution Requirements. The Code requires that nonqualified contracts contain
-------------------------
specific provisions for distribution of contract proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the annuity commencement date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the annuity commencement date, the entire interest in the contract must generally be distributed within 5 years after such owner's date of death or be used to purchase an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the "designated beneficiary" as defined in section 72(s) of the Code. However, if upon such owner's death prior to the annuity commencement date, such owner's surviving spouse becomes the sole new owner, then the contract may be continued with the surviving spouse as the new owner. Under the contract, the beneficiary is the designated beneficiary of an owner/annuitant and the successor owner is the designated beneficiary of an owner who is not the annuitant. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner. The nonqualified contracts contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the contract satisfy all such Code requirements. The provisions contained in the contract will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Diversification Requirements. Section 817(h) of the Code provides that in order
----------------------------
for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. ss.1.817-5) apply a diversification requirement to each of the subaccounts. The separate account, through its underlying funds and their portfolios, intends to comply with the diversification requirements of the Treasury. Transamerica has entered into agreements with each underlying fund company which requires the portfolios to be operated in compliance with the Treasury regulations.

Owner Control. In certain circumstances, owners of variable annuity contracts
-------------
may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable annuity contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contractholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, you have the choice of one or more subaccounts in which to allocate purchase payments and account values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in you being treated as the owner of the assets of the separate account. In addition, Transamerica does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. Transamerica therefore reserves the right to modify the contracts as necessary to attempt to prevent you from being considered the owner of a pro rata share of the assets of the separate account.

Withholding. The portion of any distribution under a contract that is includable
-----------
in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified contracts, "eligible rollover distributions" from Section 401(a) plans, Section 403(a) annuities, and Section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA. Different withholding requirements may apply in the case of non-United States persons.

Qualified Contracts. The qualified contract is designed for use with several
-------------------
types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the contracts or our administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law.

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant ) reaches age 70 1/2. Each owner is responsible for requesting distributions under the contract that satisfy applicable tax rules.

Transamerica makes no attempt to provide more than general information about use of the contract with the various types of retirement plans. Purchasers of a contract for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract.

Individual Retirement Annuities. In order to qualify as a traditional individual
-------------------------------
retirement annuity under Section 408(b) of the Code, a contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the contract as collateral security; (iii) the total purchase payments for any calendar year may not exceed $2,000, except in the case of a rollover amount or contribution under Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; and
(vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the account value. Contracts intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

No part of the funds for an individual retirement account (including a Roth IRA) or annuity should be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the purchase payments paid or the cash value for the contract. The contract provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the contract as an IRA. The Internal Revenue Service has not reviewed the contract for qualification as an

IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the contract, comports with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section
-----------------------------------------------
408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000) or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public
--------------------
school systems and certain tax exempt organizations to purchase contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The contracts include a death benefit that in some cases may exceed the greater of the purchase payments or the account value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the contracts in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a)
------------------------------------------------------------
and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the contract is assigned or transferred to any individual as a means to provide benefit payments. The contracts include a death benefit that in some cases may exceed the greater of the purchase payments or the account value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or profit sharing plan. Because the death benefit may exceed this limitation, employers using the contracts in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually
---------------------------
providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract
-------------------
held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the account value as of the close of the taxable year and all previous distributions under the contract over (ii) the sum of the purchase payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the contract. Notwithstanding the preceding sentences in this paragraph, Section 72(u) of the Code does not apply to (i) a contract where the nominal owner is not a natural person but the beneficial owner is a natural person, (ii) a contract acquired by the estate of a decedent by reason of such decedent's death, (iii) a qualified contract (other than one qualified under Section 457) or (iv) a single-payment annuity where the annuity commencement date is no later than one year from the date of the single purchase payment; instead, such contracts are taxed as described above under the heading "Taxation of Annuities."

Taxation of Transamerica

Transamerica at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of Transamerica and, accordingly, will not be taxed separately as "regulated investment companies" under Subchapter M of the Code. Transamerica does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by Transamerica with respect to the separate account, Transamerica may make a charge to that account.

                              INVESTMENT EXPERIENCE

A "net investment factor" is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a purchase payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the purchase payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying funds less any applicable charges or fees.

Upon allocation to the selected subaccount, purchase payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the purchase payment is received at the administrative and service office or, in the case of the initial purchase payment, when the application is completed, whichever is later. The value of an accumulation unit for the subaccounts was arbitrarily established at $10, except for the Money Market Subaccount which was established at $1, at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for business.

For the separate account, an index (the "net investment factor") which measures the investment performance of a subaccount during a valuation period is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The net investment factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:
(a)  is the net result of:

     . the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus

     . the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

     . a per share credit or charge for any taxes determined by Transamerica to have resulted during the valuation period from the investment operations of the subaccount;

(b) is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period;

(c) is the mortality and expense risk fee during the valuation period, equal on an annual basis to 1.55% (for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 Death Benefit), 1.35% (for the Return of Purchase Payment Death Benefit), or 1.25% (for a Death Benefit equal to the Account Value) of the daily net asset value of the subaccount, plus the 0.15% administrative charge.

      Illustration of Separate Account Accumulation Unit Value Calculations

       Formula and Illustration for Determining the Net Investment Factor

Net Investment Factor = (A + B - C) - E
                        -----------
                              D


       Where: A =  The net asset value of an underlying fund share as of the end of the current valuation period.
                   Assume.......................................................................... A = $11.57

              B =  The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
                   Assume.......................................................................... B = 0

              C =  The per share charge or credit for any taxes reserved for at the end of the current valuation period.
                   Assume.......................................................................... C = 0

              D =  The net asset value of an underlying fund share at the end of the immediately preceding valuation period.
                   Assume.......................................................................... D = $11.40

              E =  The daily deduction for the mortality and expense risk fee and the administrative charge, which totals 1.40% - 1.70% (depending on the death benefit) on an annual basis during the accumulation phase, and 1.40% during the income phase. On a daily basis, E = .000046185.
                   Assume.......................................................................... E = 1.70%

Then, the net investment factor = (11.57 + 0 - 0) - .000046185 = Z = 1.014866096
                                  ---------------
                                      (11.40)

        Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B


       Where: A = The accumulation unit value for the immediately preceding valuation period.
                  Assume...........................................................................   = $X

              B = The net investment factor for the current valuation period.
                  Assume...........................................................................   = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

For the separate account, the amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10, except for the Money Market Subaccount which was established at $1, on the date operations began for that subaccount. For the separate account, the value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

     (a) is the variable annuity unit value on the immediately preceding business day;
     (b) is the net investment factor for the valuation period; and
     (c) is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the sex and adjusted age of the annuitant at the annuity commencement date. The contract also contains a table for determining the adjusted age of the annuitant.

               Illustration of Calculations for Annuity Unit Value
                          and Variable Annuity Payments

           Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

       Where: A = Annuity unit value for the immediately preceding valuation period.
                  Assume.......................................................................   = $X

              B = Net investment factor for the valuation period for which the annuity unit value is being Calculated.
                  Assume.......................................................................   = Y

              C = A factor to neutralize the assumed interest rate of 5% built into the Annuity
                  Tables used.
                  Assume.......................................................................   = Z

Then, the annuity unit value is:

          $X * Y * Z = $Q

               Formula and Illustration for Determining Amount of
                     First Monthly Variable Annuity Payment

First monthly variable annuity payment = A * B
                                         -----
                                        $1,000

       Where: A = The account value as of the annuity commencement date.
                  Assume........................................................................  = $X

              B = The Annuity purchase rate per $1,000 of account value based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the contract.
                  Assume........................................................................  = $Y

Then, the first monthly variable annuity payment = $X * $Y = $Z
                                                   -------
                                                    1,000

      Formula and Illustration for Determining the Number of Annuity Units
              Represented by Each Monthly Variable Annuity Payment

Number of annuity units = A
                          -
                          B

       Where: A = The dollar amount of the first monthly variable annuity payment.
                  Assume........................................................................   = $X

              B = The annuity unit value for the valuation date on which the first monthly payment is due.
                  Assume........................................................................   = $Y

Then, the number of annuity units = $X = Z
                                    --
                                    $Y

           GUARANTEED MINIMUM INCOME BENEFIT -- ADDITIONAL INFORMATION

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the guaranteed minimum income benefit rider for a $100,000 purchase payment when annuity payments do not begin until the rider anniversary indicated in the left-hand column. These figures assume the following:

 .    there were no subsequent purchase payments or withdrawals;
 .    there were no premium taxes;
 .    the $100,000 purchase payment is subject to the guaranteed minimum income benefit;
 .    the annuitant is (or both annuitants are) 60 years old when the rider is issued;
 .    the annual growth rate of the minimum annuitization value is 5.0% for the
     Greater of the 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit and 0% for the Return of Purchase Payment guaranteed minimum income benefit (once established, an annual growth rate will not change during the life of the guaranteed minimum income benefit rider);
 .    there was no growth in the account value of the contract; and
 .    there was no upgrade of the minimum annuitization value.

Six different annuity payment options are illustrated for each guaranteed minimum income benefit option; a male annuitant, a female annuitant and a joint and survivor annuity (one male and one female), each on a Life Only and a Life with 10-Year Certain basis. The figures below, which are the amount of the first payment and the guaranteed fixed monthly payment, are based on an assumed investment return of 3%. Subsequent payments are calculated using a 5% assumed investment return. If you choose the guaranteed minimum payment option, subsequent payments will never be less than the amount of the first payment. If you do not choose the guaranteed minimum payment option, subsequent payments may be less than the amount of the first payment.

Life Only = Life Annuity with No Period Certain
Life 10 = Life Annuity with 10 Years Certain

Hypothetical Annuity Payments for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit

-------------------------------------------------------------------------------------------------------------
Rider Anniversary at           Male                       Female                    Joint & Survivor
Exercise Date
-------------------------------------------------------------------------------------------------------------
                               Life Only    Life 10       Life Only    Life 10      Life Only    Life 10
-------------------------------------------------------------------------------------------------------------
7 (age 67)                     $792         $761          $742         $723         $637         $636
-------------------------------------------------------------------------------------------------------------
15                             $1,492       $1,340        $1,388       $1,290       $1,140       $1,126
-------------------------------------------------------------------------------------------------------------
20 (age 80)                    $1,846       $1,522        $1,732       $1,492       $1,372       $1,320
-------------------------------------------------------------------------------------------------------------

Hypothetical Annuity Payments for the Return of Purchase Payment guaranteed minimum income benefit


-------------------------------------------------------------------------------------------------------------
Rider Anniversary at           Male                       Female                    Joint & Survivor
Exercise Date
-------------------------------------------------------------------------------------------------------------
                               Life Only    Life 10       Life Only    Life 10      Life Only    Life 10
-------------------------------------------------------------------------------------------------------------
7 (age 67)                     $563         $541          $527         $514         $453         $452
-------------------------------------------------------------------------------------------------------------
15                             $746         $670          $694         $645         $570         $563
-------------------------------------------------------------------------------------------------------------
20 (age 80)                    $923         $761          $866         $746         $686         $660
-------------------------------------------------------------------------------------------------------------

These hypothetical illustrations should not be deemed representative of past or future performance of any underlying variable investment option.

Withdrawals will affect the minimum annuitization value as follows: Withdrawals will reduce the minimum annuitization value on a pro-rata basis by an amount equal to the minimum annuitization value multiplied by the percentage reduction in the account value resulting from the withdrawal.

The amount of the first payment provided by the guaranteed minimum income benefit will be determined by multiplying each $1,000 of minimum annuitization value (or account value if greater) by the applicable annuity factor shown in
Schedule I of the guaranteed minimum income benefit rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's if any) sex (or without regard to gender if required by law), age, and the guaranteed minimum income benefit payment option selected and is based on a guaranteed interest rate of 3% and the "Annuity 2000" mortality table improved with projection Scale G. Subsequent payments will be calculated as described in the guaranteed minimum income benefit rider using a 5% assumed investment return. Subsequent payments may fluctuate monthly in accordance with the investment performance of the annuity subaccounts. However, if you choose the guaranteed minimum payment option detailed in the guaranteed minimum income benefit rider, subsequent payments are guaranteed to never be less than the initial payment. If you do not choose the guaranteed minimum payment option, subsequent payments may be less than the initial payment.

Furthermore, if you elect the guaranteed minimum payment option, payments throughout each policy year will be stabilized to remain level. The stabilized payment on each subsequent contract anniversary after annuitization using the guaranteed minimum income benefit will equal the greater of the initial payment or the payment supportable by the annuity units in the selected sub-accounts. If you do not elect the guaranteed minimum payment option, subsequent payments will be equal to the supportable payment and could fluctuate throughout each policy year. The supportable payment is equal to the number of variable annuity units in the selected sub-accounts multiplied by the variable annuity unit values in those sub-accounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. Under the guaranteed minimum payment option, if the supportable payment at any payment date during a contract year is greater than the stabilized payment for that contract year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a contract year is less than the stabilized payment for the contract year, there will be a reduction in the number of annuity units credited to the policy to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the sub-accounts you selected since fewer annuity units are credited to your policy. Purchases and reductions will be allocated to each sub-account on a proportionate basis. If you do not elect the guaranteed minimum payment option, no annuity units will be purchased or redeemed.

Under the guaranteed minimum payment option, we bear the risk that we will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such event, we will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any sub-accounts. To compensate us for this risk, a guaranteed minimum payment fee will be deducted.

                           HISTORICAL PERFORMANCE DATA

Money Market Yields

Transamerica may from time to time disclose the current annualized yield of the Money Market Subaccount, which invests in the Money Market Portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the Money Market Subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a contract that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges; and (ii) the mortality and expense risk fee. Current yield will be calculated according to the following formula:

                    Current Yield = ((NCS - ES)/UV) * (365/7)

Where:

NCS = The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES  = Per unit expenses of the subaccount for the 7-day period.

UV  = The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a contract, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular contract.

Transamerica may also disclose the effective yield of the Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

                Effective Yield = (1 + ((NCS - ES)/UV))/365/7/ - 1

Where:
NCS = The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES  = Per unit expenses of the subaccount for the 7-day period.
UV  = The unit value on the first day of the 7-day period.

The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio and its operating expenses. There is no yield or effective yield for the Money Market Subaccount for the seven days ended December 31, 1999, because the subaccount had not commenced operations as of that date.

Other Subaccount Yields

Transamerica may from time to time advertise or disclose the current annualized yield of one or more of the subaccounts (except the Money Market Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include (i) the administrative charges; and (ii) the mortality and expense risk fee. The 30-day yield is calculated according to the following formula:

                  Yield = 2 * ((((NI - ES)/(U - UV)) + 1)/6/ -1)

Where:
NI = Net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.
ES = Expenses of the subaccount for the 30-day period.
U  = The average number of units outstanding.
UV = The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the separate account, the yield for a subaccount will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular contract.

The yield on amounts held in the subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of its investments and its operating expenses affect a subaccount's actual yield.

Total Returns

Transamerica may from time to time also advertise or disclose total returns for one or more of the subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which Transamerica calculates on each business day based on the performance of the separate account's underlying portfolio and the deductions for the mortality and expense risk fee and the administrative charges. The total return will then be calculated according to the following formula:

                              P (1 + T)/N/ = ERV

Where:
T   = The average annual total return net of subaccount recurring charges.
ERV = The ending redeemable value of the hypothetical account at the end of the period.
P   = A hypothetical initial payment of $1,000.
N   = The number of years in the period.

Other Performance Data

Transamerica may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format.

Transamerica may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula.

                                CTR = (ERV / P)-1

Where:

CTR = The cumulative total return net of subaccount recurring charges for the period.
ERV = The ending redeemable value of the hypothetical investment at the end of the period.
P   = A hypothetical initial payment of $1,000.

All non-standardized performance data will only be advertised if the standardized performance data for the same period, as well as for the required period, is also disclosed.

Adjusted Historical Performance Data--The Separate Account

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular subaccount commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of contract charges that are currently in effect.

                                PUBLISHED RATINGS


Transamerica may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's and Fitch Financial Ratings. The purpose of the ratings is to reflect the financial strength of Transamerica. These ratings should not be considered as bearing on the safety or investment performance of assets held in the variable account. Each year the A.M. Best Company reviews the financial status of thousands of insurers. Once it has completed its analysis of each insurer's financial strength, A.M. Best assigns the insurer a Best Rating.

These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, these ratings may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts in accordance with their terms, including its obligations under the fixed account provisions of this contract. Such ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.


                        STATE REGULATION OF TRANSAMERICA

Transamerica is subject to the laws of California governing insurance companies and to regulation by the California Department of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance each year covering the operating results of Transamerica for the preceding year and its financial condition as of the end of such year. Regulation by the Department of Insurance includes periodic examination to determine Transamerica's assets and liabilities and reserves so the Department may determine the financial statements are prepared in accordance with regulatory standards. In addition, Transamerica is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                 ADMINISTRATION

Transamerica and/or its affiliates perform administrative services for the contract. These services include issuance of the contract, maintenance of records concerning the contract, and certain valuation services.

                               RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by Transamerica. As presently required by the 1940 Act, and regulations promulgated thereunder, Transamerica will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                          DISTRIBUTION OF THE CONTRACTS

The contracts are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the contracts is continuous and Transamerica does not anticipate discontinuing the offering of the contracts, however, Transamerica reserves the right to do so.

AFSG Securities Corporation, an affiliate of Transamerica, is the principal underwriter of the contracts and may enter into agreements with broker-dealers for the distribution of the contracts. Distribution of the contracts did not begin until the date of this SAI.

                                  VOTING RIGHTS

To the extent required by law, Transamerica will vote the underlying funds' shares held by the separate account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the portfolios, although none of the underlying funds hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Transamerica determines that it is permitted to vote the underlying fund shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your account value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the contract decrease. The person's number of votes will be determined by dividing the reserve for the contract allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund for determining shareholders eligible to vote at the meeting of the underlying fund. Transamerica will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the underlying fund. Portfolio shares as to which no timely instructions are received and shares held by Transamerica in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all contracts participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

                                 OTHER PRODUCTS

Transamerica makes other variable annuities available that may also be funded through the separate account. These variable annuities may have different features, such as different investment options or charges.

                                CUSTODY OF ASSETS

Transamerica holds assets of each of the subaccounts. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from Transamerica's general account assets. Transamerica maintains records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts.

                                  LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington D.C. has provided legal advice to Transamerica relating to certain matters under the federal securities laws applicable to the issue and sale of the contracts.

                              INDEPENDENT AUDITORS


The statutory-basis financial statements and schedules of Transamerica as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this SAI have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, IA 50309. There are no financial statements for the subaccounts of the separate account because they had not commenced operations as of December 31, 2000.


                                OTHER INFORMATION

A registration statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS


The values of your interest in the separate account will be affected solely by the investment results of the selected subaccount(s). The statutory-basis financial statements and schedules of Transamerica, which are included in this SAI, should be considered only as bearing on the ability of Transamerica to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

                             Financial Statements

                Transamerica Occidental Life Insurance Company

                 Years ended December 31, 2000, 1999 and 1998
                      with Report of Independent Auditors

                 Transamerica Occidental Life Insurance Company

                     Financial Statements - Statutory Basis

                  Years ended December 31, 2000, 1999 and 1998



                                    Contents

Report of Independent Auditors.....................................................................     1

Audited Financial Statements

Balance Sheets - Statutory Basis...................................................................     3
Statements of Operations - Statutory Basis.........................................................     5
Statements of Changes in Capital and Surplus - Statutory Basis.....................................     7
Statements of Cash Flow - Statutory Basis..........................................................     8
Notes to Financial Statements - Statutory Basis....................................................    10

Statutory-Basis Financial Statement Schedules

Schedule I - Summary of Investments - Other Than Investments in
   Related Parties.................................................................................    37
Schedule III - Supplementary Insurance Information.................................................    38
Schedule IV - Reinsurance..........................................................................    40

                        Report of Independent Auditors

The Board of Directors

Transamerica Occidental Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Occidental Life Insurance Company, an indirect wholly-owned subsidiary of AEGON N.V., as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2000. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Transamerica Occidental Life Insurance Company at December 31, 2000 and 1999, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2000.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Occidental Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Des Moines, Iowa
April 13, 2001

                 Transamerica Occidental Life Insurance Company

                        Balance Sheets - Statutory Basis
                (Dollars in thousands, except per share amounts)

                                                                                  December 31
                                                                             2000              1999
                                                                          --------------------------------
Admitted assets
Cash and invested assets:
   Bonds                                                                    $14,404,438       $12,820,804
   Preferred stocks:
     Affiliated entities                                                          1,740            58,219
     Other                                                                       77,603            77,231
   Common stocks:
     Affiliated entities (cost: 2000 - $335,248;
       1999 - $444,459)                                                         849,503           984,400
     Other (cost: 2000 - $479,874; 1999 - $662,215)                             600,594         1,270,039
   Mortgage loans on real estate                                              1,140,481           385,590
   Real estate                                                                   96,219           101,195
   Policy loans                                                                 417,849           409,534
   Cash and short-term investments                                              100,681           132,454
   Receivables for securities                                                     4,454            50,510
   Net short-term notes receivable from affiliates                               23,702                 -
   Other investments                                                            278,629           168,487
                                                                          --------------------------------
Total cash and invested assets                                               17,995,893        16,458,463

Federal income tax recoverable                                                        -           160,075
Accrued investment income                                                       230,386           226,823
Premiums deferred and uncollected                                               215,315           227,722
Reinsurance receivable                                                          271,365           249,225
Accounts receivable                                                             159,949            15,487
General agents pension fund                                                     109,553            79,865
Funds withheld by affiliates                                                    262,448                 -
Transfers from separate accounts due or accrued                                  81,118            73,163
Other admitted assets                                                           166,998           150,344
Separate account assets                                                       4,191,889         4,229,395
                                                                          --------------------------------
Total admitted assets                                                       $23,684,914       $21,870,562
                                                                          ================================

                                                                                    December 31
                                                                               2000              1999
                                                                          -------------------------------
Liabilities and capital and surplus
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                 $  5,341,927      $  4,993,074
     Annuity                                                                 4,411,716         4,597,808
     Accident and health                                                       100,681           104,314
   Policy and contract claim reserves                                          419,172           296,789
   Supplementary contracts without life contingencies                          227,909           208,349
   Other policyholders' funds                                                   74,696            69,705
   Funding agreements and municipal reverse repurchase
     agreements                                                              3,915,394         2,228,261
   Remittances and items not allocated                                         124,862            48,424
   Asset valuation reserve                                                     331,625           578,958
   Interest maintenance reserve                                                 16,139            58,721
   Funds held under coinsurance and other reinsurance
     treaties                                                                2,520,027         2,274,229
   Commissions and expense allowances payable on reinsurance assumed            95,725            77,588
   Payable for securities                                                            -            36,997
   Federal income taxes payable                                                 22,694                 -
   Payable to affiliates                                                        26,084                 -
   Other liabilities                                                           465,198           265,295
   Separate account liabilities                                              4,046,600         4,068,126
                                                                          -------------------------------
Total liabilities                                                           22,140,449        19,906,638

Commitments and contingencies (Note 10)

Capital and surplus:
   Common stock, $12.50 par value, 4,000,000 shares authorized,
     2,206,933 issued and outstanding                                           27,587            27,587
   Paid-in surplus                                                             589,600           509,600
   Unassigned surplus                                                          927,278         1,426,737
                                                                          -------------------------------
Total capital and surplus                                                    1,544,465         1,963,924
                                                                          -------------------------------
Total liabilities and capital and surplus                                 $ 23,684,914      $ 21,870,562
                                                                          ===============================

See accompanying notes.

                Transamerica Occidental Life Insurance Company

                  Statements of Operations - Statutory Basis
                            (Dollars in thousands)

                                                                             Year ended December 31
                                                                         2000            1999            1998
                                                                     ------------------------------------------
Revenues:
   Premiums and other considerations, net of reinsurance:

     Life                                                            $1,270,078      $1,192,299      $1,208,356
     Annuity                                                          1,179,915         681,901         914,547
     Accident and health                                                118,827          57,531         109,138
   Net investment income                                              1,108,214       1,125,042       1,078,543
   Amortization of interest maintenance reserve                          (2,359)          4,739           5,052
   Commissions and expense allowances on reinsurance
     ceded                                                              415,788         469,910         471,943
   Income from fees associated with investment management,
     administration and contract guarantees for separate
     accounts                                                            36,536          16,821           3,818
   Other income                                                         153,589         528,951         891,442
                                                                     ------------------------------------------
                                                                      4,280,588       4,077,195       4,682,841
Benefits and expenses:
   Benefits paid or provided for:
     Life and accident and health                                       723,471         402,475         632,175
     Surrender benefits                                               1,136,953         694,766         616,224
     Other benefits                                                     924,707         935,940         908,946
     Increase (decrease) in aggregate reserves for policies
       and contracts:
       Life                                                             328,852         392,921         421,442
       Annuity                                                         (181,511)       (145,685)       (852,725)
       Accident and health                                               (3,632)         19,578         (16,136)
       Other                                                             10,792          (7,225)          9,458
                                                                     ------------------------------------------
                                                                      2,939,632       2,292,770       1,719,384
   Insurance expenses

     Commissions                                                        680,635         691,802         728,533
     General insurance expenses                                         331,316         272,168         222,471
     Taxes, licenses and fees                                            42,636          53,309          35,957
     Net transfer to separate accounts                                  175,350          50,572         200,243
     Reinsurance reserve adjustments                                     47,887         509,668       1,009,559
     Other                                                              138,410          22,767         704,485
                                                                     ------------------------------------------
                                                                      1,416,234       1,600,286       2,901,248
                                                                     ------------------------------------------
                                                                      4,355,866       3,893,056       4,620,632
                                                                     ------------------------------------------
Gain (loss) from operations before dividends to policyholders,
   federal income tax expense (benefit) and net realized capital gains  (75,278)        184,139          62,209

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)


                                                                               Year ended December 31
                                                                      2000            1999            1998
                                                                  ---------------------------------------------

Dividends to policyholders                                        $       9,377   $       9,294   $       8,206
                                                                  ---------------------------------------------
Gain (loss) from operations before federal income tax expense
   (benefit) and net realized capital gains                             (84,655)        174,845          54,003
Federal income tax expense (benefit)                                      6,152          30,330         (70,408)
                                                                  ---------------------------------------------
Gain (loss) from operations before net realized capital gains
   on investments                                                       (90,807)        144,515         124,411
Net realized capital gains on investments (net of related
   federal income taxes and amounts transferred from/to
   interest maintenance reserve)                                        292,197          17,515          76,071
                                                                  ---------------------------------------------
Net income                                                        $     201,390   $     162,030   $     200,482
                                                                  =============================================

See accompanying notes.

                Transamerica Occidental Life Insurance Company

        Statements of Changes in Capital and Surplus - Statutory Basis
                            (Dollars in thousands)


                                                                                                       Total
                                                      Common         Paid-in        Unassigned     Capital and
                                                      Stock          Surplus         Surplus          Surplus
                                                      --------------------------------------------------------
Balance at January 1, 1998                            $27,587       $368,738       $1,159,903       $1,556,228
   Net income                                               -              -          200,482          200,482
   Change in non-admitted assets                            -              -          (45,392)         (45,392)
   Change in unrealized capital gains                       -              -          261,540          261,540
   Change in asset valuation reserve                        -              -          (39,153)         (39,153)
   Dividend to stockholder                                  -              -          (80,000)         (80,000)
   Change in liability for reinsurance in
     unauthorized companies                                 -              -           (3,137)          (3,137)
   Change in surplus in separate accounts                   -              -           32,572           32,572
   Change in surplus due to reinsurance                     -              -          (21,502)         (21,502)
   Prior year adjustments                                   -              -          (21,276)         (21,276)
   Capital contribution                                     -          3,800                -            3,800
                                                       -------------------------------------------------------
Balance at December 31, 1998                           27,587        372,538        1,444,037        1,844,162
   Net income                                               -              -          162,030          162,030
   Change in non-admitted assets                            -              -           (2,824)          (2,824)
   Change in unrealized capital gains                       -              -          119,420          119,420
   Change in asset valuation reserve                        -              -         (178,342)        (178,342)
   Dividend to stockholder                                  -              -          (79,000)         (79,000)
   Change in liability for reinsurance in
     unauthorized companies                                 -              -           (4,646)          (4,646)
   Change in surplus in separate accounts                   -              -           16,637           16,637
   Change in surplus due to reinsurance                     -              -          (35,865)         (35,865)
   Prior year adjustments                                   -              -          (14,710)         (14,710)
   Capital contribution                                     -        137,062                -          137,062
                                                       -------------------------------------------------------
Balance at December 31, 1999                           27,587        509,600        1,426,737        1,963,924
   Net income                                               -              -          201,390          201,390
   Change in non-admitted assets                            -              -           42,867           42,867
   Change in unrealized capital gains                       -              -         (528,752)        (528,752)
   Change in asset valuation reserve                        -              -          247,333          247,333
   Dividend to stockholder                                  -              -         (135,000)        (135,000)
   Dividend of subsidiary to stockholder                    -              -         (210,386)        (210,386)
   Change in liability for reinsurance in
     unauthorized companies                                 -              -          (19,364)         (19,364)
   Change in surplus in separate accounts                   -              -          (16,755)         (16,755)
   Change in surplus due to reinsurance                     -              -            9,587            9,587
   Partnership termination                                  -              -          (46,671)         (46,671)
   Prior year adjustments                                   -              -          (43,708)         (43,708)
   Capital contribution                                     -         80,000                -           80,000
                                                      --------------------------------------------------------
Balance at December 31, 2000                          $27,587       $589,600       $  927,278       $1,544,465
                                                      ========================================================


See accompanying notes.

                Transamerica Occidental Life Insurance Company

                   Statements of Cash Flow - Statutory Basis
                            (Dollars in thousands)


                                                                             Year ended December 31
                                                                     2000             1999              1998
                                                              ------------------------------------------------------
  Operating activities
  Premiums and annuity considerations                               $1,676,491       $   319,552       $2,642,142
  Fund deposits                                                        627,634           351,170          363,889
  Other policy proceeds and considerations                             278,093           212,546          259,627
  Allowances and reserve adjustments received on
    reinsurance ceded                                                  443,651         1,861,584           93,368
  Investment income received                                         1,119,095         1,088,846        1,068,856
  Other income received                                              1,851,376           141,247          194,037
  Life and accident and health claims paid                            (665,369)         (266,727)        (661,006)
  Surrender benefits and other fund withdrawals paid                (1,137,020)         (695,777)        (618,854)
  Annuity and other benefits paid                                     (653,975)         (962,151)        (948,840)
  Commissions, other expenses and taxes paid                        (1,083,271)       (1,027,317)        (950,827)
  Dividends paid to policyholders                                       (9,820)           (9,136)          (8,102)
  Federal income taxes received (paid)                                 208,049          (146,945)          15,764
  Reinsurance reserve transfers and other                             (546,720)         (618,898)      (1,891,421)
                                                              ---------------------------------------------------
  Net cash provided by (used in) operating activities                2,108,214           247,994         (441,367)

  Investing activities
  Proceeds from investments sold, matured or repaid:
  Bonds                                                              5,872,493         2,993,985        3,938,693
  Stocks                                                             2,122,089           220,666          488,559
  Mortgage loans                                                        15,173            11,248           37,335
  Real estate                                                                -             3,050           20,300
  Other invested assets                                                  6,394               200            3,984
  Miscellaneous proceeds                                                 1,079               407          (25,830)
                                                              ---------------------------------------------------
  Total investment proceeds                                          8,017,228         3,229,556        4,463,041
  Taxes paid on net realized capital gains                            (178,914)                -                -
                                                              ---------------------------------------------------
  Net proceeds from sales, maturities, or repayments
    of investments                                                   7,838,314         3,229,556        4,463,041

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

                                                                            Year ended December 31
                                                                    2000             1999              1998
                                                             ------------------------------------------------------
Cost of investments acquired:
   Bonds                                                         $ (7,506,987)      $(3,656,035)     $(4,225,623)
   Stocks                                                          (1,273,183)         (611,404)        (331,131)
   Mortgage loans                                                    (771,604)           (9,800)        (121,139)
   Real estate                                                         (1,287)           (5,064)          (7,030)
   Other invested assets                                             (132,908)          (35,204)         (36,752)
   Miscellaneous applications                                          (1,242)          (93,194)               -
                                                             ---------------------------------------------------
Total cost of investments acquired                                 (9,687,211)       (4,410,701)      (4,721,675)
Net decrease (increase) in policy loans                                (8,315)            1,094           (3,174)
                                                             ---------------------------------------------------
Net cost of investments acquired                                   (9,695,526)       (4,409,607)      (4,724,849)
                                                             ---------------------------------------------------
Net cash used in investing activities                              (1,857,212)       (1,180,051)        (261,808)

Financing and miscellaneous activities
   Other cash provided:
   Capital and surplus paid-in                                         80,000           137,062            3,800
   Other sources                                                    1,343,871           562,978        1,485,965
                                                             ---------------------------------------------------
Total other cash provided                                           1,423,871           700,040        1,489,765

Other cash applied:
   Dividends paid to stockholder                                     (135,000)          (79,000)         (80,000)
   Other applications, net                                         (1,571,646)          (70,086)        (347,482)
                                                             ---------------------------------------------------
Total other cash applied                                           (1,706,646)         (149,086)        (427,482)
                                                             ---------------------------------------------------
Net cash provided by (used in) financing and
   miscellaneous activities                                          (282,775)          550,954        1,062,283
                                                             ---------------------------------------------------
Net increase (decrease) in cash and short-term
   investments                                                        (31,773)         (381,103)         359,108

Cash and short-term investments:
   Beginning of year                                                  132,454           513,557          154,449
                                                             ---------------------------------------------------
   End of year                                                   $    100,681       $   132,454      $   513,557
                                                             ===================================================

See accompanying notes.

                Transamerica Occidental Life Insurance Company

                Notes to Financial Statements - Statutory Basis
                            (Dollars in thousands)

                               December 31, 2000

1. Organization and Summary of Significant Accounting Policies

Transamerica Occidental Life Insurance Company (the "Company") is a stock life insurance company domiciled in Iowa. The Company is a wholly-owned subsidiary of Transamerica Insurance Corporation, which is a wholly-owned subsidiary of Transamerica Corporation ("Transamerica"). Transamerica is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company has two wholly-owned insurance subsidiaries: Transamerica Life Insurance and Annuity Company ("TALIAC") and Transamerica Life Insurance Company of New York ("TONY"). As discussed in Note 11, in 2000, the Company transferred its entire ownership interest in its subsidiary, Transamerica Life Insurance Company of Canada, in the form of a dividend to its parent. Also in 2000, the Company was redomiciled from California to Iowa.

Nature of Business

The Company engages in providing life insurance, pension and annuity products, reinsurance, structured settlements and investment products which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company's customers are primarily in the United States and are distributed in 49 states.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa ("Insurance Department"), which practices differ in some respects from accounting principles generally accepted in the United States. The more significant of these differences are as follows:
(a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications;
(b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies or over the expected gross profit stream; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (m) policyholder dividends are recognized when declared rather than over the term of the related policies; (n) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus; and (o) the

                 Transamerica Occidental Life Insurance Company

                             (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

accounts and operations of the Company's subsidiaries are not consolidated but are included in investments in common stocks at the statutory net carrying value, changes to which are charged or credited directly to unassigned surplus. The effects of these variances have not been determined by the Company but are presumed to be material.

The National Association of Insurance Commissioners ("NAIC") has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The State of Iowa has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual, will be reported as an adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

Other significant accounting policies are as follows:

Cash and Short-Term Investments

For purposes of the statements of cash flow, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be short-term investments.

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated companies are carried at market value. Common stock of the Company's affiliated insurance subsidiaries are recorded at the equity in statutory-basis net assets. Real estate is reported at cost less allowances for depreciation. Depreciation of real estate is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other investments consist of investments in various joint ventures and limited partnerships, which are recorded at equity in underlying net assets, and derivative instruments, which are valued in accordance with the NAIC Accounting Practices and Procedures manual and Purposes and Procedures manual of the SVO. All derivative instruments are used for hedging purposes and valued on a basis consistent with the hedged item.

The Company uses interest rate swaps, interest rate caps and floors, options, swaptions and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis as the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreements is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged item.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Net realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve ("AVR") is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve ("IMR"), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. During 2000, the Company excluded investment income due and accrued of $1,518 with respect to such practices. No such investment income due and accrued was excluded during 1999 and 1998.

Aggregate Policy Reserves

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.00 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Funding Agreements and Municipal Reverse Repurchase Agreements

Funding agreements and municipal reverse repurchase agreements are investment contracts issued to municipalities, corporations, mutual funds and other institutional investors that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract. As of December 31, 2000, funding agreements totaling $1,690,548 contained provisions which allow the policyholder to withdraw their funds at book value after certain advance notice periods which range up to one year in duration.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $350,784, $255,210 and $352,298 in 2000, 1999 and 1998, respectively.

Premium Revenues

Premiums from life insurance policies are recognized as revenue when due, and premiums from annuity contracts are recognized when received. Accident and health premiums are earned pro rata over the terms of the policies.

Other Income

Other income consists primarily of profit sharing on reinsurance ceded and reserve adjustments on ceded modified coinsurance transactions.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in surplus rather than gain from operations. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Prior Year Adjustments

Prior year adjustments charged directly to surplus in 2000 relate to expenses incurred for sales practices litigation of $8,199, the write off of software of $30,043 and suspense adjustments of $5,466. There was no overall impact to surplus resulting from the software write off as this item was previously nonadmitted.

Prior year adjustments charged directly to surplus in 1999 relate primarily to expenses incurred for sales practices litigation of $7,710 and a suspense asset adjustment of $7,000.

Prior year adjustments in 1998 relate primarily to expenses incurred for sales practices litigation of $8,276 and a reserve valuation adjustment of $13,000 on single premium immediate annuities.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

2. Fair Values of Financial Instruments

Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

   Investment securities: Fair values for fixed maturity securities (including preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities, other than affiliated entities, are based on quoted market prices.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

   2. Fair Values of Financial Instruments (continued)

   Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

   Net short-term notes receivable from affiliates: The fair value for net short-term notes receivable from affiliates approximate their carrying value.

   Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts, including separate account liabilities, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

   Derivatives: Estimated fair value of interest rate swaps, caps, floors, options and swaptions are based upon the latest quoted market price. Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

2. Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of financial instruments are as follows (in thousands):

                                                                   December 31
                                                    2000                                 1999
                                      -------------------------------- --------------------------------------
                                           Carrying          Fair             Carrying            Fair
                                            Amount          Value              Amount             Value
                                      -------------------------------- --------------------------------------
Admitted assets
Bonds                                     $14,404,438    $14,562,288        $12,820,804       $12,681,458
Preferred stocks other than
  affiliates                                   77,603         78,621             77,231            42,448
Common stocks other than
  affiliates                                  600,594        600,594          1,270,039         1,270,039
Mortgage loans on real estate               1,140,481      1,170,426            385,590           363,650
Policy loans                                  417,849        417,849            409,534           396,956
Floors, caps, options and
  swaptions                                    47,543        109,800             56,964            60,129
Interest rate swaps                            10,994         11,367                  -           (65,953)
Cash and short-term investments               100,681        100,681            132,454           132,454
Net short-term notes receivable
  from affiliates                              23,702         23,702                  -                 -
Separate account assets                     4,191,889      4,191,889          4,229,395         4,229,395

Liabilities
Investment contract liabilities             7,275,853      7,187,031          8,807,732         8,800,196
Separate account liabilities                3,919,092      4,022,404          3,941,489         3,941,489

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

3. Investments

The Company's investment in common stocks of its wholly owned subsidiaries, based on the statutory capital and surplus of the subsidiaries, is summarized as follows:

                                                                                          Carrying
                                                                           Cost            Amount
                                                                       ----------------------------
  At December 31, 2000:
   TALIAC                                                              $  238,418         $ 823,859
   TONY                                                                    83,600            25,470
   Other                                                                   13,230               174
                                                                       ----------------------------
                                                                       $  335,248         $ 849,503
                                                                       ============================

  At December 31, 1999:
   TALIAC                                                              $  238,418         $ 797,109
   TONY                                                                    83,600            50,142
   Transamerica Life Insurance Company of Canada                          113,711           135,565
   Others                                                                   8,730             1,584
                                                                       ----------------------------
                                                                       $  444,459         $ 984,400
                                                                       ============================

In 1999 and 1998, the Company received a dividend of $50,000 from its wholly-owned subsidiary, TALIAC.

Certain financial information with respect to TALIAC and TONY, the Company's wholly-owned insurance subsidiaries, is as follows:

                                                                                             December 31
                                                                                       2000              1999
                                                                                   ------------------------------
  Cash and investments                                                             $15,244,044        $14,869,284
  Other assets                                                                       6,492,031          6,948,284
                                                                                   ------------------------------
  Total assets                                                                      21,736,075         21,817,568

  Aggregate reserves                                                                11,067,366          9,977,508
  Other liabilities                                                                  9,819,380         10,992,809
                                                                                   ------------------------------
  Total liabilities                                                                 20,886,746         20,970,317
                                                                                   ------------------------------
  Total capital and surplus                                                        $   849,329        $   847,251
                                                                                   ==============================

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

3. Investments (continued)

The carrying value and estimated fair value of investments in debt securities are summarized as follows (in thousands):

                                                            Gross              Gross          Estimated
                                          Carrying        Unrealized        Unrealized           Fair
                                            Value           Gains             Losses            Value
                                         ---------------------------------------------------------------
December 31, 2000
United States Government and
   agencies                              $   722,783        $  8,263         $     959       $   730,087
State, municipal and other
   government                                344,859          53,300               669           397,490
Public utilities                           1,453,514          56,108            28,252         1,481,370
Industrial and miscellaneous               9,255,458         296,606           285,486         9,266,578
Mortgage and other asset- backed
   securities                              2,627,824          77,521            18,582         2,686,763
                                         ---------------------------------------------------------------
                                          14,404,438         491,798           333,948        14,562,288

Preferred stocks                              77,603           6,622             5,604            78,621
                                         ---------------------------------------------------------------
                                         $14,483,781        $498,420          $341,292       $14,640,909
                                         ===============================================================

December 31, 1999
United States Government and
   agencies                              $   189,325        $ 11,396          $  1,968       $   198,753
State, municipal and other
   government                                106,484           3,673             1,482           108,675
Foreign governments                           50,820             353             3,328            47,845
Public utilities                           1,718,582          20,020            38,842         1,699,760
Industrial and miscellaneous               9,345,228         103,079           230,148         9,218,159
Mortgage and other asset-
   backed securities                       1,410,365               -             2,099         1,408,266
                                         ---------------------------------------------------------------
                                          12,820,804         138,521           277,867        12,681,458

Preferred stocks                              77,231           6,399            41,182            42,448
                                         ---------------------------------------------------------------
                                         $12,898,035        $144,920          $319,049       $12,723,906
                                         ===============================================================

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

3. Investments (continued)

The carrying value and estimated fair value of bonds at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                            Estimated
                                                                            Carrying           Fair
                                                                             Amount           Value
                                                                         ------------------------------
  Due in one year or less                                                $     293,736    $     293,384
  Due after one year through five years                                      2,573,899        2,614,419
  Due after five years through ten years                                     2,648,540        2,617,591
  Due after ten years                                                        6,260,439        6,350,131
  Mortgage and other asset-backed securities                                 2,627,824        2,686,763
                                                                         ------------------------------
                                                                         $  14,404,438    $  14,562,288
                                                                         ==============================

A detail of net investment income is presented below:

                                                                   Year ended December 31
                                                           2000            1999              1998
                                                        ---------------------------------------------
  Interest on bonds and preferred stocks                $1,068,590      $   994,418       $   952,235
  Dividends from common stocks                               5,332           53,192            53,000
  Interest on mortgage loans                                49,068           28,314            28,713
  Rental income on real estate                              30,180           28,008            27,288
  Interest on policy loans                                  22,994           27,086            24,780
  Cash and short-term investments                            5,938           10,526            10,939
  Other investments                                         18,427           16,343            17,198
                                                        ---------------------------------------------
                                                         1,200,529        1,157,887         1,114,153
  Less investment expenses                                 (92,315)         (32,845)          (35,610)
                                                        ---------------------------------------------
  Net investment income                                 $1,108,214      $ 1,125,042       $ 1,078,543
                                                        =============================================

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

3. Investments (continued)

Proceeds from sales and maturities of bonds and related gross realized capital gains and losses were as follows:


                                                                      Year ended December 31
                                                              2000             1999              1998
                                                        ------------------------------------------------
Proceeds                                                 $  5,872,493     $ 2,993,985       $ 3,938,693

Gross realized gains                                     $     94,531     $    46,135       $    44,290
Gross realized losses                                        (157,019)        (43,142)          (27,768)
                                                        ------------------------------------------------
Net realized capital gains (losses)                      $    (62,488)    $     2,993       $    16,522
                                                        ================================================

At December 31, 2000, investments with an aggregate carrying value of $9,236 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

Realized capital gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                               Realized
                                                                 ----------------------------------------
                                                                           Year ended December 31
                                                                       2000          1999         1998
                                                                 ----------------------------------------
   Bonds                                                           $  (62,488)    $  2,993     $  16,522
   Preferred stocks                                                     6,124       (6,085)        2,405
   Common stocks                                                      499,621       41,011       164,984
   Other                                                              (17,086)     (90,400)       (7,021)
                                                                 ----------------------------------------
                                                                      426,171      (52,481)      172,080

   Tax effect                                                        (178,914)      71,941       (84,425)
   Transfer from (to) interest maintenance reserve                     44,940       (1,945)      (11,584)
                                                                 ----------------------------------------
   Net realized gains                                              $  292,197     $ 17,515     $  76,071
                                                                 ========================================

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

3. Investments (continued)

The other loss of $90,400 in 1999 primarily resulted from the net pretax loss incurred on an ineffective equity collar hedge (see Note 9).

                                                      Unrealized
                                     ------------------------------------------
                                                Year ended December 31
                                            2000          1999         1998
                                     ------------------------------------------
   Bonds                               $  (10,264)    $  (5,756)     $    (871)
   Preferred stocks                        (4,499)        2,271         (2,741)
   Common stocks                         (512,790)      125,177        257,582
   Mortgage loans                          (1,791)            -              -
   Other invested assets                      592        (2,272)         7,570
                                     ------------------------------------------
   Change in unrealized                $ (528,752)    $ 119,420      $ 261,540
                                     ==========================================

Gross unrealized gains and gross unrealized losses on common stock of unaffiliated entities are as follows:

                                                        December 31
                                                    2000          1999
                                              ----------------------------

   Unrealized gains                               $172,202       $640,014
   Unrealized losses                               (51,482)       (32,190)
                                              ----------------------------
   Net unrealized gains                           $120,720       $607,824
                                              ============================

During 2000, the Company issued mortgage loans with interest rates ranging from 7.39% to 9.51%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 85%. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 2000 and 1999, the Company held a mortgage loan loss reserve in the asset valuation reserve of $6,792 and $4,586, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

3. Investments (continued)

                Geographic Distribution                               Property Type Distribution
---------------------------------------------------------  ----------------------------------------------
                                        December 31                                        December 31
                                       2000     1999                                     2000      1999
                                   ----------------------                              ------------------
Pacific                                35%       42%       Office                         38%       22%
South Atlantic                         24        26        Apartment                      18        40
Middle Atlantic                        11        15        Retail                         18         7
Mountain                                7         -        Other                          17        28
E. North Central                        5         2        Industrial                      9         3
W. South Central                        5         1
W. North Central                        5         6
New England                             5         8
E. South Central                        3         -

At December 31, 2000, the Company had no investments (excluding U. S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve, collectively.

The operations of the Company are subject to risk of interest rate fluctuations to the extent that there is a difference between the cash flows from the Company's interest-earning assets and the cash flows related to its liabilities. In the normal course of its operations, the Company hedges some of its interest rate risk with derivative financial instruments. These derivatives comprise primarily of interest rate swap agreements, interest rate floor agreements, foreign currency swap agreements, call option agreements, S&P 500 call option agreements, and options to enter into interest rate swap agreements (swaptions). The Company does not use derivatives financial instruments for trading or speculative purposes, nor is the Company a party to any leveraged derivative contracts.

Interest swap agreements are intended to help the Company more closely match the cash flows received from its assets to the payments on its liabilities. The Company's interest rate swap agreements generally provide that one party pays interest at a floating rate in relation to movements in an underlying index and the other party pays interest at a fixed rate. Generally, no cash is exchanged at the outset of the contract, and no principal payments are made by either party. A single net payment is made usually by one counterparty at each settlement date. Interest rate swaps that terminate prior to maturity are generally settled for the fair value of the swap on the termination date.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

3. Investments (continued)

Interest rate floor agreements purchased by the Company provide for the receipt of payments in the event interest rates fall below specified levels. Interest rate floors are intended to mitigate the Company's risk of reinvesting the cash flow it receives from calls, mortgage prepayments, and redemptions on its investment portfolio at lower interest rates. A single premium payment is made by the Company at the beginning of the contract. Once the interest rate floor becomes effective, if the actual rate moves below the agreed upon floor rate, the Company receives payment equal to the difference between the actual rate and the floor rate times the notional amount of the agreement.

The Company purchases swaptions to help manage the risk of interest rate fluctuations by providing an option to enter into an interest rate swap in the event of unfavorable interest rate movements. A single premium payment is made by the purchaser at the beginning of the contract. Once the option is exercised, the parties enter into an interest rate swap agreement.

The Company has credit risk exposure to the extent that a counterparty fails to make payment on its obligation. While the Company is exposed to credit risk in the event of nonperformance by the other party, nonperformance is not anticipated due to the credit rating of the counterparties. At December 31, 2000, all of the Company's derivative financial instruments were with financial institutions rated A or better by one or more of the major credit rating agencies.

Market risk is the risk the Company faces from a change in the market value of a derivative instrument. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk). The Company mitigates this risk by actively measuring and monitoring correlation and taking corrective action as necessary.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

3. Investments (continued)

At December 31, 2000 and 1999, the Company's outstanding financial instruments with on and off balance sheet risks, shown in notional amounts are summarized as follows:

                                                                     Notional Amount
                                                                  2000             1999
                                                            --------------------------------
   Derivative securities
   Interest rate swaps:

    Receive float-pay float                                   $     15,833      $   298,631
    Receive fixed-pay float                                      3,342,842        2,195,954
    Receive float-pay fixed                                        700,742          270,862

   Interest rate floor agreements                                  500,445          400,000
   Swaptions                                                     6,500,000        6,500,000
   Call options                                                     32,199           31,999

4. Reinsurance

The Company is involved in both the cession and assumption of reinsurance with other companies, including affiliated companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses. These reinsured risks are treated as though, to the extent of the reinsurance, they are risks for which the Company is not liable.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

4. Reinsurance (continued)

Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded. The Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance treaties.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                   Ceded/Retroceded to               Assumed from
                                           -------------------------------------------------------------
                                Direct       Affiliated     Unaffiliated     Affiliated    Unaffiliated       Net
                                Amount       Companies       Companies       Companies      Companies        Amount
                          -----------------------------------------------------------------------------------------------
Year ended
   December 31, 2000:
   Premium revenue           $  2,623,910    $   199,290      $1,574,257     $ 359,387      $1,359,070    $  2,568,820
                          ===============================================================================================

At December 31, 2000:
   Reserves for future
     policy benefits         $ 13,967,778    $ 3,402,793      $3,590,670     $ 524,069      $2,355,940    $  9,854,324
   Policy and contract
     claims payable               313,976         34,769         267,285         4,844         402,406         419,172
                          -----------------------------------------------------------------------------------------------
                             $ 14,281,754    $ 3,437,562      $3,857,955     $ 528,913      $2,758,346    $ 10,273,496
                          ===============================================================================================
Year ended
   December 31, 1999:
   Premium revenue           $  2,281,775    $   112,947      $2,274,338     $ 157,197      $1,880,044    $  1,931,731
                          ===============================================================================================
At December 31, 1999:
   Reserves for future
     policy benefits         $ 14,241,446    $ 4,124,327      $3,056,908     $ 233,126      $2,401,859    $  9,695,196
   Policy and contract
     claims payable               127,030         40,341         137,047         1,824         345,323         296,789
                          -----------------------------------------------------------------------------------------------
                             $ 14,368,476    $ 4,164,668      $3,193,955     $ 234,950      $2,747,182    $  9,991,985
                          ===============================================================================================
Year ended
   December 31, 1998:
   Premium revenue           $  2,314,662    $   298,339      $2,482,419     $ 198,460      $2,499,677    $  2,232,041
                          ===============================================================================================

At December 31, 1998:
   Reserves for future
     policy benefits         $ 14,778,562    $ 4,978,700      $2,931,865      $136,208      $2,424,077    $  9,428,282
   Policy and contract
     claims payable               121,330         45,187         316,533        11,018         385,519         156,147
                          -----------------------------------------------------------------------------------------------
                             $ 14,899,892    $ 5,023,887      $3,248,398      $147,226      $2,809,596    $  9,584,429
                          ===============================================================================================

In 2000, the Company entered into a reinsurance transaction with two affiliated companies in which the company assumed certain structured settlement liabilities on a funds withheld basis. As a result, the Company has recorded a related asset of $262,448.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

5. Income Taxes

The Company's taxable income or loss is included in the consolidated return of Transamerica Corporation for the period ended July 21, 1999. The method of allocation between the companies for the period ended July 21, 1999, is subject to written agreement approved by the Board of Directors. Tax payments are made to, or refunds received from, Transamerica Corporation in amounts which would result from filing separate tax returns with federal taxing authorities, except that tax benefits attributable to operating losses and other carryovers are recognized currently since utilization of these benefits is assured by Transamerica Corporation. The provision does not purport to represent a proportionate share of the consolidated tax.

For the period beginning July 22, 1999, the Company will join in a consolidated tax return with certain life affiliates, including TALIAC and TONY. The method of allocation between the companies for the period beginning July 22, 1999, is subject to a written agreement as approved by the Board of Directors. This agreement requires that tax payments are made to, or refunds are received from the Company, in amounts which would results from filing separate tax returns with federal taxing authorities.

Following is a reconciliation of federal income taxes computed at the statutory rate with the income tax provision, excluding income taxes related to net realized gains on investment transactions (in thousands):

                                                                    Year ended December 31
                                                            2000               1999             1998
                                                     ------------------------------------------------------
Computed tax at federal statutory rate (35%)               $(29,629)         $ 61,196         $ 18,901
Tax reserve adjustment                                       11,844            (1,153)          (3,463)
Deferred acquisition costs - tax basis                        6,082            13,326            4,677
Reinsurance adjustments                                           -           (14,442)          (7,525)
Difference in statutory and tax bases
   of investments                                                 -            (2,399)         (10,990)
Prior year under (over) accrual                              46,125            24,640          (13,055)
Tax credits                                                 (27,111)          (16,000)         (17,698)
Dividend received deduction                                  (1,420)          (17,500)         (17,500)
IMR amortization                                                826                 -                -
Other items - net                                              (565)          (17,338)         (23,755)
                                                     -------------------------------------------------
Federal income tax expense (benefit)                       $  6,152          $ 30,330         $(70,408)
                                                     =================================================

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

5. Income Taxes (continued)

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholder's surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($117,701 at December 31, 2000). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $41,195.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1993. The examination fieldwork for 1994 and 1995 has been completed and a tentative settlement has been reached at Appeals. The examination fieldwork for 1995 through 1997 has been completed and a petition has been filed in the tax court. An examination is underway for 1998 and for the period from January 1 through July 21, 1999 (short tax period).

6. Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relates to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

6. Policy and Contract Attributes (continued)

                                                                                    December 31
                                                                       2000                            1999
                                                          ----------------------------------------------------------------
                                                               Amount         Percent         Amount          Percent
                                                          ----------------------------------------------------------------
Subject to discretionary withdrawal - with adjustment:
   With market value adjustment                              $    994,166          7%       $      9,134           -
   At book value less surrender charge                            537,251          4             435,717           3%
   At market value                                              3,367,374         26           7,385,279          53
Subject to discretionary withdrawal -
   without adjustment                                           1,419,091         11           1,748,102          13
Not subject to discretionary withdrawal
   provision                                                    6,760,644         52           4,417,004          31
                                                           ---------------------------------------------------------
Total annuity reserves and deposit
   liabilities                                                 13,078,526        100%         13,995,236         100%
                                                                                 ===                             ===
Less reinsurance ceded                                         (5,209,341)                    (5,820,180)
                                                           --------------                 --------------
Net annuity reserves and deposit liabilities                 $  7,869,185                   $  8,175,056
                                                           ==============                 ==============

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at estimated fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company is as follows:



                                                                                    Nonindexed
                                                                        Guaranteed  Guaranteed
                                                                          Indexed  More Than 4%  Nonguaranteed   Total
                                                                       ----------- ------------ -------------- -----------
   Premiums, deposits and other
     considerations for the year
     ended December 31, 2000                                           $        -   $        -    $   349,535  $   349,535
                                                                       ===========  ===========  ============  ===========

   Reserves for separate accounts as
     of December 31, 2000                                              $   17,528   $  754,619    $ 3,188,901  $ 3,961,048
                                                                       ===========  ==========   ============= ===========

   Reserves by withdrawal characteristics as of December 31, 2000:

     At market value                                                   $        -   $        -    $ 3,188,901  $ 3,188,901
     Not subject to discretionary
       withdrawal                                                          17,528      754,619              -       17,528
                                                                       ----------   ----------   ------------  -----------
                                                                       $   17,528   $  754,619    $ 3,188,901  $ 3,961,048
                                                                       ==========   ==========   ============  ===========

Comparative information for 1999 and 1998 is not available.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

6. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                                       Year ended December 31
                                                                                   2000          1999            1998
                                                                            ----------------------------------------------
Transfer as reported in the summary of operations of the separate accounts statement:
   Transfers to separate accounts                                                $350,784       $ 255,210     $352,298
   Transfers from separate accounts                                               181,133         217,729      173,152
                                                                            ------------------------------------------
Net transfers to separate accounts                                                169,651          37,481      179,146
Reconciling adjustments:
   Deposits (withdrawals) from separate accounts                                    5,287          13,091       21,097
   Other fund adjustment                                                              412               -            -
                                                                            ------------------------------------------

Net transfers as reported in the statements of operations
                                                                                 $175,350       $  50,572     $200,243
                                                                            ==========================================

Components of deferred and uncollected premiums are as follows:

                                                                                  Gross           Loading             Net
                                                                            ------------------------------------------------------

December 31, 2000
Life and annuity:
   Ordinary first-year business                                                  $  30,778       $  17,890         $  12,888
   Ordinary renewal business                                                       411,229          17,145           394,084
   Group life direct business                                                        4,968               -             4,968
   Reinsurance ceded                                                              (212,969)              -          (212,969)
                                                                            ------------------------------------------------
                                                                                   234,006          35,035           198,971
Accident and health                                                                 16,344               -            16,344
                                                                            ------------------------------------------------
                                                                                 $ 250,350       $  35,035         $ 215,315
                                                                            ================================================
December 31, 1999
Life and annuity:
   Ordinary first-year business                                                  $  52,710       $       -         $  52,710
   Ordinary renewal business                                                       263,678          36,000           227,678
   Group life direct business                                                          759               -               759
   Reinsurance ceded                                                              (123,315)              -          (123,315)
                                                                            ------------------------------------------------
                                                                                   193,832          36,000           157,832
Accident and health                                                                 69,890               -            69,890
                                                                            ------------------------------------------------
                                                                                 $ 263,722       $  36,000         $ 227,722
                                                                            ================================================

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

7. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2001, without the prior approval of insurance regulatory authorities, is $156,700.

8. Pension Plan and Other Postretirement Benefits

Substantially all employees are covered by noncontributory defined benefit plans sponsored by the Company and the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates in which the Company also participates. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. The general policy is to fund current service costs currently and prior service costs over periods ranging from 10 to 30 years. Assets of those plans are invested principally in publicly traded stocks and bonds.

The Company's total pension costs were approximately $1,100, $800 and $600 for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. The Company accounts for the costs of such benefit programs under the accrual method and amortizes its transition obligation for retirees and fully eligible or vested employees over 20 years. Postretirement benefit costs charged to income was approximately $3,000 for each of the years ended December 31, 2000, 1999 and 1998.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

9. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

Beginning in 2000, the Company receives data processing, investment advisory and management, marketing and administration services from affiliates. During 2000, the Company paid $21,323 for these services, which approximates their costs to the affiliates.

Payables to affiliates bear interest at the thirty-day commercial paper rate of 6.40% at December 31, 2000.

At December 31, 2000, the Company has short-term notes receivable from affiliates of $155,000 and short-term notes payable to affiliates of $131,298. Interest on these notes accrue at rates ranging from 6.49% to 6.52%.

In March 1999, the Company entered into an equity collar (which expired December 17, 1999), with an unrelated party to hedge the price fluctuations of their unaffiliated equity securities portfolio. In addition, Transamerica Corporation agreed to protect the Company from any ineffectiveness in the hedge that would expose the Company to loss net of tax benefit. As a result of the ineffectiveness of the collar with the unrelated party and the payment that the Company was required to make upon settlement, Transamerica Corporation made a payment of approximately $172,000 to the Company in December 1999.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

10. Commitments and Contingencies

The Company is a defendant in various legal actions arising from its operations. These include legal actions similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the Company and plaintiff's counsel entered into a settlement which was approved on June 26, 1997. The settlement required prompt notification to affected policyholders. Administrative and policy benefit costs associated with the settlement of $8,199, $7,710 and $8,276 after-tax have been incurred in 2000, 1999 and 1998, respectively, and reflected in these statements as prior period adjustments. Additional costs related to the settlement are not expected to be material and will be incurred over a period of years. In the opinion of the Company, any ultimate liability which might result from other litigation would not have a materially adverse effect on the combined financial position of the Company or the results of its operations.

11. Stock Dividend of Subsidiary to Stockholder

On December 1, 2000, the Company paid a stock dividend to its stockholder, Transamerica Insurance Corporation, consisting of 100% of the outstanding common and preferred stock of Transamerica Life Insurance Company of Canada. The dividend of $210,386 represented the Company's equity basis carrying value for the stock at the time it was distributed.

12. Partnership Termination

During 2000, the Company increased its ownership of its Taiwan branch operations to 100% through a buyout of its 60% partner, Pacific Life Insurance Ltd., for a payment of $19,192. A receivable from the partner of $35,510 was also written off in conjunction with the buy-out. Additional costs of $17,100 were incurred as a result of the scheduled termination of reinsurance treaties with three unaffiliated companies. These items were recorded as a charge to unassigned surplus on a net of tax basis.

                Transamerica Occidental Life Insurance Company

                            (Dollars in thousands)

13. Reconciliation to Insurance Department Annual Statement

The following table reconciles net income and total capital and surplus as reported in the Annual Statement filed with the Insurance Department to the amounts reported in the accompanying financial statements as of and for the year ended December 31, 2000:

                                                                   Total Capital
                                                      Net Income    and Surplus
                                                     ---------------------------

  Amounts reported in Annual Statement                 $251,510     $1,594,585
  Adjustments related to reinsurance treaties           (97,108)       (97,108)
  Adjustments to policy and contract claim reserves      20,000         20,000
  Tax effect of adjustments                              26,988         26,988
                                                     ---------------------------
  Amounts reported herein                              $201,390     $1,544,465
                                                     ===========================

                                Statutory-Basis
                         Financial Statement Schedules

                Transamerica Occidental Life Insurance Company

      Summary of Investments - Other Than Investments in Related Parties
                            (Dollars in thousands)

                               December 31, 2000

Schedule I

                                                                                             Amount at
                                                                                            Which Shown
                                                                            Market            in the
Type of Investment                                     Cost (1)             Value          Balance Sheet
--------------------------------------------------------------------------------------------------------
Fixed maturities
Bonds:
   United States government and government
     agencies and authorities                         $   776,949       $    784,961        $   776,949
   States, municipalities and political
     subdivisions                                       1,007,229          1,090,510          1,007,229
   Foreign governments                                     91,391             95,359             91,391
   Public utilities                                     1,453,514          1,481,370          1,453,514
   All other corporate bonds                           11,075,355         11,110,088         11,075,355
Preferred stock                                            79,343             78,621             79,343
                                                    ----------------------------------------------------
Total fixed maturities                                 14,483,781         14,640,909         14,483,781

Equity securities
Common stocks:
   Banks, trust and insurance                              42,398             43,817             43,817
   Industrial, miscellaneous and all other                437,476            556,777            556,777
                                                    ----------------------------------------------------
Total equity securities                                   479,874            600,594            600,594

Mortgage loans on real estate                           1,140,481                             1,140,481
Real estate                                                96,219                                96,219
Policy loans                                              417,849                               417,849
Other long-term investments                               278,629                               278,629
Cash and short-term investments                           100,681                               100,681
                                                    --------------                    ------------------
Total investments                                     $16,997,514                           $17,118,234
                                                    ==============                    ==================

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

                Transamerica Occidental Life Insurance Company

                      Supplementary Insurance Information
                            (Dollars in thousands)

                               December 31, 2000

Schedule III

                                                    Future Policy                           Policy and
                                                    Benefits and         Unearned            Contract
                                                      Expenses           Premiums           Liabilities
-----------------------------------------------------------------------------------------------------------
Year ended December 31, 2000:
   Individual life                                    $5,330,707       $         -            $328,828
   Individual health                                      39,295            48,256              16,298
   Group life and health                                  15,770             8,580              53,306
   Annuity                                             4,411,716                 -              20,740
                                                    -------------------------------------------------------
                                                      $9,797,488           $56,836            $419,172
                                                    =======================================================

Year ended December 31, 1999:
   Individual life                                    $4,988,602       $         -            $240,452
   Individual health                                      42,065            28,046              33,481
   Group life and health                                  31,586             2,616              32,963
   Annuity                                             4,602,281                 -             (10,107)
                                                    -------------------------------------------------------
                                                      $9,664,534           $30,662            $296,789
                                                    =======================================================

Year ended December 31, 1998:
   Individual life                                    $4,595,349       $         -            $121,089
   Individual health                                      26,439            41,669              (9,445)
   Group life and health                                  12,953             3,675              47,840
   Annuity                                             4,748,197                 -              (3,337)
                                                    -------------------------------------------------------
                                                      $9,382,938       $    45,344            $156,147
                                                    =======================================================

                                           Benefits, Claims
                              Net             Losses and            Other
         Premium           Investment         Settlement          Operating          Premiums
         Revenue            Income*            Expenses           Expenses*           Written
--------------------------------------------------------------------------------------------------

       $1,241,149          $  447,840         $1,245,378         $  934,952
           43,836               8,517             84,424             89,362           $91,282
          103,920              11,522            (55,633)           114,131            49,345
        1,179,915             640,335          1,665,463            277,789
-------------------------------------------------------------------------------
       $2,568,820          $1,108,214         $2,939,632         $1,416,234
===============================================================================

       $  894,532          $  405,705         $  909,143         $  703,605
          (10,184)              2,770            (33,811)            35,665           $80,328
          158,775              10,967            134,414            124,689            65,217
          888,608             705,600          1,283,024            736,327
-------------------------------------------------------------------------------
       $1,931,731          $1,125,042         $2,292,770         $1,600,286
===============================================================================

       $1,070,236          $  400,313         $1,242,592         $  492,976
           51,827               4,483              3,265            100,839           $63,828
          195,431               4,003            160,581             89,231            50,433
          914,547             669,744            312,946          2,218,202
-------------------------------------------------------------------------------
       $2,232,041          $1,078,543         $1,719,384         $2,901,248
===============================================================================

* Allocations of net investment income and other operating expenses are based on a number of assumptions of estimates, and the results would change if different methods were applied.

                Transamerica Occidental Life Insurance Company

                                  Reinsurance
                            (Dollars in thousands)

                               December 31, 2000

Schedule IV

                                                                          Assumed                          Percentage
                                                        Ceded to           From                            of Amount
                                       Gross              Other            Other             Net            Assumed
                                       Amount           Companies        Companies          Amount          to Net
-------------------------------------------------------------------------------------------------------------------------
Year ended December 31,
   2000:
   Life insurance in force          $626,744,294      $455,425,869     $ 21,882,466      $193,200,891          11%

   Premiums:
     Individual life                $  1,457,065      $  1,119,760     $    903,844      $  1,241,149          74%
     Individual health                    91,282            95,419           47,973            43,836         109%
     Group life and health                49,345           124,268          178,843           103,920         172%
     Annuity                           1,026,218           434,100          587,797         1,179,915          49%
                                  ---------------------------------------------------------------------------------------
                                    $  2,623,910      $  1,773,547     $  1,718,457      $  2,568,820          67%
                                  =======================================================================================

Year ended December 31,
   1999:
   Life insurance in force          $547,304,907      $370,217,933     $ 17,677,754      $194,764,728           9%

   Premiums:
     Individual life                $  1,181,390      $  1,220,329     $    933,471      $    894,532         104%
     Individual health                    80,328            97,296            6,784           (10,184)          -%
     Group life and health                65,217           247,870          341,428           158,775         215%
     Annuity                             954,840           513,149          755,558           888,608          85%
                                  ---------------------------------------------------------------------------------------
                                    $  2,281,775      $  2,078,644     $  2,037,241      $  1,931,731         149%
                                  =======================================================================================

Year ended December 31,
   1998:
   Life insurance in force          $190,331,317      $308,297,855     $307,915,635      $189,922,097         162%

   Premiums:
     Individual life                $  1,253,362      $    958,929     $    776,803      $  1,070,236          73%
     Individual health                    63,828           134,991          122,991            51,827         237%
     Group life and health                50,433           268,973          413,971           195,431         212%
     Annuity                             948,039         1,128,452        1,384,372           914,547         151%
                                  ---------------------------------------------------------------------------------------
                                    $  2,315,662      $  2,491,345     $  2,698,137      $  2,232,041         168%
                                  =======================================================================================

PART C  OTHER INFORMATION


Item 24.       Financial Statements and Exhibits

               (a)  Financial Statements

                    All required financial statements are included in Part B of this Registration Statement.

               (b)  Exhibits:

                    (1)  (a)  Resolution of the Board of Directors of
                              Transamerica Occidental Life Insurance Company authorizing establishment of the Mutual Fund Account. Note 3.

                    (2)       Not Applicable.

                    (3)  (a)  Principal Underwriting Agreement by and between
                              Transamerica Occidental Life Insurance Company, on its own behalf and on the behalf of Mutual Fund Account, and AFSG Securities Corporation. Note 2.

                         (a)  (1)  Amendment to Exhibit A of the Principal
                                   Underwriting Agreement by and between
                                   Transamerica Occidental Life Insurance
                                   Company, on its own behalf and on the behalf of the Mutual fund Account, and AFSG Securities corporation. Note 3.

                         (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 5.

                         (b)  (1)  Form of Broker/Dealer Supervision and Sales
                                   Agreement by and between AFSG Securities
                                   Corporation and the Broker/Dealer. Note 5.

                    (4)  (a)  Form of Policy. Note 5.


                         (b)  Form of Endorsements and Riders (GMDB) (GMIB).
                              Note 5.

                    (5)  (a)  Form of Application. Note 5.

                    (6)  (a)  Articles of Incorporation of Transamerica
                              Occidental Life Insurance Company. Note 3.

                         (a)  (1)  Articles of Redomestication and
                                   Reincorporation of Transamerica Occidental
                                   Life Insurance Company. Note 4.

                         (b) Bylaws of Transamerica Occidental Life Insurance Company. Note 3.

                         (b)  (1)  Amended and Restated By-Laws of Transamerica
                                   Occidental Life Insurance Company. Note 4.

                    (7)       Not Applicable.


                    (8)  (a)  Form of Participation Agreement (Dreyfus). Note 5.

                         (b)  Form of Participation Agreement (Transamerica).
                              Note 5.

                    (9)       Opinion and Consent of Counsel. Note 5.

                    (10) (a)  Consent of Independent Auditors. Note 5.

                         (b)  Opinion and Consent of Actuary. Note 5.

                    (11)      Not applicable.

                    (12)      Not applicable.

                    (13)      Performance Data Calculations. Note 6.

                    (14).     Powers of Attorney:
                              Patrick S. Baird, Paul E. Rutledge II, Karen
                              MacDonald, Nooruddin S. Veerjee, Brenda K. Clancy, James W. Dederer, George A. Foegele, Douglas C. Kolsrud, Richard N. Latzer, Gary U. Rolle', Craig
                              D. Vermie. Note 1. Ron F. Wagley, Bruce Clark.
                              Note 5.

Note 1. Incorporated by reference to Post-Effective Amendment No. 14 to the Form N-4 Registration Statement (File No. 33-49998) filed on April 28, 2000.

Note 2. Incorporated by reference to the Initial Filing of Form S-6 Registration Statement (File No. 333-91851) filed on November 30, 1999.

Note 3. Filed with the Initial filing of this Form N-4 Registration Statement (File No. 333-43518) on August 11, 2000.

Note 4.        Incorporated herein by reference to Post-Effective Amendment No.
               16 to the Form N-4 Registration Statement (File No. 33-49998) filed on February 9, 2001.

Note 5.        Filed herewith.

Note 6.        To be filed by amendment.

Item 25. Directors and Officers of the Depositor (Transamerica Occidental Life Insurance Company)


                            Principal Positions and
Name                        Offices with Depositor
----                        ----------------------

Patrick S. Baird            Director

Paul E. Rutledge III        Director, President - Reinsurance Division

Ron F. Wagley               Director, President - Insurance Products Division

James W. Dederer            Director, Executive Vice President

Larry N. Norman             Executive Vice President

Brenda K. Clancy            Director, Senior Vice President, Corporate

George A. Foegele           Director, Senior Vice President

Douglas C. Kolsrud          Director, Senior Vice President, Investment Division

Karen MacDonald             Director, Executive Vice President and Chief
                            Operating Officer

Richard N. Latzer           Director, Investment Officer

Gary U. Rolle'              Director, Investment Officer

Craig D. Vermie             Director, Vice President and Counsel, Corporate

David M. Goldstein          Vice President and Deputy General Counsel

Bruce Clark                 Chief Financial Officer

Frank A. Camp               Vice President and Financial Markets Division
                            General Counsel

Item 26. Persons Controlled by or under Common Control With the Depositor or Registrant.

                                Jurisdiction of     Percent of Voting
Name                             Incorporation      Securities Owned               Business
----                            ---------------     -----------------              --------
AEGON N.V.                      Netherlands         51.16% of Vereniging           Holding company
                                                    AEGON Netherlands
                                                    Membership Association

Groninger Financieringen B.V.   Netherlands         100% AEGON N.V.                Holding company

AEGON Netherland N.V.           Netherlands         100% AEGON N.V.                Holding company

AEGON Nevak Holding B.V.        Netherlands         100% AEGON N.V.                Holding company

AEGON International N.V.        Netherlands         100% AEGON N.V.                Holding company

Voting Trust Trustees:          Delaware                                           Voting Trust
K.J.Storm
Donald J. Shepard H.B.
Van Wijk Dennis Hersch

AEGON U.S. Holding Corporation  Delaware            100% Voting Trust              Holding company

Short Hills Management Company  New Jersey          100% AEGON U.S.                Holding company
                                                    Holding Corporation

COPRA Reinsurance Company       New York            100% AEGON U.S.                Holding company
                                                    Holding Corporation

AEGON Management Company        Indiana             100% AEGON U.S.                Holding company
                                                    Holding Corporation

AEGON USA, Inc.                 Iowa                100% AEGON U.S.                Holding company

RCC North America Inc.          Delaware            100% AEGON U.S.                Real estate

Transamerica Holding Company    Delaware            100% AEGON USA, Inc.           Holding company

AEGON Funding Corp.             Delaware            100% Transamerica              Issue debt
                                                    Holding Corporation            securities-net
                                                                                   proceeds used to
                                                                                   make loans to
                                                                                   affiliates

First AUSA Life Insurance       Maryland            100% Transamerica Holding      Insurance holding
Company                                             Company                        company

AUSA Life Insurance             New York            82.33% First AUSA Life         Insurance
Company, Inc.                                       Insurance Company
                                                    17.67% Veterans Life
                                                    Insurance Company

Life Investors Insurance        Iowa                100% First AUSA Life Ins. Co.  Insurance
Company of America


Life Investors Alliance, LLC    Delaware            100% LIICA                     Purchase, own, and
                                                                                   hold the equity
                                                                                   interest of other
                                                                                   entities

Great American Insurance        Iowa                100 % LIICA                    Marketing
Agency, Inc.

Bankers United Life             Iowa                100% Life Investors            Insurance
Assurance Company                                   Insurance Company of America


Transamerica Life Insurance     Iowa                100% First AUSA Life Ins. Co.  Insurance
Company

AEGON Financial Services        Minnesota           100% PFL Life Insurance Co.    Marketing
Group, Inc.

AEGON Assignment Corporation    Kentucky            100% AEGON Financial           Administrator of
of Kentucky                                         Services Group, Inc.           structured
                                                                                   settlements

AEGON Assignment Corporation    Illinois            100% AEGON Financial           Administrator of
                                                    Services Group, Inc.           structured
                                                                                   settlements

Southwest Equity Life Ins. Co.  Arizona             100% of Common Voting Stock    Insurance
                                                    First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance    Arizona             100% of Common Voting Stock    Insurance
Co.                                                 First AUSA Life Ins. Co.

Western Reserve Life            Ohio                100% First AUSA Life Ins. Co.  Insurance
 Assurance Co. of Ohio

WRL Series Fund, Inc.           Maryland            Various                        Mutual fund

WRL Investment Services, Inc.   Florida             100% Western Reserve Life      Provides
                                                    Assurance Co. of Ohio          administration for
                                                                                   affiliated mutual
                                                                                   fund

WRL Investment                  Florida             100% Western Reserve Life      Registered
Management, Inc.                                    Assurance Co. of Ohio          Investment advisor

ISI Insurance Agency, Inc.      California          100% Western Reserve Life      Insurance agency
and Subsidiaries                                    Assurance Co. of Ohio

ISI Insurance Agency            Alabama             100% ISI Insurance Agency,     Insurance agency
of Alabama, Inc.                                    Inc.

ISI Insurance Agency            Ohio                100% ISI Insurance Agency,     Insurance agency
of Ohio, Inc.                                       Inc.

ISI Insurance Agency            Massachusetts       100% ISI Insurance Agency,     Insurance agency
of Massachusetts, Inc.                              Inc.

ISI Insurance Agency            Texas               100% ISI Insurance Agency,     Insurance agency
of Texas, Inc.                                      Inc.



ISI Insurance Agency            Hawaii             100% ISI Insurance Agency,      Insurance agency
of Hawaii, Inc.                                                 Inc.

ISI Insurance Agency            New Mexico         100% ISI Insurance Agency,      Insurance agency
of New Mexico, Inc.                                Inc.

AEGON Equity Group, Inc.        Florida            100% Western Reserve Life       Insurance agency
                                                   Assurance Co. of Ohio

Monumental General Casualty     Maryland           100% First AUSA Life Ins. Co.   Insurance
Co.

United Financial Services,      Maryland           100% First AUSA Life Ins. Co.   General agency
Inc.

Bankers Financial Life Ins.     Arizona            100% First AUSA Life Ins. Co.   Insurance
Co.

The Whitestone Corporation      Maryland           100% First AUSA Life Ins. Co.   Insurance agency

Cadet Holding Corp.             Iowa               100% First AUSA Life Ins. Co.   Holding company

Monumental General Life         Puerto Rico        51% First AUSA Life             Insurance
Insurance Company of                               Insurance Company
Puerto Rico                                        49% Baldrich & Associates
                                                   of Puerto Rico

AUSA Holding Company            Maryland           100% AEGON USA, Inc.            Holding company

Monumental General Insurance    Maryland           100% AUSA Holding Co.           Holding company
Group, Inc.

Trip Mate Insurance Agency,     Kansas             100% Monumental General         Sale/admin. of
Inc.                                               Insurance Group, Inc.           travel insurance

Monumental General              Maryland           100% Monumental General         Provides management
Administrators, Inc.                               Insurance Group, Inc.           srvcs. to
                                                                                   unaffiliated third
                                                                                   party administrator

National Association            Maryland           100% Monumental General         Provides actuarial
Management and Consultant                          Administrators, Inc.            consulting services
Services, Inc.

Monumental General Mass         Maryland           100% Monumental General         Marketing arm for
Marketing, Inc.                                    Insurance Group, Inc.           sale of mass
                                                                                   marketed insurance
                                                                                   coverage

Transamerica Capital, Inc.      California         100% AUSA Holding Co.           Broker/Dealer

Endeavor Management Company     California         100% AUSA Holding Co.           Investment Management

Universal Benefits Corporation  Iowa               100% AUSA Holding Co.           Third party
                                                                                   administrator


Investors Warranty of           Iowa             100% AUSA Holding Co.            Provider of
America, Inc.                                                                     automobile extended
                                                                                  maintenance contracts

Massachusetts Fidelity Trust    Iowa             100% AUSA Holding Co.            Trust company
Co.

Money Service, Inc.             Delaware         100% AUSA Holding Co.            Provides financial
                                                                                  counseling for
                                                                                  employees and agents
                                                                                  of affiliated
                                                                                  companies

ADB Corporation, L.L.C.         Delaware         100% Money Services, Inc.        Special purpose
                                                                                  limited Liability
                                                                                  company

ORBA Insurance Services, Inc.   California       26.91% Money Services, Inc.      Insurance agency

Great Companies, L.L.C.         Iowa             30% Money Services, Inc.         Markets & sells
                                                                                  mutual funds &
                                                                                  individually managed
                                                                                  accounts

Roundit, Inc.                   Maryland         50% AUSA Holding Co.             Financial services

Zahorik Company, Inc.           California       100% AUSA Holding Co.            Broker-Dealer

ZCI, Inc.                       Alabama          100% Zahorik Company, Inc.       Insurance agency

Zahorik Texas, Inc.             Texas            100% Zahorik Company, Inc.       Insurance agency

Long, Miller & Associates,      California       33-1/3% AUSA Holding Co.         Insurance agency
L.L.C.

AEGON Asset Management          Delaware         100% AUSA Holding Co.            Registered investment
Services, Inc.                                                                    advisor

InterSecurities, Inc.           Delaware         100% AUSA Holding Co.            Broker-Dealer

Associated Mariner Financial    Michigan         100% InterSecurities, Inc.       Holding company/
Group, Inc.                                                                       management services


Associated Mariner Ins. Agency  Massachusetts    100% Associated Mariner          Insurance agency
of Massachusetts, Inc.                           Agency, Inc.

Associated Mariner Agency       Ohio             100% Associated Mariner          Insurance agency
Ohio, Inc.                                       Agency, Inc.

Associated Mariner Agency       Texas            100% Associated Mariner          Insurance agency
Texas, Inc.                                      Agency, Inc.

PIA 2000-A, L.P.                Delaware         Intersecurities, Inc. is the     Private placement
                                                 General Partner                  investment limited
                                                                                  partnership

Idex Investor Services, Inc.    Florida          100% AUSA Holding Co.            Shareholder services

Idex Management, Inc.           Delaware         100% AUSA Holding Co.            Investment advisor



IDEX Mutual Funds               Massachusetts    Various                          Mutual fund

Diversified Investment          Delaware         100% AUSA Holding Co.            Registered investment
Advisor, Inc.                                                                     advisor

Diversified Investors           Delaware         100% Diversified Investment      Broker-Dealer
Securities Corp.                                 Advisors, Inc.

George Beram & Company, Inc.    Massachusetts    100% Diversified Investment      Employee benefit and
                                                 Advisors, Inc.                   actuarial consulting

AEGON USA Securities, Inc.      Iowa             100% AUSA Holding Co.            Broker-Dealer
                                                                                  (De-registered)

Creditor Resources, Inc.        Michigan         100% AUSA Holding Co.            Credit insurance

CRC Creditor Resources          Canada           100% Creditor Resources, Inc.    Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment            Iowa             100% AUSA Holding Co.            Investment advisor
Management, Inc.

AEGON USA Realty                Iowa             100% AUSA Holding Co.            Provides real estate
Advisors, Inc.                                                                    administrative and
                                                                                  real estate investment

AEGON USA Real Estate           Delaware         100% AEGON USA Realty            Real estate and
Services, Inc.                                   Advisors, Inc.                   mortgage holding
                                                                                  company

QSC Holding, Inc.               Delaware         100% AEGON USA Realty            Real estate and
                                                 Advisors, Inc.                   financial software
                                                                                  production and sales

Landauer Associates, Inc.       Delaware         100% AEGON USA Realty            Real estate counseling
                                                 Advisors, Inc.

Landauer Realty Associates,     Texas            100% Landauer Associates, Inc.   Real estate counseling
Inc.

Realty Information Systems,     Iowa             100% AEGON USA Realty            Information Systems
Inc.                                             Advisors, Inc.                   for real estate
                                                                                  investment management

USP Real Estate Investment      Iowa             12.89% First AUSA Life Ins. Co.  Real estate
Trust                                            13.11% PFL Life Ins. Co.         investment trust
                                                 4.86% Bankers United Life
                                                 Assurance Co.

RCC Properties Limited          Iowa             AEGON USA Realty Advisors,       Limited Partnership
Partnership                                      Inc. is General Partner and 5%
                                                 owner.

Commonwealth General            Delaware         100% Transamerica Holding        Holding company
Corporation ("CGC")                              Company

AFSG Securities Corporation     Pennsylvania     100% CGC                         Broker-Dealer


Benefit Plans, Inc.             Delaware         100% CGC                         TPA for Peoples
                                                                                  Security Life
                                                                                  Insurance Company

AEGON Alliances, Inc.           Virginia         100% Benefit Plans, Inc.         General agent

Capital 200 Block Corporation   Delaware         100% CGC                         Real estate holdings

Commonwealth General            Kentucky         100% CGC                         Administrator of
Assignment Corporation                                                            structured settlements

AEGON Institutional Markets,    Delaware         100% CGC                         Provider of
Inc.                                                                              investment, marketing
                                                                                  and admin. services
                                                                                  to ins. cos.

Monumental Agency Group, Inc.   Kentucky         100% CGC                         Provider of services
                                                                                  to insurance companies

Ampac Insurance Agency, Inc.    Pennsylvania     100% CGC                         Provider of
(EIN 23-1720755)                                                                  management support
                                                                                  services

Compass Rose Development        Pennsylvania     100% Ampac Insurance             Special-purpose
Corporation                                      Agency, Inc.                     subsidiary

Financial Planning Services,    Dist. Columbia   100% Ampac Insurance             Special-purpose
Inc.                                             Agency, Inc.                     subsidiary

Frazer Association              Illinois         100% Ampac Insurance             TPA license-holder
Consultants, Inc.                                Agency, Inc.

National Home Life Corporation  Pennsylvania     100% Ampac Insurance             Special-purpose
                                                 Agency, Inc.                     subsidiary

Valley Forge Associates, Inc.   Pennsylvania     100% Ampac Insurance             Furniture & equipment
                                                 Agency, Inc.                     lessor

Veterans Benefit Plans, Inc.    Pennsylvania     100% Ampac Insurance             Administrator of
                                                 Agency, Inc.                     group insurance
                                                                                  programs

Veterans Insurance Services,    Delaware         100% Ampac Insurance             Special-purpose
Inc.                                             Agency, Inc.                     subsidiary

Academy Insurance Group, Inc.   Delaware         100% CGC                         Holding company

Academy Life Insurance Co.      Missouri         100% Academy Insurance           Insurance company
                                                 Group, Inc.

Pension Life Insurance          New Jersey       100% Academy Life                Insurance company
Company of America                               Insurance Company

FED Financial, Inc.             Delaware         100% Academy Insurance           Special-purpose
                                                 Group, Inc.                      subsidiary


Ammest Development Corp. Inc.   Kansas           100% Academy Insurance           Special-purpose
                                                 Group, Inc.                      subsidiary

Ammest Insurance Agency, Inc.   California       100% Academy Insurance           General agent
                                                 Group, Inc.

Ammest Massachusetts            Massachusetts    100% Academy Insurance           Special-purpose
Insurance Agency, Inc.                           Group, Inc.                      subsidiary

Ammest Realty, Inc.             Pennsylvania     100% Academy Insurance           Special-purpose
                                                 Group, Inc.                      subsidiary

Ampac, Inc.                     Texas            100% Academy Insurance           Managing general agent
                                                 Group, Inc.

Ampac Insurance Agency, Inc.    Pennsylvania     100% Academy Insurance           Special-purpose
(EIN 23-2364438)                                 Group, Inc.                      subsidiary

Force Financial Group, Inc.     Delaware         100% Academy Insurance           Special-purpose
                                                 Group, Inc.                      subsidiary

Force Financial Services, Inc.  Massachusetts    100% Force Financial Group,      Special-purpose
                                                 Inc.                             subsidiary

Military Associates, Inc.       Pennsylvania     100% Academy Insurance           Special-purpose
                                                 Group, Inc.                      subsidiary

NCOAA Management Company        Texas            100% Academy Insurance           Special-purpose
                                                 Group, Inc.                      subsidiary

NCOA Motor Club, Inc.           Georgia          100% Academy Insurance           Automobile club
                                                 Group, Inc.

Unicom Administrative           Pennsylvania     100% Academy Insurance           Provider of admin.
Services, Inc.                                   Group, Inc.                      services

Unicom Administrative           Germany          100% Unicom Administrative       Provider of admin.
Services, GmbH                                   Services, Inc.                   services

Capital General Development     Delaware         100% CGC                         Holding company
Corporation

Monumental Life                 Maryland         73.33% Capital General           Insurance company
Insurance Company                                Development Company
                                                 26.77% First AUSA Life
                                                 Insurance Company

AEGON Special Markets           Maryland         100% Monumental Life             Marketing company
Group, Inc.                                      Insurance Company

Peoples Benefit Life            Iowa             3.7% CGC                         Insurance company
Insurance Company                                20.0% Capital Liberty, L.P.
                                                 76.3% Monumental Life
                                                 Insurance Company


Veterans Life Insurance Co.     Illinois         100% Peoples Benefit             Insurance company
                                                 Life Insurance Company

Peoples Benefit Services, Inc.  Pennsylvania     100% Veterans Life Insurance     Special-purpose
                                                 Company                          subsidiary

Coverna Direct Insurance        Maryland         100% Peoples Benefit             Insurance agency
Services, Inc.                                   Life Insurance Company

Ammest Realty Corporation       Texas            100% Monumental Life             Special-purpose
                                                 Insurance Company                subsidiary

JMH Operating Company, Inc.     Mississippi      100% People's Benefit Life       Real estate holdings
                                                 Insurance Company

Capital Liberty, L.P.           Delaware         99.0% Monumental Life            Holding company
                                                 Insurance Company
                                                 1.0% CGC

Transamerica Corporation        Delaware         100% AEGON NV                    Major interest in
("TAC")                                                                           insurance and finance

AEGON Funding Company II        Delaware         100% TAC                         Commercial paper
                                                                                  insurance

Transamerica Pacific            Hawaii           100% TAC                         Life insurance
Insurance Company, Ltd.

TREIC Enterprises, Inc.         Delaware         100% TFC                         Investments

ARC Reinsurance Corporation     Hawaii           100% Transamerica Corp.          Property & Casualty
                                                                                  Insurance

Transamerica Management, Inc.   Delaware         100% ARC Reinsurance Corp.       Asset management

Inter-America Corporation       California       100% Transamerica Corp.          Insurance Broker

Pyramid Insurance Company,      Hawaii           100% Transamerica Corp.          Property & Casualty
Ltd.                                                                              Insurance

Transamerica Business Tech      Delaware         100% Transamerica Corp.          Telecommunications
Corp.                                                                             and data processing

Transamerica CBO I, Inc.        Delaware         100% Transamerica Corp.          Owns and manages a
                                                                                  pool of high-yield
                                                                                  bonds

Transamerica Corporation        Oregon           100% Transamerica Corp.          Name holding only -
(Oregon)                                                                          Inactive

Transamerica Finance Corp.      Delaware         100% Transamerica Corp.          Commercial & Consumer
                                                                                  Lending & equipment
                                                                                  leasing

TA Leasing Holding Co., Inc.    Delaware         100% Transamerica Finance Corp.  Holding company



Trans Ocean Ltd.                Delaware         100% TA Leasing Holding Co.      Holding company
                                                 Inc.

Trans Ocean Container Corp.     Delaware         100% Trans Ocean Ltd.            Intermodal leasing
("TOCC")

SpaceWise Inc.                  Delaware         100% TOCC                        Intermodal leasing

Trans Ocean Container           Delaware         100% TOL                         Intermodal leasing
Finance Corp.

Trans Ocean Leasing             Germany          100% TOCC                        Intermodal leasing
Deutschland GmbH

Trans Ocean Leasing PTY Ltd.    Austria          100% TOCC                        Intermodal leasing

Trans Ocean Management S.A.     Switzerland      100% TOCC                        Intermodal leasing

Trans Ocean Regional            California       100% TOCC                        Holding company
Corporate Holdings

Trans Ocean Tank Services       Delaware         100% TOCC                        Intermodal leasing
Corp.

Transamerica Leasing Inc.       Delaware         100% TA Leasing Holding Co.      Leases & Services
                                                                                  intermodal equipment

Transamerica Leasing Holdings   Delaware         100% Transamerica Leasing Inc.   Holding company
Inc. ("TLHI")

Greybox Logistics Services      Delaware         100% TLHI                        Intermodal leasing
Inc.

Greybox L.L.C. ("G")            Delaware         100% TLHI                        Intermodal freight
                                                                                  container interchange
                                                                                  facilitation service

Transamerica Trailer            France           100% Greybox L.L.C.              Leasing
Leasing S.N.C.

Greybox Services Limited        U.K.             100% TLHI                        Intermodal leasing

Intermodal Equipment, Inc.      Delaware         100% TLHI                        Intermodal leasing

Transamerica Leasing N.V.       Belg.            100% Intermodal Equipment Inc.   Leasing

Transamerica Leasing SRL        Italy            100% Intermodal Equipment Inc.   Leasing

Transamerica Distribution       Delaware         100% TLHI                        Dormant
Services, Inc.

Transamerica Leasing            Belg.            100% TLHI                        Leasing
Coordination Center

Transamerica Leasing do         Braz.            100% TLHI                        Container Leasing
Brasil Ltda.



Transamerica Leasing GmbH       Germany          100% TLHI                        Leasing

Transamerica Trailer Leasing    Poland           100% TLHI                        Leasing
Sp. z.o.o

Transamerica Leasing Limited    U.K.             100% TLHI                        Leasing

ICS Terminals (UK) Limited      U.K.             100% Transamerica Leasing        Leasing
                                                 Limited

Transamerica Leasing Pty. Ltd.  Australia        100% TLHI                        Leasing

Transamerica Leasing (Canada)   Canada           100% TLHI                        Leasing
Inc.

Transmerica Leasing (HK) Ltd.   H.K.             100% TLHI                        Leasing

Transamerica Leasing            S. Africa        100% TLHI                        In Liquidation -
(Proprietary) Limited                                                             Intermodal leasing

Transamerica Trailer Holdings   Delaware         100% TLHI                        Holding company
I Inc.

Transamerica Trailer Holdings   Delaware         100% TLHI                        Holding company
II Inc.

Transamerica Trailer Holdings   Delaware         100% TLHI                        Holding company
III Inc.

Transamerica Trailer Leasing    Swed.            100% TLHI                        Leasing
AB

Transamerica Trailer Leasing    Switzerland      100% TLHI                        Leasing
AG

Transamerica Trailer Leasing    Denmark          100% TLHI                        Leasing
A/S

Transamerica Trailer Leasing    Germany          100% TLHI                        Leasing
GmbH

Transamerica Trailer Leasing    Belgium          100% TLHI                        Leasing
(Belgium) N.V.

Transamerica Trailer Leasing    Netherlands      100% TLHI                        Leasing
(Netherlands) B.V.

Transamerica Alquiler de        Spain            100% TLHI                        Leasing
Trailer Spain S.L.

Transamerica Transport Inc.     New Jersey       100% TLHI                        Dormant

Transamerica Commercial         Delaware         100% Transamerica Finance Corp.  Holding company
Finance Corporation, I
("TCFCI")

Transamerica Equipment          Delaware         100% TCFCI                       Investment in Various
Financial Services                                                                equipment leases and
Corporation                                                                       loans



BWAC Credit Corporation         Delaware         100% TCFCI                       Inactive

BWAC International Corporation  Delaware         100% TCFCI                       Retail Appliance and
                                                                                  furniture stores

BWAC Twelve, Inc.               Delaware         100% TCFCI                       Holding company

TIFCO Lending Corporation       Illinois         100% BWAC Twelve, Inc.           General financing

Transamerica Insurance          Maryland         100% BWAC Twelve, Inc.           Insurance premium
Finance Corporation ("TIFC")                                                      financing

Transamerica Insurance          California       100% TIFC                        Insurance premium
Finance Corporation,
California

Transamerica Insurance          Ontario          100% TIFC                        Insurance premium
Finance Corporation, Canada                                                       financing

Transamerica Business Credit    Delaware         100% TCFCI                       Lending, leasing &
Corporation ("TBCC")                                                              equipment financing

Transamerica Mezzanine          Delaware         100% TBCC                        Holding company
Financing, Inc.

Bay Capital Corporation         Delaware         100% TBCC                        Special purpose
                                                                                  corporation

Coast Funding Corporation       Delaware         100% TBCC                        Special purpose
                                                                                  corporation

Transamerica Small Business     Delaware         100% TBCC                        Holding company
Capital, Inc. ("TSBC")

Transamerica Emergent           Delaware         100% SBCI                        Dormant
Business Capital Holdings,
Inc.

Gulf Capital Corporation        Delaware         100% TBCC                        Special purpose
                                                                                  corporation

Direct Capital Equity           Delaware         100% TBCC                        Small business loans
Investment, Inc.

TA Air East, Corp.              Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Air I, Corp.                 Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air II, Corp.                Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air III, Corp.               Delaware         100% TBCC                        Special purpose
                                                                                  corporation


TA Air IV, Corp.                Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Air V, Corp.                 Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Air VI, Corp.                Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Air VII, Corp.               Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Air VIII, Corp.              Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Air IX, Corp.                Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Air X, Corp.                 Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Air XI, Corp.                Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XII, Corp.               Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XIII, Corp.              Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XIV, Corp.               Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XV, Corp.                Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XVI, Corp.               Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XVII, Corp.              Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XVIII, Corp.             Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XIX, Corp.               Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Air XX, Corp.                Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Heli I, Inc.                 Delaware         100% TEFS                        Special purpose
                                                                                  corporation


TA Marine I, Inc.               Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Marine II, Inc.              Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TA Marine IV, Inc.              Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Marine VI, Inc.              Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Marine V, Inc.               Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Marine III, Corp.            Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TA Public Finance Air I, Corp.  Delaware         100% TEFS                        Special purpose
                                                                                  corporation

TBC I, Inc.                     Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC II, Inc.                    Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC III, Inc.                   Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC IV, Inc.                    Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC V, Inc.                     Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC VI, Inc.                    Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC Tax I, Inc.                 Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC Tax II, Inc.                Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC Tax III, Inc.               Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC Tax IV, Inc.                Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC Tax V, Inc.                 Delaware         100% TBCC                        Special purpose
                                                                                  corporation


TBC Tax VI, Inc.                Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC Tax VII, Inc.               Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC Tax VIII, Inc.              Delaware         100% TBCC                        Special purpose
                                                                                  corporation

TBC Tax IX, Inc.                Delaware         100% TBCC                        Special purpose
                                                                                  corporation

The Plain Company               Delaware         100% TBCC                        Special purpose
                                                                                  corporation

Transamerica Distribution       Delaware         100% TCFCI                       Holding company
Finance Corporation ("TDFC")

Transamerica Accounts Holding   Delaware         100% TDFC                        Holding company
Corp.

Transamerica Commercial         Delaware         100% TIFC                        Finance company
Finance Corporation ("TCFC")

Transamerica Acquisition        Canada           100% TCFCC                       Holding company
Corporation, Canada

Transamerica Distribution       Delaware         100% TCFC                        Commercial Finance
Finance Corporation -
Overseas, Inc. ("TDFOI")

TDF Mauritius Limited           Mauritius        100% TDFOI                       Mauritius holding
                                                                                  company

Inventory Funding Trust         Delaware         100% TCFC                        Delaware Business
                                                                                  Trust

Inventory Funding Company, LLC  Delaware         100% Inventory Funding Trust     Holding company

TCF Asset Management            Colorado         100% TCFC                        A depository for
Corporation                                                                       foreclosed real and
                                                                                  personal property

Transamerica Joint Ventures,    Delaware         100% TCFC                        Holding company
Inc.

Transamerica Inventory          Delaware         100% TDFC                        Holding company
Finance Corporation ("TIFC")

Transamerica GmbH, Inc.         Delaware         100% TIFC                        Holding company

Transamerica                    Netherlands      100% Trans. GmbH, Inc.           Commercial lending in
Fincieringsmaatschappij B.V.                                                      Europe

BWAC Seventeen, Inc.            Delaware         100% TIFC                        Holding company



Transamerica Commercial         Ontario          100% BWAC Seventeen, Inc.        Dormant
Finance Canada, Limited

Transamerica Commercial         Canada           100% BWAC Seventeen, Inc.        Commercial finance
Finance Corporation, Canada

TCF Commercial Leasing          Ontario          100% TCFCC                       Dormant
Corporation, Canada

Cantrex Group Inc.              Quebec           76% TACC                         Buying group and
                                                                                  retail merchant
                                                                                  services

BWAC Twenty-One, Inc.           Delaware         100% TIFC                        Holding company

Transamerica Commercial         U.K.             100% BWAC Twenty-One Inc.        Commercial lending
Finance Limited ("TCFL")

TDF Credit Insurance Services   U.K.             100% TCFL                        Credit insurance
Limited                                                                           brokerage

Whirlpool Financial             Poland           100% TCFL                        Inactive - commercial
Corporation Polska Spozoo                                                         finance

Transamerica Commercial         U.K.             100% BWAC Twenty-One Inc.        Holding company
Holdings Limited

Transamerica Commercial         France           100% TIFC                        Factoring company
Finance France S.A.

Transamerica GmbH               Frankfurt,       100% GmbH                        Commercial lending in
                                Germany                                           Germany

Transamerica Retail Financial   Delaware         100% TIFC                        Provides retail
Services Corporation                                                              financing
("TRFSC")

Transamerica Bank, NA           Delaware         100% TRFSC                       Bank

Transamerica Consumer Finance   Delaware         100% TRFSC                       Consumer finance
Holding Company ("TCFHC")                                                         holding company

Transamerica Mortgage Company   Delaware         100% TCFHC                       Consumer mortgages

Transamerica Consumer           Delaware         100% TCFHC                       Securitization company
Mortgage Receivables Company

Metropolitan Mortgage Company   Florida          100% TCFHC                       Consumer mortgages

Easy Yes Mortgage, Inc.         Florida          100% Metropolitan Mtg. Co.       No active
                                                                                  business/Name holding
                                                                                  only

Easy Yes Mortgage, Inc.         Georgia          100% Metropolitan Mtg. Co.       No active
                                                                                  business/Name holding
                                                                                  only



First Florida Appraisal         Florida          100% Metropolitan Mtg. Co.       Appraisal and
Services, Inc.                                                                    inspection services

First Georgia Appraisal         Georgia          100% First FL App. Srvc, Inc.    Appraisal services
Services, Inc.

Freedom Tax Services, Inc.      Florida          100%. Metropolitan Mtg. Co.      Property tax
                                                                                  information services

J.J. & W. Advertising, Inc.     Florida          100% Metropolitan Mtg. Co.       Advertising and
                                                                                  marketing services

J.J. & W. Realty Corporation    Florida          100% Metropolitan Mtg. Co.       To hold problem REO
                                                                                  properties

Liberty Mortgage Company of     Florida          100% Metropolitan Mtg. Co.       No active
Ft. Myers, Inc.                                                                   business/Name holding
                                                                                  only

Metropolis Mortgage Company     Florida          100% Metropolitan Mtg. Co.       No active
                                                                                  business/Name holding
                                                                                  only

Perfect Mortgage Company        Florida          100% Metropolitan Mtg. Co.       No active
                                                                                  business/Name holding
                                                                                  only

Transamerica Vendor Financial   Delaware         100% TDFC                        Provides commercial
Service Corporation                                                               leasing

Transamerica Distribution       Mexico           99% TCFC                         Holding company in
Finance Corporation de                                                            Mexican subsidiaries
Mexico S. de R.L. de C.V.

TDF de Mexico S. de R.L. de     Mexico           99% TDFC Mex                     Service company for
C.V.                                                                              Whirlpool receivables

Transamerica Corporate          Mexico           99% TDFC Mex                     Holds employees
Services De Mexico S. de R.L.
de CV

Transamerica Distribution       Mexico           99% TCFC                         Finance company
Finance Factorje S.A. de C.V.

Transamerica Distribution
Finance Insurance Services,    Illinois         100% TCFC                         Finance company
Inc.

Transamerica Flood Hazard       Delaware         100% TAC                         Flood Zone
Certification, Inc.                                                               certification service

Transamerica Home Loan          California       100% TFC                         Consumer mortgages

Transamerica Lending Company    Delaware         100% TFC                         In liquidation -
                                                                                  lending

Transamerica Public Finance,    Delaware         70% TFC                          Financial Services
LLC

Transamerica Financial          California       100% Transamerica Corp.          Investments
Products, Inc.


Transamerica Insurance          Iowa             100% TIHI                        Holding company
Corporation ("TIC")

Arbor Life Insurance Company    Arizona          100% TIC                         Life insurance,
                                                                                  disability insurance

Plaza Insurance Sales Inc.      California       100% TIC                         Casualty insurance
                                                                                  placement

Transamerica Advisors, Inc.     California       100% TIC                         Retail sale of
                                                                                  investment advisory
                                                                                  services

Transamerica Annuity Services   New Mexico       100% TIC                         Performs services
Corp.                                                                             required for
                                                                                  structured settlements

Transamerica Financial          Delaware         100% TIC                         Retail sale of
Resources, Inc.                                                                   securities products

Financial Resources Insurance   Texas            100% Transamerica Fin. Res.      Retail sale of
Agency of Texas                                                                   securities products

TBK Insurance Agency            Ohio             100% Transamerica Fin. Res.      Variable insurance
of Ohio, Inc.                                                                     contract sales in
                                                                                  state of Ohio


Transamerica Financial          Alabama          100% Transamerica Fin. Res.      Insurance agent &
Resources Agency of Alabama,                                                      broker
Inc.

Transamerica Financial          Massachusetts    100% Transamerica Fin. Res.      Insurance agent &
Resources Ins. Agency of                                                          broker
Massachusetts, Inc.

Transamerica International      Delaware         100% TIC                         Holding &
Insurance Services, Inc.                                                          administering foreign
("TIISI")                                                                         operations

AEGON Canada Inc. ("ACI")       Canada           100% TIHI                        Holding company

Transamerica Life Canada        Canada           100% ACI                         Life insurance company

Home Loans and Finance Ltd.     U.K.             100% TIISI                       Inactive

Transamerica Occidental Life    Iowa             100% TIC                         Life insurance
Insurance Company ("TOLIC")

NEF Investment Company          California       100% TOLIC                       Real estate
                                                                                  development

Transamerica China              Hong Kong        99% TOLIC                        Holding company
Investments Holdings Limited

Transamerica Life Insurance     N. Carolina      100% TOLIC                       Life insurance
and Annuity Company
("TALIAC")

Transamerica Assurance Company  Missouri         100% TALIAC                      Life and disability
                                                                                  insurance


Gemini Investments, Inc.        Delaware         100% TALIAC                      Investment subsidiary

Transamerica Life Insurance     Canada           100% TOLIC                       Sells individual life
Company of Canada                                                                 insurance &
                                                                                  investment products
                                                                                  in all provinces and
                                                                                  territories of Canada

Transamerica Life Insurance     New York         100% TOLIC                       Insurance sales
Company of New York

Transamerica South Park         Delaware         100% TOLIC                       Market analysis
Resources, Inc.

Transamerica Variable           Maryland         100% TOLIC                       Mutual Fund
Insurance Fund

USA Administration Services,    Kansas           100% TOLIC                       Third party
Inc.                                                                              administrator

Transamerica Products, Inc.     California       100% TIC                         Holding company
("TPI")

Transamerica Products II, Inc.  California       100% TPI                         Co-general partner

Transamerica Products IV, Inc.  California       100% TPI                         Co-general partner

Transamerica Products I, Inc.   California       100% TPI                         Co-general partner

Transamerica Securities Sales   Maryland         100% TIC                         Life insurance sales
Corp.

Transamerica Service Company    Delaware         100% TIC                         Passive loss tax
                                                                                  service

Transamerica International RE   Bermuda          100% TAC                         Reinsursnce
(Bermuda) Ltd.

Transamerica Intellitech, Inc.  Delaware         100% TFC                         Real estate
                                                                                  information and
                                                                                  technology services

Transamerica International      Delaware         100% TAC                         Holding company
Holdings, Inc. ("TIHI")

Transamerica Investment         Delaware         100% TAC                         Investment adviser
Services, Inc. ("TISI")

Transamerica Income Shares,     Maryland         100% TISI                        Mutual fund
Inc.

Transamerica LP Holdings Corp.  Delaware         100% TAC                         Limited partnership
                                                                                  investment

Transamerica Real Estate Tax    Delaware         100% TFC                         Real estate tax
Service, Inc.                                                                     reporting and
                                                                                  processing services

Transamerica Realty Services,   Delaware         100% TAC                         Real estate
Inc. ("TRS")                                                                      investments

Bankers Mortgage Company of CA  California       100% TRS                         Investment management


Pyramid Investment Corporation  Delaware         100% TRS                         Real estate company

The Gilwell Company             California       100% TRS                         Ground lessee of 517
                                                                                  Washington Street,
                                                                                  San Francisco

Transamerica Affordable         California       100% TRS                         General partner LHTC
Housing, Inc.                                                                     Partnership

Transamerica Minerals Company   California       100% TRS                         Owner and lessor of
                                                                                  oil and gas properties

Transamerica Oakmont            California       100% TRS                         General partner
Corporation                                                                       retirement properties

Transamerica Senior             Delaware         100% TAC                         Owns retirement
Properties, Inc. ("TSPI")                                                         properties

Transamerica Senior Living,     Delaware         100% TSPI                        Manages retirement
Inc.                                                                              properties

ITEM 27.      NUMBER OF CONTRACTOWNERS
              ------------------------

              As of December 31, 2000 there were no Contract owners.

ITEM 28.      INDEMNIFICATION
              ---------------

              The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                              --------
              indemnification in certain situations, mandatory indemnification in other certain situations, and prohibits identification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

               AFSG Securities Corporation
               4333 Edgewood Road, N.E.
               Cedar Rapids, Iowa 52499-0001

The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman                    Thomas R. Moriarty
Director and President             Vice President

Frank A. Camp                      Robert W. Warner
Secretary                          Assistant Compliance Officer

Lisa Wachendorf                    Linda Gilmer
Director, Vice President and       Controller and Treasurer
Chief Compliance Officer

                                   Priscilla Hechler
Anne M. Spaes                      Assistant Vice President and Assistant
Director and Vice President        Secretary

Emily Bates                        Thomas Pierpan
Assistant Treasurer                Assistant Vice President and Assistant
                                   Secretary

Clifton Flenniken                  Darin D. Smith
Assistant Treasurer                Assistant Vice President and Assistant
                                   Secretary

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------


AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 2000, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for Separate Account VA B (formerly PFL Endeavor Variable Annuity Account and PFL Endeavor Platinum Variable Annuity Account), the Retirement Builder Variable Annuity Account (formerly PFL Retirement Builder Variable Annuity Account), Separate Account VA A (formerly PFL Life Variable Annuity Account A), Separate Account VA C (formerly PFL Life Variable Annuity Account C), Separate Account VA D (formerly PFL Life Variable Annuity Account D), Separate Account VA E (formerly PFL Life Variable Annuity Account E), Separate Account VA I (formerly PFL Life Variable Annuity Account I) and Legacy Builder Variable Life Separate Account. These accounts are separate accounts of Transamerica Life Insurance Company (formerly PFL Life Insurance Company).

AFSG Securities Corporation serves as principal underwriter for Separate Account VA BNY, Separate Account C and AUSA Series Life Account. These accounts are separate accounts of AUSA Life Insurance Company, Inc.

AFSG Securities Corporation serves as principal underwriter for Separate Account I, Separate Account II and Separate Account V. These accounts are separate accounts of Peoples Benefit Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for WRL Series Life Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

AFSG Securities Corporation also serves as principal underwriter for Transamerica Occidental Life Separate Account VUL-3. This account is a separate account of Transamerica Occidental Life Insurance Company.

Item 30.  Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Transamerica Occidental Life Insurance Company at the administration office.

Item 31.  Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.  Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
     (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Occidental Life Insurance Company at the address or phone number listed in the Prospectus.

(d) Transamerica Occidental Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Occidental Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that this Amendment to the registration Statement meets the requirements for effectiveness pursuant to paragraph (b) of Rule 485 and has caused the Registration Statement to be signed on its behalf, by the undersigned in the City of Cedar Rapids and State of Iowa, on this 26th day of April, 2001.

                                         SEPARATE ACCOUNT VA G

                                         TRANSAMERICA OCCIDENTAL
                                         LIFE INSURANCE COMPANY
                                         Depositor

                                         /s/ Frank A. Camp
                                         ---------------------------------------
                                         Frank A. Camp
                                         Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signatures                                           Title                             Date
----------                                           -----                             ----

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
Patrick S. Baird

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
Paul E. Rutledge III

                                            *        Director and Acting                                  , 2001
---------------------------------------------                                           --------------------
Karen MacDonald                                      Chief Financial Officer

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
Ron F. Wagley

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
Brenda K. Clancy

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
James W. Dederer

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
George A. Foegele


                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
Douglas C. Kolsrud

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
Richard N.  Latzer

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
Gary U. Rolle'

                                            *        Director                                             , 2001
---------------------------------------------                                           --------------------
Craig D. Vermie
                                                                                                          , 2001
                                            *        Chief Financial Officer            --------------------
---------------------------------------------
Bruce Clark

/s/ Frank A. Camp                                                                                 April 26, 2001
---------------------------------------------        Attorney-in-Fact
*By:  Frank A. Camp

                                                                Registration No.
                                                                       333-43518




                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                _______________

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                           DREYFUS ACCESS ADVANTAGE

                                _______________

                                 EXHIBIT INDEX

Exhibit No.          Description of Exhibit                                                 Page No.*
-----------          ----------------------                                                 ---------
(3)(b)(1)            Form of Broker/Dealer Supervision and Sales Agreement by and between
                     AFSG Securities Corporation and the Broker/Dealer

(4)(a)               Form of Policy

(4)(b)               Form of Endorsements and Riders (GMDB) (GMIB)

(5)(a)               Form of Application

(8)(a)               Form of Fund Participation Agreement (Dreyfus)

(8)(b)               Form of Participation Agreement (Transamerica)

(9)                  Opinion and Consent of Counsel

(10)(a)              Consent of Independent Auditors

(10)(b)              Opinion and Consent of Actuary

(14)                 Powers of Attorney

____________
* Page numbers included only in manually executed original.